82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Beijing Enterprises Holdings Ltd.

*CURRENT ADDRESS 34/F. West Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

**FORMER NAME

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5242 FISCAL YEAR 12/31/~~02~~01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: Amy O'Brien
DATE : 2/25/02

蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: (852) 2826-8688
FACSIMILE: (852) 2522-2280
(852) 2522-2295

DONALD C. WALKOVIK
JOHN EVANGELAKOS
RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road, Central
Hong Kong

125 BROAD STREET, NEW YORK 10004-2498
250 PARK AVENUE, NEW YORK 10177-0021
1701 PENNSYLVANIA AVE., N.W., WASHINGTON, D.C. 20006-5805
444 SOUTH FLOWER STREET, LOS ANGELES 90071-2901
8, PLACE VENDÔME, 75001 PARIS
ST. OLAVE'S HOUSE, 9a IRONMONGER LANE, LONDON EC2V 8EY
101 COLLINS STREET, MELBOURNE 3000
2-1, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100

January 22, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attn: Ms. Amy O'Brien

Re: Beijing Enterprises Holdings Limited

Dear Amy:

On behalf of Beijing Enterprises Holdings Limited (the "Company"), we hereby submit a copy of the Company's Annual Report for the year ended December 31, 2000 ("Annual Report"). As you will see, the Company's audited financial statements for the year ended December 31, 2000 are contained in pages 23 to 78 of the Annual Report.

The enclosed document is being furnished under paragraph (b)(1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the Commission for purposes of, or otherwise be subject to the provisions of, Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

If you have any other questions, please feel free to contact me by telephone at 011-852-2826-8622 or by facsimile at 011-852-2522-2280. You may also reach me by contacting Ashley King, a legal assistant in the Washington, D.C. office of Sullivan & Cromwell, by telephone at 956-7500 or by facsimile at 293-6330.

Very truly yours,

Jacob Y. Shek/AK

Jacob Y. Shek

(Enclosure)

Beijing Enterprises Holdings Limited

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

(a) Announcement, dated February 29, 2000, in relation to proposed connected transactions with Beijing Yanjing Brewery Co. Ltd and Beijing Yan Jing Brewery Co. Ltd.

(b) Notice of Annual General Meeting of the Company dated April 18, 2000.

(c) Announcement, dated April 18, 2000, of the Company's Results for the Year Ended December 31, 1999.

(d) Announcement, dated May 3, 2000, in relation to connected transactions with Laser Investments Limited.

(e) Announcement, dated May 22, 2000, in relation to a connected transaction with Beijing Holdings Limited.

(f) Press Release, dated May 30, 2000, in relation to Mr. Fang Fang joining the Board of the Company as Non-executive Director and Advisor to Chairman.

(g) Announcement, dated May 30, 2000, in relation to Mr. Fang Fang joining the Board of the Company as Non-executive Director and Advisor to Chairman.

(h) Announcement, dated May 31, 2000, in relation to a clarification on the Company's May 30, 2000 announcement on Mr. Fang Fang joining the Board of the Company.

(i) Announcement, dated July 21, 2000, in connection with the Sale and Purchase Agreements between the Company and Beijing Yanjing Brewery Company Limited.

(j) Announcement, dated August 2, 2000, amending the terms of the comprehensive services agreement between Yanjing Brewery and Yanjing Group.

(k) Announcement, dated August 31, 2000, in connection with the resignation of Mr. Cong Shi Jie as Executive Director and the appointment of Mr. Bi Yu Xi as Executive Director of the Company.

(l) Announcement, dated September 5, 2000, in connection with the Company's 2000 Interim Report.

(m) Press Release, dated September 5, 2000, of the Company's 2000 Interim Results for the period ended June 30, 2000.

(n) Announcement, dated September 7, 2000, in connection with the clarification of a clerical error in the Company's 2000 Interim Report dated September 5, 2000.

(o) Announcement, dated November 17, 2000, in connection with the Share Transfer Agreement (STA) between the Company and Beijing Enterprises (Dairy) Limited.

(p) Press Release, dated January 16, 2001, in connection with the Strategic Acquisition of 85% equity interests in Beijing Kraft Food Corporation.

(q) Announcement, dated January 16, 2001, of the appointment of Mr. Liu Kai as a director of the Company.

(r) Announcement, dated January 18, 2001, in relation to connected transactions involving Idata Finance Trading Limited and Illumination Holdings Limited.

(s) Announcement, dated April 9, 2001, in relation to connected transactions with Beijing Yanjing Brewery Company Ltd. and Beijing Yan Jing Beer Group Company.

(t) Announcement, dated April 10, 2001, of the Company's Results for the Year End December 31, 2000 and Notice of Annual General Meeting.

(u) Press Release, dated April 10, 2001, in relation to the Company's 2000 Annual Results.

(v) Announcement, dated May 29, 2001, in relation to connected transactions involving Beijing Enterprises (Properties) Limited and Beijing Holdings Limited.

(w) Announcement, dated September 4, 2001, in relation to change of Directors of the Company.

(x) Press Release, dated September 6, 2001, in relation to the Company's Interim Results for the Period Ended June 30, 2001.

(y) Announcement, dated September 6, 2001, of the Company's Interim Results for the Period Ended June 20, 2001.

(z) Announcement, dated September 20, 2001, in relation to the acquisition of Cyber Vantage Group.

(aa) Announcement, dated September 27, 2001, in relation to connected transactions with Beijing Development (Hong Kong) Limited.

BEIJING ENT<0392> - Announcement

Beijing Enterprise Holdings Limited
(the "Company")
(Incorporated in Hong Kong with limited liability under the
Companies Ordinance)

Proposed Connected Transactions

The directors of the Company announce that the directors of Beijing Yanjing Brewery Co., Ltd. ("Beijing Yanjing"), an A-Share subsidiary listed on Shenzhen Stock Exchange, have on 23 February 2000 resolved to purchase an 80% equity interest in Hunan Yanjing Brewery Co., Ltd. from Beijing Yan Jing Brewery Co. Ltd. ("Yanjing Brewery"). Beijing Yanjing also resolved on the same date to purchase from Beijing Yan Jing Beer Group Company ("Yanjing Group"), a 20% shareholder of Yanjing Brewery, respectively 93.75% and 92.95% equity interests in two other independent third party brewery companies in the PRC. These proposed transactions to be financed out of the proceeds of a proposed rights issue of Beijing Yanjing conditional upon the approvals of its shareholders and the China Securities Regulatory Commission may constitute connected transactions under the Listing Rules.

Connected Parties

(i) Beijing Yanjing, an A-Share subsidiary listed on the Shenzhen Stock Exchange indirectly held as to approximately 54.56% by the Company, with one of its directors being an executive director of the Company.

(ii) Yanjing Brewery, a PRC sino foreign equity joint venture held as to 80% by the Company and 20% by Yanjing Group, with one of its directors being an executive director of the Company.

(iii) Yanjing Group, the PRC shareholder of Yanjing Brewery, a state-owned enterprise established in the PRC.

(For the current corporate structure of Beijing Yanjing, please refer to the press announcement today.)

The Proposed Transactions

The structures of the Proposed Transactions will be as follows:

(i) Heng Yang Transaction

Beijing Yanjing to purchase from Yanjing Group a 93.75% equity interest in Yanjing Brewery (Heng Yang) Company Ltd., Heng Yang CITIC will continue to hold a 6.25% equity interest.

(ii) Xiang Fan Transaction

Beijing Yanjing to purchase from Yanjing Group a 92.95% equity interest in Yanjing Brewery (Xiang Fan) Company Ltd., Hanjiang Beer will continue to hold a 7.05% equity interest.

(iii) Hunan Transaction

Beijing Yanjing also proposes to acquire from Yanjing Brewery an 80% equity interest in Hunan Yanjing Brewery Co., Ltd., Junshen Industrial Company Ltd. will continue to hold a 20% equity interest.

Reasons for the Proposed Transactions

Yanjing Group became interested in Yanjing Brewery (Heng Yang) Company Ltd. and Yanjing Brewery (Xiang Fan) Company Ltd. in January 2000. Yanjing Group has undertaken to Yanjing Brewery that, from the date of establishment of Yanjing Brewery in March 1997 through the joint venture term of Yanjing Brewery, it will not have any equity interest in any business operation which competes, or may compete, with Yanjing Brewery. In view of the non-competition undertaking, Yanjing Group has undertaken to Yanjing Brewery to transfer the 93.75% and 92.95% equity interests in Yanjing Brewery (Heng Yang) Company Ltd. and Yanjing Brewery (Xiang Fan) Company Ltd. at Attributable Net Asset Values on or before 30 June 2000.

The directors of the Company believe that the Proposed Transactions will expand its sales and marketing networks in the PRC brewery sector and further strengthen the leadership position of Beijing Yanjing.

The Proposed Considerations

(i) Heng Yang Transaction

The Proposed Consideration of RMB169,381,800 (approximately HK$160 million), representing approximately 2% of the audited consolidated net tangible assets of the Company as disclosed in its latest published accounts for the year ended 31 December 1998 ("latest published annual accounts"), will be payable in cash on completion of the sale expected to take place upon completion of the Proposed Rights Issue.

(ii) Xiang Fan Transaction

The Proposed Consideration of RMB67,371,400 (approximately HK$60 million), representing approximately 0.75% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts, will be payable in cash on completion of the sale expected to take place upon completion of the Proposed Rights Issue.

(iii) Hunan Transaction

The Proposed Consideration of RMB105,969,200 (approximately HK$100 million), representing approximately 1.25% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts, will be payable in cash on completion of the sale expected to take place upon completion of the Proposed Rights Issue.

The Proposed Considerations have been arrived at on the basis of Attributable Net Asset Values. The directors of the Company consider the Proposed Considerations as fair and reasonable.

Conditions, execution of legally binding documents, the Proposed Rights Issue and completion

The Proposed Transactions will be conditional upon the obtaining of necessary regulatory consents and approvals and upon approvals of the boards of the relevant parties to the transactions.
The Proposed Transactions will be financed out of the proceeds of Beijing Yanjing's proposed rights issue (the "Proposed Rights Issue") which is conditional upon the approvals of its shareholders and the China Securities Regulatory Commission. Completion of the Proposed Transactions is expected to take place upon completion of the Proposed Rights Issue. The proceeds of the Proposed Rights Issue are expected to amount to approximately between RMB905,600,000 (approximately HK$850 million) and

RMB1,245,200,000 (approximately HK$1,170 million) and approximately RMB342,722,400 (approximately HK$320 million) of which is intended to be utilised to pay the Proposed Considerations. Pursuant to the Proposed Rights Issue, Beijing Yanjing will issue 113,200,000 new shares, alloting three rights shares for every ten shares held by qualifying shareholders. The proposed subscription price will be between RMB8 (HK$7.5) and RMB11 (HK$10.3) per rights share. The rights shares will rank pari passu with all existing shares of Beijing Yanjing. Completion of the Proposed Rights Issue is expected to take place within 12 months upon its approval at Beijing Yanjing's 1999 Annual General Meeting to be held before end of March 2000.

General

Yanjing Brewery has agreed to exercise in part its right to take up the rights shares to be allotted under the Proposed Rights Issue in respect of those shares in which Yanjing Brewery is beneficially interested. The directors of the Company do not expect the Proposed Rights Issue will result in a material dilution of the percentage equity interest of the Company in Beijing Yanjing, a major subsidiary of the Company pursuant to paragraph 19(1)(a)(ii) of the Listing Agreement between the Company and the Stock Exchange.

The Company will make a further announcement and comply with relevant provisions of the Listing Rules at such time as legally binding agreements in respect of the Proposed Transactions are executed and the approvals in respect of the Proposed Rights Issue are obtained. As the Proposed Transactions may or may not proceed, investors are advised to exercise caution when dealing in the securities of the Company.

Definitions

"Attributable Net Asset Values" The respective attributable net asset value of Yanjing (Heng Yang) Company Ltd., Yanjing Brewery (Xiang Fan) Company Ltd. and Hunan Yanjing Brewery Co., Ltd. appraised by Beijing Development Evaluation Co., an independent recognized PRC valuer on 31 December, 1999, in accordance with general practice for transfer of state-owned assets.

"Hanjiang Beer" Hubei Province Yicheng City Hanjiang Beer Company Limited, a PRC company which is independent from the Company, its subsidiaries and their respective connected parties and their associates

"HK$" Hong Kong Dollars, the lawful currency of Hong Kong

"Yanjing Brewery (Heng Yang) company Ltd." a PRC company held as to 93.75% by Yanjing Group and 6.25% by Heng Yang CITIC

"Heng Yang CITIC" Heng Yang City Trust and Investment Company, a PRC company which is independent from the Company, its subsidiaries and their respective connected parties and their associates

"Hunan Yanjing Brewery Co., Ltd." a PRC company owned as to 80% by Yanjing Brewery and 20% by Junshen Industrial Company Ltd.

"Listing Rules" The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"PRC" The People's Republic of China

"RMB" Renminbi, the lawful currency of the PRC

"Stock Exchange" Stock Exchange of Hong Kong Limited

"Yanjing Brewery (Xiang Fan) Company Ltd." a PRC joint venture held as to 92.95% by Yanjing Group and 7.05% by Hanjiang Beer.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 29 February 2000


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom A, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 15 June 2000 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 1999;

2. To declare a final dividend;

3. To re-elect the retiring Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To re-appoint the retiring Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held.";

6. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held."; and

7. "**THAT** the general mandate granted to the Directors of the Company pursuant to Resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company since the granting of such general mandate pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution".

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 18 April 2000

Notes:

1. The Register of Members will be closed from Monday, 12 June 2000 to Thursday, 15 June 2000 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 1601 Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 9 June 2000.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 1601 Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4. An explanatory statement containing further details regarding Resolutions Nos. 5 to 7 above will be sent to shareholders shortly together with the 1999 Annual Report.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 1999

CHAIRMAN'S STATEMENT

I am pleased to announce that Beijing Enterprises Holdings Limited recorded satisfactory results in 1999 amid a difficult operating environment in the PRC. Consolidated turnover increased by 13% to HK$3,824 million. Attributable profit to shareholders increased by 2.2% to HK$485 million. Earnings per share increased by 2.2% to HK$0.78.

DIVIDENDS

The Directors recommended the payment of a final dividend of HK15 cents per share for the year ended 31 December 1999 payable to shareholders whose names appear on the Register of Members of the Company on Thursday, 15 June 2000. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on or about Friday, 30 June 2000.

RESULTS

The Board of Directors of the Company is pleased to present the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 1999.

	Notes	For the year ended 31.12.1999 Consolidated HK$'000	For the year ended 31.12.1998 Consolidated HK$'000
Turnover	1	3,823,713	3,396,578
		==========	==========
Operating profit		492,431	457,538
Share of profits less losses of:			
Jointly-controlled entities		(42,724)	(17,324)
Associates		203,319	242,607
		----------	----------

	Note		
Profit before tax		653,026	682,821
Tax	2	(104,653)	(107,931)
Profit after tax		548,373	574,890
Minority interests		(63,343)	(100,430)
Net profit attributable to shareholders		485,030	474,460
Transfer to reserves		90,999	74,049
Dividends	3	155,625	155,625
Earnings per share -- basic	4	HK$0.78	HK$0.76

Notes:

1. Turnover

Turnover represents (1) the aggregate of the invoiced value of goods sold net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue and entrance fees, net of business and consumption taxes and government surcharges; and (3) rental income.

2. Tax

Hong Kong profits tax has been provided at the rate of 16% (1998: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations elsewhere in the PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	For the year ended 31.12.1999 Consolidated HK$'000	For the year ended 31.12.1998 Consolidated HK$'000
Group:		
Hong Kong	808	3,535
Mainland China	75,056	69,800
Overprovision in prior years	(2,381)	-
Tax rebate relating to prior year	(1,040)	-

Deferred	6,853	(313)
	79,296	73,022
Share of taxation attributable to		
Jointly controlled entities	156	1,127
Associates	25,201	33,782
	104,653	107,931

3. Dividends

	For the year ended 31.12.1999 Consolidated HK$'000	For the year ended 31.12.1998 Consolidated HK$'000
Interim --- HK10 cents (1998: HK10 cents) per share	62,250	62,250
Proposed final --- HK15 cents (1998: HK15 cents) per share	93,375	93,375
	155,625	155,625

4. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the year of HK$485,030,000 (1998: HK$474,460,000) and the weighted average of 622,500,000 shares (1998: 622,500,000 shares) in issue during the year. Diluted earnings per share has not been shown because the exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12 June 2000 to Thursday, 15 June 2000 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 1601 Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 9 June 2000.

BUSINESS REVIEW

The Group has four main areas of business including consumer goods, infrastructure investments, tourism, hotel & retail services and technology. These four main areas of business recorded mixed results in 1999.

(1) Consumer goods

Beer

Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") recorded strong turnover growth for the year with net turnover and operating profit after tax amounted to approximately HK$1,293 million and HK$263 million respectively, representing 21% and 7% growth over 1998. Overall gross margin declined slightly due to higher manufacturing costs.

The 200,000 tons expansion project for Beijing's main plants was near to completion pending certification by relevant departments. During the year, Yanjing Brewery acquired controlling interests in Jiangxi Yanjing Brewery and Hunan Yanjing Brewery for a total consideration of HK$113 million. Total output of Yanjing Group reached 900,000 tons in 1999 and it was the first brewery company with consolidated production capacity exceeding one million tons. Going forward, Yanjing Brewery will continue to pursue strategic acquisition in other parts of mainland China to build up a national brand name.

Dairy products and food business

Net turnover of Sanyuan Food increased significantly by 28% to HK$464 million while operating profit after tax jumped 88% to HK$45 million when compared to 1998. Sanyuan's production capacity was boasted by completion of a new factory at Shuang Qiao and upgrading of certain existing facilities. Sanyuan stepped up its marketing effort and quickly expanded its brand name and market share during the year. Gross margin improved mainly due to higher products price and larger economy of scale. Operating profit was further boasted by compensation from the developer of an old factory site.

Beijing McDonald's further expanded its number of restaurants to 60 as at end of the year. Its performance was adversely affected by Sino-US conflict in May 1999 and the increased number of new outlets which had high start up costs and lower than average per-store sales.

Winery

The combined net turnover and profit after tax of Shun Xing Winery and Feng Shou Winery for 1999 amounted to HK$62 million and HK$7 million respectively. Feng Shou Winery started commercial production at the beginning of 1999 and sustained steady growth in the domestic premium red wine market.

(2) Infrastructure

Capital Airport Expressway

Traffic volume declined by 8% to 23 million vehicles compared to 1998 mainly due to a substantial toll hike at the beginning of 1999. The net turnover and profit after tax of Capital Airport Expressway amounted to HK$231 million and HK$108 million respectively, representing 40% growth in net

revenue and 88% growth in profit after tax compared to 1998. Traffic volume is expected to rebound moderately when business activities and tourism in Beijing slowly pick up this year. The opening of new passenger terminals at Capital Airport will also boast traffic volume.

Water Treatment Concession

Profit after amortisation on cost of the Concession amounted to HK$127 million for the year ended 31 December 1999. The Group received guaranteed cash income on a regular basis from the Beijing Water Bureau.

(3) Services

Tourism services

The overall number of visitors to Badaling Great Wall declined by 2% to 3.32 million for the year 1999. The Badaling Hot Spring Resort recorded an average occupancy rate of 49% and room rate was RMB376 in the same period.

The combined net turnover of Badaling Tourism amounted to approximately HK$114 million, representing a 12% increase when compared to 1998. Its combined profit after tax amounted to approximately HK$9 million against HK$4 million losses in 1998. The marked improvement was mainly due to a widened revenue base and stringent cost control measures.

The number of visitors to Longqingxia increased by 24% to 545,000 in 1999. The net turnover and profit after tax for 1999 amounted to HK$30 million and HK$5 million respectively.

Hotel services

The average occupancy rate of Jianguo Hotel declined by 4% to 68% in 1999 whereas average room rates declined by 15% to RMB618 in the same period. The oversupply of high end hotels in Beijing continued to pose pressure on performance of Jianguo Hotel. The renovation works on a substantial number of guest rooms also reduced room availability. Net turnover and profit after tax in 1999 amounted to HK$114 million and HK$6 million respectively, representing 18% and 75% decreases when compared to 1998.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing Group") declined by 15% to HK$1.27 billion when compared to 1998 mainly due to closure of the flagship store in Beijing for renovation purpose. The attributable loss of Wangfujing Group amounted to HK$52 million in 1999. The worse than expected result of Wangfujing Group was attributable to several factors: substantial provisions on investments in Nantong Department Store and related investment property; continuous operating losses of Nantong, Wuhan and Haiwen stores as well as a continuous margin squeeze as a result of keen competition in the mainland retail market.

With the reopening of the flagship store in late August 1999, the cash flow of the Wangfujing Group has improved. Wangfujing Group will endeavor to consolidate its existing retail business and restructure those loss making operations in the foreseeable future.

(4) Technology business

BISC (an associated company)

During the year of 1999, Beijing International Switching System Company Limited ("BISC") continued to expand its sales volume and market share. Sales volume of EWSD programmable digital switching system further increased by 9% to 6.94 million ports in 1999 rendering BISC one of the leading players in the PRC switching system market.

In order to strengthen its leading position, BISC pursued aggressive pricing policy in the second half of 1999. Average revenue per port declined by almost 20% to RMB363 during the year of 1999. Higher ratio of cash term sales also contributed to lower average selling price.

The net turnover and profit after tax of BISC amounted to approximately HK$2.37 billion and HK$408 million respectively. This represents a 13% drop in revenue and a 22% drop in profit after tax when compared to 1998. The Group's 40% share of the operating profit after tax of BISC amounted to approximately HK$163 million.

Going forward, BISC will explore new product range such as switching system equipment for broadband digital network. BISC seeks to strengthen its cooperation with Siemens in development and launching of new product range.

Other technology businesses

Beijing Peking University WBL Biotech Co., Ltd. ("WPU"), an associate of the Group, which is engaged in the manufacture and sales of Xuezhikang capsules recorded a profit after tax of HK$33 million. Beijing Technology Development Fund has invested in more than twenty start up companies and is expected to realise certain investment gain when certain investee companies go public in the middle of the year 2000. Beijing Enterprises Holdings High-Tech Development Co., Ltd. has set up its logistics and started identifying investment opportunities in the Beijing area.

PROSPECTS

Mainland China has sustained continuous economic growth in the past decade and is likely to keep up with the momentum though at a slower pace. The issue of deflation has also been addressed by increasing money supply and lower interest rate. With the upcoming entry into World Trade Organisation ("WTO"), the trade volume and business opportunities are poised to grow further in the PRC.

The Group's core businesses which include consumer products, infrastructure investments, servicing and technology investments, will mostly benefit from the positive macro economic developments. On one hand, the Group will further invest in those businesses which it is holding leading market position and competitive advantage. These include plans of establishing Yanjing Brewery as a national brand name and technology upgrading of Sanyuan Food's production facilities.

On the other hand, the Group will actively seek for investment opportunities in high technology sector, in particular, the Zhong Guan Cun Science Park which is home to a large pool of talents and technology expertise.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately HK$6.2 billion while minority interests amounted to approximately HK$2.2 billion as at year end date. As at 31 December 1999, the Group had cash and net borrowings of approximately HK$3.6 billion and HK$4.5 billion respectively. Net debt to equity ratio was 16%. During the year, the Group borrowed more Renminbi bank loans because of lower interest rates and exchange risks.

USE OF PROCEEDS RAISED FROM IPO

During the year, the Company further invested HK$950 million of the IPO proceeds in completing new investments, including the acquisition of the operating concession of the Phase I of Beijing No. 9 Water Treatment Plant, Beijing Technology Development Fund and WPU. As at the year end date, the Company has completely utilized the IPO proceeds.

THE YEAR 2000 COMPLIANCE

The Group completed the remediation and compliance testing for all major systems during the year. We also obtained compliance certificates from independent consultants who satisfactorily tested and verified the modifications and new systems in our Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

On behalf of the Board
Hu Zhao Guang
Chairman
Hong Kong, 18 April 2000


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Connected Transactions

The Company wishes to announce that a sharing agreement dated May 2, 2000 entered into with Laser Investments Limited, an indirect wholly-owned subsidiary of Beijing Holdings Limited ("BHL") effective May 1, 2000 in respect of a commercial premises and car park spaces for a term of two years for an agreed fee of HK$300,000 per month constitutes a connected transaction by virtue of BHL being a substantial shareholder (approximately 62.93%) of the Company.

THE PARTIES

(i) Laser Investments Limited, an indirect wholly-owned subsidiary of BHL.

(ii) The Company

THE TRANSACTION

Laser Investments Limited and the Company entered into a Sharing Agreement on May 2, 2000 for the renewal of an agreement for the Group and Laser Investments Limited to jointly occupy and use the premises in respect of 34/F West Tower, Shun Tak Centre, 200 Connaught Road, Central, Hong Kong and two car parking spaces for a term of two years effective May 1, 2000. The Premises and the car parking spaces are currently owned by Laser Investments Limited. Out of a saleable area of the premises of approximately 19,655 sq. ft., the Group currently occupies and uses approximately 11,793 sq. ft., representing 60% of the saleable area of the premises. The premises is occupied and used by the Group as its headquarters in Hong Kong.

CONSIDERATION

For the term of the Sharing Agreement, the monthly agreed fee payable by the Company is HK$300,000 excluding management fees, rates, air-conditioning charges, electricity and water charges. The terms of the Sharing Agreement have been arrived at on an arm's length basis and on the prevailing market rent quoted by an independent valuer, DTZ Debenham Tie Leung Limited (formerly C. Y. Leung & Company) on April 28, 2000.

GENERAL

The Sharing Agreement constitutes a connected transaction under the Listing Rules by virtue of BHL being the substantial shareholder (approximately 62.93 %) of the Company. The consideration payable by the Company is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended December 31, 1999. The terms of the Sharing Agreement are based on normal commercial terms and were considered by The Board including the independent non-executive directors as fair and reasonable. Details of the Sharing Agreement will be included in the Company's annual report in accordance with the Listing Rules.

DEFINITIONS

In this Announcement, the following terms and expressions have the following meanings:

"BHL"	Beijing Holdings Limited
"Board"	the board of the directors of the Company
"Company"	Beijing Enterprises Holdings Limited
"Group"	the Company and its subsidiaries and associated companies designated by the Company from time to time
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"sq. ft."	square feet

By Order of the Board
Jimmy Tam
Company Secretary

BEIJING ENTERPRISES HOLDINGS LIMITED

Hong Kong, May 3, 2000

Please also refer to the published version of this announcement in the ***(Hongkong Standard)***


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Connected Transaction

Beijing Enterprises Holdings Limited (the "Company") wishes to announce that a shareholders' agreement entered into with Beijing Holdings Limited ("BHL") and two other independent third parties effective May 8th 2000 in respect of a joint venture company constitutes a connected transaction by virtue of BHL being a substantial shareholder (approximately 62.93%) of the Company. The consideration of US$1 million payable by the Company is less than 3% of the latest published audited consolidated net tangible assets of the Company. The transaction is subject to the disclosure requirement under 14.25(1) of the Listing Rules.

THE PARTIES

(I) Beijing Holdings Limited (holding an approximately 62.93% equity interest in the Company)

(ii) The Company

THE TRANSACTION

A shareholders' agreement was entered into among BHL, the Company, Tongchan Investment Group Corporation, China M&A Management Co. Ltd. and Jing Tai Securities & Investment Limited (the "JV company") on May 8th 2000 (the "Shareholders' Agreement") in respect of the JV company. The JV company, formerly known as Scriven Investment Limited, was 100% beneficially owned by BHL. The JV company has had no business activity and it has an issued share capital of HK$10,000. Upon completion of subscription of new shares, the JV company will be held as to 30% by BHL, 10% by the Company, 30% by Tongchan Investment Group Corporation and 20% by China M&A Management Co. Ltd. with the

remaining 10% to be subscribed by senior management of the JV company (excluding directors save and except the nominated directors of the two independent third parties). The business scope of the JV company will include financial services; securities brokerage; investment banking covering financial advisor, underwriter and sponsor and other services. All shareholders funding requirements are pro-rata to the shareholding of each joint venture partner and that future subscription of the shares of the JV company will be on a pro-rata basis.

CONSIDERATION

The consideration payable by the Company for 1 million shares of HK$7.8 each, representing 10% of the enlarged issued share capital of the JV company, is US$1 million cash. No further capital commitment is required. The consideration is based on the initial working capital requirement of US$10 million of the JV company and will be funded out of the Company's internal resources. The consideration shall be payable as soon as practicable.

REASONS FOR THE TRANSACTION

The transaction will provide the Company a business opportunity to participate in securities brokerage and investment banking industries for future development.

GENERAL

The Shareholders' Agreement constitutes a connected transaction under the Listing Rules by virtue of BHL being the substantial shareholder (approximately 62.93%) of the Company. The consideration payable by the Company is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended December 31st 1999. The terms of the Shareholders' Agreement were arrived at on an arm's length basis and were considered by the Board including the independent non-executive directors as fair and reasonable.

The Group is engaged in four areas of businesses: consumer goods, infrastructure, services and technology.

DEFINITIONS

In this Announcement, the following terms and expressions have the following meanings:

"BHL"	Beijing Holdings Limited
"Board"	the board of the directors of the Company
"China M&A Management Co. Ltd."	A company incorporated in the British Virgin Islands, independent from the Company, its subsidiaries and their respective connected parties and associates
"Company"	Beijing Enterprises Holdings Limited
"Group"	the Company and its subsidiaries and associated companies designated by the Company from time to time
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China
"Jing Tai Securities & Investment Limited"	A company incorporated in Hong Kong, formerly known as Scriven Investment Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Tongchan Investment Group Corporation"	a PRC registered domestic company independent from the Company, its subsidiaries and their respective connected parties and associates
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board
Jimmy Tam
Company Secretary

Hong Kong, May 22nd 2000

Please also refer to the published version of this announcement in the (Hongkong Standard)

(f)

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

News Release

CONTACTS: Regina Chan
(852) 2105 6330
Louise Chen
(852) 2105 6313

Mr. Fang Fang Joins the Board of Beijing Enterprises Holdings Limited as Non-executive Director and Advisor to Chairman

May 30, 2000, Hong Kong - Beijing Enterprises Holdings Limited (the Company or "BEHL", Hong Kong Stock Exchange code: 0392) is pleased to announce that Mr. Fang Fang has been appointed as Non-executive Director and Advisor to Chairman of the Board. In his new capacity, Mr. Fang will work with the Board to provide strategic advice to the Company in relation to business development and corporate governance.

Since July 1997, Mr. Fang has been a Vice President for Corporate Finance, Legal and Corporate Communications of the Company. In addition, Mr. Fang was also responsible for developing the Company's technology venture capital operations. On May 1, 2000, Mr. Fang was appointed as Chief Executive Officer of Asia2B.com Holdings Limited ("Asis2B"). Asia2B is a joint-venture company formed by the Company and other five leading Hong Kong conglomerates together with a Silicon Valley-based technology company and a venture capitalist to provide business-to-business e-commerce platform solutions in Asia with strategic focus on China and Hong Kong region. To concentrate on the development of Asia2B, Mr. Fang has transferred his daily management duties at the Company to his colleagues and resigned from his executive position at the Company effective May 30, 2000.

Mr. Hu Zhaoguang, Chairman of the Company, said: "I am glad to have Fang joining the Board and am sure that BEHL will continue to benefit from his professional experience in business management and strategic development going forward. Further, BEHL will also work closely with Asia2B to deploy its world-leading B2B platform solutions in China."

"I am honored to have the opportunity to continue my close affiliation with BEHL. I look forward to working with Chairman Hu and the senior management team to make BEHL one of the best managed conglomerates in China," said Mr. Fang.

About Beijing Enterprises Holdings Limited

Beijing Enterprises Holdings Limited is the sole overseas listed conglomerate controlled by the Beijing Municipal Government for channeling capital, technology and management expertise from international markets into Beijing's development priorities. Its core businesses comprise of consumer goods, infrastructure, services and technology.

About Asia2B.com Holdings Limited

Asia2B.com Holdings Limited is a joint-venture company formed by six leading Hong Kong conglomerates (including Beijing Enterprises, i-Cable, Jardine Matheson, New World, SUNeVision, and Swire Pacific) together with WI Harper, a leading venture capital firm based in San Francisco, and Commerce One, a global leader in B2B e-commerce platform technology. Headquartered in Hong Kong, Asia2B.com strives to become a leading provider of integrated Business-to-Business e-commerce solutions and services to the trading communities in Asia with strategic focus on China and Hong Kong region.

Beijing Enterprises Holdings Limited


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Fang Fang has been appointed as an independent non-executive director of the Company on 30th May, 2000. He has also resigned as vice-president of the Company effective on the same date. The Board of directors takes this opportunity to express our appreciation for his undertaking to the Company.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 30th May, 2000

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

BEIJING ENTERPRISES HOLDINGS LIMITED


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") refers to the announcement of the Company dated 30th May, 2000 and wishes to clarify that Mr. Fang Fang has been appointed as a non-executive director of the Company instead of an independent non-executive director. The Board of Directors hereby apologises for any inconvenience caused.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 31st May, 2000

Please also refer to the published version of this announcement in the ***(South China Morning Post)***


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Further to the announcement of Beijing Enterprises Holdings Limited (the "Company") dated 29th February, 2000, Beijing Yanjing Brewery Company Limited ("Beijing Yanjing") has 20th July, 2000 entered into the following sale and purchase agreements:

(i) the Heng Yang Agreement pursuant to which Beijing Yanjing will acquire from Beijing Yan Jing Beer Group Company ("Yanjing Group") a 93.75% equity interest in Yanjing Brewery (Heng Yang) Company Ltd. ("Yanjing Heng Yang");

(ii) the Xiang Fan Agreement pursuant to which Beijing Yanjing will acquire from Yanjing Group a 92.95% equity interest in Yanjing Brewery (Xiang Fan) Company Ltd. ("Yanjing Xiang Fan"); and

(iii) the Hunan Agreement pursuant to which Beijing Yanjing will acquire from Beijing Yan Jing Brewery Co. Ltd. ("Yanjing Brewery") an 80% equity interest in Hunan Yanjing Brewery Company Limited ("Hunan Brewery").

As Yanjing Group is a substantial shareholder of a subsidiary of the Company, namely Yanjing Brewery, the acquisitions anticipated in the Heng Yang Agreement and the Xiang Fan Agreement constitute connected transactions under the Listing Rules.

The aggregate consideration for the acquisitions anticipated in the Heng Yang Agreement and the

Xiang Fan Agreement amounts to RMB236,882,800 (approximately HK$222.4 million), represented approximately 4.7% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts.

The Hunan transaction is not a connected transaction but it is included pursuant to the last announcement dated 29th February, 2000 for the shareholders' information only.

The current shareholding relationships among the parties involved are as follows:


93.75%
Yanjing Heng Yang
The Company
Yanjing Group
Yanjing Xiang Fan
80%
20%
92.95%
Junshen Industrial Company Limited
Yanjing Brewery
Public & Employees
Other 2 promoters
20%
80%
68.2%
26%
5.8%
Hunan Brewery
Beijing Yanjing

THE HENG YANG AGREEMENT, DATED 20TH JULY, 2000.

Parties:

Vendor:	Yanjing Group, a 20% shareholder of Yanjing Brewery which is an 80% owned subsidiary of the Company
Purchaser:	Beijing Yanjing, an indirectly 54.56% owned subsidiary of the Company the A shares of which are listed on the Shenzhen Stock Exchange
Asset acquired:	A 93.75% equity interest in Yanjing Heng Yang. Yanjing Heng Yang is a limited liability company incorporated in Heng Yang City PRC on 17th December, 1999 with a registered capital of RMB180,660,000 (approximately HK$169.6 million) which is fully paid up. Since Yanjing Heng Yang was incorporated on late December 1999, the audited results for the past two years are not applicable. It is now owned by Yanjing Group and an independent third party as to 93.75% and 6.25% respectively. Currently, its annual beer production capacity has reached at 150,000 tones. According to the assets appraisal report assessed as at 31st December, 1999 and issued by Beijing Development Evaluation Company, an independent valuer recognised by the Government of the People's Republic of China, on 21st March, 2000, it has total asset value at RMB218,693,500 (approximately HK$205.3 million) and total liability at

	RMB38,019,600 (approximately HK$35.7 million) resulting in the net asset value at RMB180,673,900 (approximately HK$169.6 million).
Condition:	The agreement is conditional on the approval by the shareholders of the Company in general meeting or, if the same is acceptable to the Stock Exchange, upon written approval of the holding company of the Company.
Consideration:	RMB169,381,800 (approximately HK$159.0 million), representing approximately 3.4% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended 31st December, 1999 (the "Latest Published Annual Accounts") payable in cash to Yanjing Group on completion which shall take place within 10 working days after the condition having been satisfied.

THE XIANG FAN AGREEMENT, DATED 20TH JULY, 2000.

Parties:

Vendor:	Yanjing Group
Purchaser:	Beijing Yanjing
Asset acquired:	A 92.95% equity interest in Yanjing Xiang Fan. Yanjing Xiang Fan is a limited liability company incorporated in Xiang Fan Yi Cheng City, Hubei Province PRC on 18th December, 1999 with a registered capital of RMB 56,700,000 (approximately HK$53.2 million) which is fully paid up. Since Yanjing Xiang Fan was incorporated on late December 1999, the audited results for the past two years are not applicable. Yanjing Xiang Fan is owned by Yanjing Group and an independent third party as to 92.95% and 7.05% respectively. At present, its annual beer production capacity has been at 30,000 tonnes. Based on the assets appraisal report assessed as at 31st December, 1999 and issued by Beijing Development Evaluation Company on 20th January, 2000, it has total asset value at RMB89,305,000 (approximately HK$83.8 million) and total liability at RMB16,684,200 (approximately HK$15.7 million) resulting in the net asset value at RMB72,620,800 (approximately HK$68.1 million).
Condition:	The agreement is conditional on the approval by the shareholders of the Company in general meeting or, if the same is acceptable to the Stock Exchange, upon written approval of the holding company of the Company.
Consideration:	RMB67,501,000 (approximately HK$63.4 million), representing approximately 1.3% of the audited consolidated net tangible assets of the Company as disclosed in its Latest Published Annual Accounts payable in cash to Yanjing Group on completion which shall take place within 10 working days after the condition having been satisfied.

THE HUNAN AGREEMENT, DATED 20TH JULY, 2000.

Parties:

Vendor:	Yanjing Brewery, an 80% owned subsidiary of the Company
Purchaser:	Beijing Yanjing
Asset acquired:	An 80% equity interest in Hunan Brewery. Hunan Brewery is a limited liability company with a fully paid up registered capital of RMB50,000,000 (approximately

HK$46.9 million) incorporated in the city of Xiang Xiang Hunan Province PRC on 30th October, 1997. Since Hunan Brewery was acquired by Yanjing Brewery on July 1999, the audited result for prior period is not applicable. The attributable loss of RMB615,000 (approximately HK$577,000) was recorded for the period from the date of acquisition to the year ended 31st December, 1999. With an annual beer production at about 100,000 tones, it has become one of the major beer producers in Hunan Province. According to the assets appraisal report assessed as at 31st December, 1999 and issued by Beijing Development Evaluation Company, an independent valuer recognised by the Government of People's Republic of China, on 25th January, 2000, it has total asset value at RMB177,734,800 (approximately HK$166.8 million), and its total liability at RMB120,273,300 (approximately HK$112.9 million), resulting in the net asset value at RMB57,461,500 (approximately HK$53.9 million).

Consideration: RMB45,969,200 (approximately HK$43.1 million), payable in cash on completion to Yanjing Brewery which is to take place on 20th July, 2000. The total Consideration represented approximately 0.9% of the audited consolidated net tangible assets of the Company as disclosed in its Latest Published Annual Accounts).

FUNDING

It is intended that all the acquisitions described above will be financed out of the net proceeds of a rights issue of Beijing Yanjing completed on 20th June, 2000 amounting to RMB1,041,760,000 (approximately HK$ 977.8 million).

REASONS FOR THE TRANSACTION

Yanjing Group became interested in Yanjing Heng Yang and Yanjing Xiang Fan in January 2000 and the acquisition costs for respective equity shares in Yanjing Heng Yang and Yanjing Xiang Fan are RMB124,250,000 (approximately HK$116.6 million) and RMB5,270,000 (approximately HK$4.9 million) respectively. Yanjing Group has undertaken to Yanjing Brewery that, from the date of establishment of Yanjing Brewery in March, 1997 through the joint venture term of Yanjing Brewery, it will not have any equity interest in any business operation which competes, or may compete with Yanjing Brewery. In view of the non-competition undertaking, Yanjing Group has undertaken to Yanjing Brewery to transfer the 93.75% and 92.95% equity interests in Yanjing Heng Yang and Yanjing Xiang Fan at attributable net asset values. The Hunan Agreement was entered into with the intention that Beijing Yanjing shall become the flagship to hold all the brewery operating assets of the Company and its subsidiaries. The directors of the Company believe that these acquisitions will expand its sales and marketing networks in the PRC brewery sector and further strengthen the leadership position of Beijing Yanjing.

The above consideration for the acquisitions were arrived at on the basis of the respective attributable net asset values of each of the three acquired brewery companies appraised individually by Beijing Development Evaluation Company, an independent recognised valuer of the People's Republic of China on 31st December, 1999, in accordance with the general practice for transfer of state-owned assets. The

directors of the Company considered the considerations as fair and reasonable.

GENERAL

As Yanjing Group is a substantial shareholder of a subsidiary of the Company, namely Yanjing Brewery, the acquisitions anticipated in the Heng Yang Agreement and the Xiang Fan Agreement constitute connected transactions under the Listing Rules. The aggregate consideration for the acquisitions anticipated in the Heng Yang Agreement and the Xiang Fan Agreement amount to RMB236,882,800 (approximately HK$222.4 million), represented approximately 4.7% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts. The Company is currently engaged in four major sectors of business: consumer goods, infrastructure, services and technology.

These connected transactions should normally be subject to approval by sharesholders of the Company in general meeting with Yanjing Group and its associates (as defined in the Listing Rules) abstaining from voting. Beijing Enterprise Investments Limited, which is not an associate of Yanjing Group and which holds approximate 61.69% of the issued shares of the Company, have approved these connected transactions and have confirmed that it will vote in favour of them should a general meeting of the Company be convened for this purpose. As a result, the Company will apply to the Stock Exchange of Hong Kong Limited for a waiver of the requirement to convene a meeting of shareholders to approve the connected transactions. An independent board committee of the Company comprising Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang has been formed to advise the independent shareholders of the Company (i.e. shareholders other than Yanjing Group and its associate (as defined in the Listing Rules)) as to whether the terms of the transactions are fair and reasonable. Horwath Capital Asia Limited has been appointed as the independent financial adviser to advise the independent board committee of the Company in respect of the Heng Yang Agreement and Xiang Fan Agreement. A circular containing further information on these agreements, together with a letter of advice from the independent financial adviser, and the letter of recommendation of the independent board committee to the independent shareholders of the Company on the terms of these agreements will be dispatched to the shareholders of the Company.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 21st July, 2000

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0654

Please also refer to the published version of this announcement in the (Hong Kong iMail)


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing Yanjing Brewery Co.,Ltd. together with its subsidiary ("Yanjing Brewery") and Beijing Yanjing Beer Group Company ("Yanjing Group") has 1st August, 2000 amended the terms of the comprehensive services agreement entered by Yanjing Brewery and Yanjing Group for a term of 10 years commencing on 1st January, 1997.

As Yanjing Group is a substantial shareholder of Yanjing Brewery, the variation of the terms of the comprehensive services agreement constitute connected transactions under Rule 14.25 of the Listing Rules.

The Amended Comprehensive Services Agreement, dated 1st August, 2000.

Parties:

(1) Yanjing Group, a 20% shareholder of Yanjing Brewery

(2) Yanjing Brewery, a 80% owned subsidiary of the Company

The Transaction:

Yanjing Group and Yanjing Brewery have entered into the comprehensive services agreement for a period of 10 year commencing on 1st January, 1997, pursuant to which Yanjing Group will continue to provide canteen and security services and share the space of the canteen, staff dormitories and office.

Due to the expansion of Yanjing Brewery in its beer production capacity up to 900,000 tons, marketing and management teams, it needs more spaces and additional services from Yanjing Group to meet its development. The parties hereto agree to amend the terms of the comprehensive services agreement, particulars of which are as follows:

(i) In addition to the increase of the numbers of staff from 185 to 210 for the provision of canteen and securities services, Yanjing Group will also offer documentation management service to Yanjing Brewery and medical and nursery services to its staff which were previously provided by Yanjing Brewery itself. The securities services refer to the provision of 24 hours security guards services ensuring the safety of Yanjing Brewery's staff and property in the leased area while the documentation management service includes filing, updating, managing and storing the past and current files and documents of Yanjing Brewery. The annual fee payable by Yanjing Brewery for such services is increased from RMB1,888,000 (approximately HK$1,772,100) to RMB2,150,400 (approximately HK$2,018,400). Such fee will be based on the annual cost of labour, depreciation and maintenance in year 2000 and is subject to annual adjustments by reference to the inflation rate index announced by the state.

(ii) The area of the office space is increased from 15,738.32 sq.m. to 36,903.32 sq.m. and the annual fee payable to Yanjing Group amounts to RMB10,768,000 (approximately HK$10,107,000) or RMB1 per sq.m. per day. Such fee will be based on the annual cost of cleaning labour, depreciation and maintenance in year 2000. Compared to the original annual fee amounting RMB5,600,000 (approximately HK$5,256,200) or RMB1.22 per sq.m. per day, the revised annual cost is reduced by 18%. Such reduction is concluded resulting from the facts that Yanjing Brewery agrees to lease the additional office space of 21,165.00 sq.m. and that the new office is located at Shunyi County in Beijing.

Save and except the amendments as above mentioned, other terms of the comprehensive services agreement remain unchanged.

The annual fees payable by Yanjing Brewery for such services and the use of office spaces to Yanjing Group amount to RMB2,150,400 (approximately HK$2,018,400) and RMB10,768,000 (approximately HK$10,107,000) respectively, representing 0.04% and 0.2% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended 31st December, 1999 (the "Latest Published Annual Accounts") respectively. The amended terms of the comprehensive services agreement are considered by the board of directors including the independent non-executive directors of the Company as fair and reasonable.

General:

As Yanjing Group is a substantial shareholder of Yanjing Brewery, the amendments in the comprehensive services agreement constitute connected transactions under the Listing Rules. The total annual fees payable by Yanjing Brewery under the amended comprehensive services agreement is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its Latest Published Annual Accounts.

On the basis that the annual fees payable by Yanjing Brewery under the amended comprehensive services agreement are less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its Latest Published Annual Accounts, the Company is required to make annual disclosure by way of press announcement and in the annual report in accordance with the Listing Rules. The Company will apply to the Stock Exchange for a waiver to make annual disclosure by way of press announcement subject to:

(i) details of the amendments of the terms of the comprehensive services agreement be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) of the Listing Rules;

(ii) the independent non-executive Directors shall review annually the amended comprehensive services agreement and confirm in the Company's next annual report that:

(a) the amendments of the terms of the comprehensive services agreement have been concluded by the Yanjing Brewery in the ordinary course of its business;

(b) the amendments of the terms of the comprehensive services agreement have been concluded on the terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(c) the amendments of the terms of the comprehensive services agreement have been concluded in accordance with the terms of the agreement governing such amendments.

(d) The auditors of the Company shall review annually the amendments of the terms of the comprehensive services agreement and confirm to the directors in writing that such amendments have been concluded in accordance with the term of the agreement governing such amendments. Such amendments received the approval of the board of the directors of the Company and the annual fees did not exceed 3% of the audited consolidated net tangible assets of the Company in any relevant financial year and

(c) The annual fees payable in any particular financial year shall be less than 3% of the book value of the net tangible asset of the Company.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 2nd August, 2000

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0654

Please also refer to the published version of this announcement in the (Hong Kong iMail)


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr Cong Shi Jie resigned as executive director of the Company on August 28, 2000. The Board of directors takes this opportunity to express our appreciation for his valuable contribution to the Company. The Company also announces that Mr Bi Yu Xi has been appointed as executive director of the Company on even date.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, August 31, 2000

Please also refer to the published version of this announcement in the (Hong Kong iMail)


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2000 Interim Report

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce that the unaudited consolidated results for the six months ended 30th June, 2000 of the Company and its subsidiaries (the "Group") are as follows:

	Notes	Unaudited Six months ended 30th June, 2000 Consolidated HK$'000	1999 Consolidated HK$'000
Turnover		2,482,995	1,660,045
Cost of sales		(1,745,644)	(1,114,664)
Gross profit		737,351	545,381
Other revenue		155,773	125,560
Distribution costs		(170,079)	(94,120)
Administrative expenses		(260,475)	(157,286)
Other operating expenses		(8,454)	(1,727)
PROFIT FROM OPERATING ACTIVITIES		454,116	417,808
Finance costs		(155,633)	(122,863)
Share of profits and losses of:			
Jointly-controlled entities		(1,902)	(15,832)
Associates		84,585	101,113
PROFIT BEFORE TAX		381,166	380,226
Tax	1	(48,198)	(59,279)
PROFIT BEFORE MINORITY INTERESTS		332,968	320,947
Minority interests		(72,015)	(66,921)

	Note		
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		260,953	254,026
EARNINGS PER SHARE --- Basic	2	HK$0.42	HK$0.41

Notes:

1. Tax

No provision for Hong Kong profits tax has been made as there were no assessable profits arising in Hong Kong for the period. For the six months ended 30th June, 1999, Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profits arising in Hong Kong. Taxes on assessable profits for elsewhere in the People's Republic of China (the "PRC") have been calculated at the rates of taxation prevailing in the PRC.

	Unaudited	
	Six months ended 30th June,	
	2000	1999
	Consolidated	Consolidated
	HK$'000	HK$'000
Group:		
The PRC --- Hong Kong	-	(893)
--- elsewhere	36,542	46,801
	36,542	45,908
Share of tax of associates	11,656	13,371
	48,198	59,279

2. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of HK$260,953,000 (1999: HK$254,026,000) and the weighted average of 622,500,000 shares (1999: 622,500,000 shares) in issue during the period.

The exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

INTERIM DIVIDEND

The directors are pleased to declare an interim dividend of HK$0.10 per share, to be paid on 10th October, 2000 to shareholders whose names are on the Register of Members on 29th September, 2000.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members, will be closed from 25th September, 2000 to 29th September, 2000, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not later than 4:00 p.m. on 29th September, 2000 (Friday).

BUSINESS OVERVIEW

The profit attributable to shareholders for the first half of 2000 was HK$261 million (HK$0.42 per share), representing an increase of 3% over the corresponding period in 1999.

1. Consumer Products

Beer

Turnover of Yanjing Brewery increased to HK$721 million, representing 16% increase over the corresponding period in 1999. However, profit after tax for the first half of 2000 temporarily pulled back to approximately HK$137 million, representing 15% decline over the corresponding period in 1999. Operating margin was affected by additional depreciation arising from the 200,000 tons new plant in Beijing, increasing sales expenses and advertising expenses. The Jiangxi Yanjing and Hunan Yanjing acquired last year have not yet reached optimum production output and did not make significant contribution to Yanjing Brewery.

Dairy products and fast food

Turnover of Sanyuan Food for the first half of 2000 increased to HK$302 million, representing a significant growth of 49% over the corresponding period in 1999. Profit after tax (including the result of McDonald's) jumped to HK$27 million representing 57% growth over the corresponding period in 1999. Since the opening of two new dairy plants in the middle of last year, both the production volume and varieties of products increased significantly. With strong promotion effort and solid product quality in place, the sales volume of premium products grew healthily and lifted the overall gross margin.

Beijing McDonald's performance has improved comparing to the corresponding period in 1999. The turnover in new outlets are picking up and is expected to increase further in the second half of the year.

Winery

Combined turnover of Shun Xing Winery and Feng Shou Winery increased by 7% to HK$32 million and sales volume for most products recorded prominent growth. However, profit after tax declined by 14% to HK$6 million, which was mainly due to higher advertising expense to push premium market.

2. Infrastructure

Capital Airport Expressway

Traffic volume increased healthily by 12% to approximately 12 million vehicles in the first half of 2000. Turnover in the same period increased by 17% to HK$124 million. The traffic volume was mutually benefited by the opening of the new passenger terminal in Beijing Capital Airport in late 1999. Net profit for the first half of 2000 increased by 25% to approximately HK$55 million due to stringent cost control measure.

Water Treatment Concession

Net profit after amortisation derived from the Concession amounted to HK$63 million for the first half of 2000. Although upside potential is unlikely to realise in the foreseeable future, this Concession provides steady after tax cash income to the Group for new project investments.

3. Services

Tourism services

The number of visitors to the Balaling Great Wall site increased by 15% to approximately 1.54 million in the first half of 2000. The average occupancy rate of the Badaling Hot Spring Resort improved to 49% while average room rate declined to RMB348 per day in the first half of 2000. Combined turnover of Badaling Great Wall site and Badaling Hot Spring Resort increased by 26% to HK$54 million compared to the corresponding period in 1999. Combined profit after tax increased by 1.7 time to HK$2.7 million.

The number of visitors to Longqingxia in the first half of 2000 increased by 14% to 279,000. Profit after tax retreated to HK$470,000, which was mainly due to higher advertising expenses incurred.

Retail services

Turnover of Wangfujing Group jumped 120% to HK$1.05 billion comparing to the corresponding period in last year. Substantial turnover recovery was mainly due to reopening of flagship store in Beijing and strong pick up in sales revenue of other stores in Chengdu and Guangzhou. Consolidated profit after tax of Wangfujing Group amounted to HK$11 million in the first half of 2000 against HK$28 million loss in the corresponding period last year. Wangfujing's performance is expected to improve further when certain property assets are realised to repay bank loans which will reduce interest expenses.

Hotel services

The average occupancy rate of Jianguo Hotel recovered to 67.5% and turnover increased by 9% to HK$59 million in the first half of 2000. Competition in the Beijing's high end hotel sector was still very keen and Jianguo Hotel managed to explore higher margin catering revenues. Net profit jumped 1.7 time to HK$5.4 million comparing to the corresponding period in last year.

4. Technology

BISC (an associate)

BISC successfully expanded its market share during the period under review. Sales volume jumped by 67% to 4 million ports comparing to the corresponding period in last year. Turnover in the same period increased 34% to HK$1.31 billion. Profit after tax declined by 23% to HK$164 million was mainly due to depressed selling price as a result of aggressive price reduction policy to expand market share. Sales volume of EWSD switching machines is expected to grow further in the second half of the year. Also, BISC is actively widening its product range through launching new products and is expected to contribute to revenue growth next year.

Other technology related projects

Most of the other projects committed last year were progressing well during the period under review. Among these projects, Greencool contributed HK$6.5 million and WBL Peking University Biotech Co., Ltd. contributed HK$663,000 to the Group respectively in the first half of 2000.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately HK$6.4 billion while minority interests amounted to approximately HK$2.9 billion as at 30th June, 2000. Net bank borrowings (total borrowings minus cash on hand) was HK$300 million at period end date representing 5% net debt to equity ratio. Bank borrowings were predominantly in Renminbi with remaining 25% in US dollar.

NEW INVESTMENTS

During the period under review, the Group concluded the following new investments:

1. Beijing Transportation Smart Card Limited (北京市政交通一卡通有限公司)

The smart card system is similar to Octopus in Hong Kong and will be applied to all means of transportation in Beijing. The Company will invest RMB19 million to take up 38% equity interests in the joint venture company. Other shareholders include Beijing City Public Transport Company (33%); Beijing City Underground Railway Company (14%) and Beijing Bus Joint Stock Limited (5%), etc.

2. Badaling Magnetic Floating Train Project (八達嶺磁懸浮列車)

The Company will invest approximately RMB80 million to take up 51% in this 2.5 km environmental friendly transportation project. The low speed floating train will become the only mean of transportation between Badaling Great Wall site and proposed coach terminal. The technology and system integration is provided by National Defense Science Technology University ("NDSTU") and the relevant intelligent right will be jointly owned by the Company and NDSTU.

3. Zhong Sang Beijing Enterprises Biotech (Medicine) Project

(中生北控生物科技股份有限公司)

Beijing Enterprises High Technology Company will invest RMB24.5 million to take up 35% equity interests in the project. The biotech research division ("BRD") of China Science Bureau is a leading player in biomedicine research and successfully explored various types of biotech products and vaccines in the past. BRD will inject its patents on research products into the proposed venture and become the single largest shareholder (44%).

4. Beijing Enterprises New Auto E-Commerce Co., Ltd. (北控新奧特電子商務股份有限公司)

The Company will invest RMB40.8 million to take up 51% interest in the new joint venture. The Chinese partner will inject the lease right of Beijing Silicon Valley Computer Mall in Zhong Guan Cun to take up 49% of the joint venture. The Computer mall now accommodates more than one thousand computer and electronic components trading companies. The joint venture plans to develop a B to B trading platform for the existing trading companies and gradually extend to other region of China.

SIGNIFICANT SUBSEQUENT EVENTS

1. Yanjing Brewery spent HK$222 million to acquire 93.75% and 92.95% equity interests, respectively, in Yanjing Heng Yang and Yanjing Xian Fan in July 2000. The details have been separately announced on 20th July, 2000.

2. The majority shareholder of Beijing Greencool Environmental Protection Engineering Co., Ltd ("Beijing Greencool") underwent a restructure exercise whereby the 25% interests in Beijing Greencool held by the Company was converted into 5.33% interests in the listed company Greencool Technology Holdings Limited in July 2000. The investment in Beijing Greencool has since been changed to marketable securities in the Company's balance sheet. Substantial investment gain is expected to be recorded based on initial investment cost and current market price as at date of this announcement.

3. Beijing Teletron Project (北京電信通網絡項目)

The Company signed a memorandum of cooperation with Beijing Teletron Network Technology Limited ("Beijing Teletron") in early September 2000 to develop telecom network, data centre and ISP & ICP value added services in Beijing. The Company will invest RMB75 million to take up 51% in a new joint venture company. The shareholders of Beijing Teletron will inject the relevant business into the joint venture to take up the remaining 49% interests. Beijing Teletron is engaged in network construction, system integration, ISP and ICP value added services. Beijing Teletron has most corporate internet users in Beijing, sharing one third of the market in this sector. Beijing Teletron has recorded rapid revenue growth and steady profit growth since inception two years ago.

PROSPECTS

The outlook for most of the existing business is improving on the back of strong economic growth in mainland China. BISC has successfully explored certain convergence products and

Internet infrastructure equipments. These new products will be launched to existing customers later this year. BISC plans to transform itself into a telecom and network infrastructure system provider including equipment sales and system integration.

Yanjing Brewery is actively expanding its capacity and market share through strategic acquisitions. Its operating margin is expected to pick up when the present consolidation phase in brewery industry comes to an end in one or two years time.

Wangfujing will undergo a strategic merger/alliance with leading retail player in Beijing. The objective is to strengthen the competitiveness of Wangfujing Group in procurement and market share and ultimately improve the return on assets.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

Nev

CONTACTS:

Thomas Tsang at (852) 2105 6330
Louise Chen at (852) 2105 6313
Corporate Affairs Department Fax No.: 2517 7564

2000 Interim Results

Beijing Enterprises reported 3% earnings growth in the first half of 2000

Hong Kong, 5th September 2000 - Beijing Enterprises Holdings Limited (0392 HK) (the "Group") recorded steady earnings growth in the first half as a result of continuing growth of PRC economy. Profit attributable to shareholders for the period ended June 30, 2000 was HK$261 million, representing an increase of 3% over the same period of 1999. The Directors have declared an interim dividend of HK$0.10.

Consumer Goods

Yanjing Brewery recorded turnover of HK$721 million in the first half of 2000, representing 16% increase over the comparable period of 1999. The profit after tax decreased by 15% to HK$137 million mainly due to the depreciation of 200,000 tons new plant in Beijing and the increase in marketing and advertising expenses. The Jiangxi Yanjing and Hunan Yanjing acquired last year made no significant contribution to Yanjing Brewery because the optimum production output has not yet reached.

Sanyuan Food, the dairy product supplier, reported increases in both the turnover and the profit after tax by 49%and 57% respectively over the same period last year. The turnover amounted to HK$302 million and the profit after tax amounted to HK$27 million. The steady increase in the turnover resulted from the improvement of the technology in the factories and the strong demand for high quality dairy products.

Beijing McDonald's performance has improved as compared with the corresponding period last year and the turnover in new outlets is expected to increase further in the second half year.



The turnover and sale volume of winery subsidiaries recorded prominent growth. The profit after tax decreased by 14% to HK$6 million due to higher advertising expenses to push premium market.

Infrastrncture

Capital Airport Expressway recorded an increase in traffic volume and turnover up to 12 million vehicles and HK$124 million respectively, representing a significant growth of 12% and 17% respectively over the corresponding period in 1999. The profit after tax increased by 25% to approximate HK$55 million due to stringent cost control measures

The Phase I of No.9 Water Treatment Plant net profit after amortization derived from the Concession and tax amounted to HK$63 million in the first half. This Concession provides steady after tax cash income to the Group for new project investments.

Tourism and Retail Services

The turnover of **Wangfujing Department Store Group** increased substantially by 120% to HK$1.05 billion comparing to the corresponding period in 1999 following the reopening of its flagship store in Wangfujing Street in Beijing and the strong sale revenue of other stores in Chengdu and Guangzhou. As a result, it recorded a consolidated profit after tax of HK$11 million in the first half against loss of HK$28 million over the comparable period last year. Wangfujing's performance is expected to strengthen further when certain property assets are realised for repayment of bank loan to reduce interests expenses.

The Badaling Great Wall site registered an increase of 15% of visitor arrivals to approximately 1.54 million. **The Badaling Hot Spring Resort** reported an average occupancy rate at 49% level while average room rate declined to RMB348 per day for the period. Combined net turnover of the Great Wall site and the Hot Spring Resort increased by 26% to HK$54 million over the same period last year while combined profit after tax increased by 1.7 fold to HK$2.7 million.

Longqingxia scenic area recorded an 14% increase in visitor arrivals to 279,000. Profit after tax retreated to HK$473,000 as a result of higher advertising expenses.

Jianguo Hotel recorded a 67.5% average occupancy rate and its turnover increased by 9% to HK$59 million in the first half of 2000. Net profit jumped 1.7 time to HK$5.4 million. Despite stronger competition on high-end hotel sector in Beijing, Jianguo managed to explore higher margin catering revenues.



Technology

The Group's 40% owned **BISC**, the telephone switching system manufacturer and supplier, successfully expanded its market share during the period under review and recorded a substantial increase in sales volume by 67% to 4 million ports for the period. Turnover increased by 34% to HK$1.3 billion while profit after tax declined by 23% to HK$164 million over the same period last year as a result of price reduction in expanding market share. BISC is actively widening its product range through launching new products and is expected to contribute to revenue growth next year.

Most of the other projects committed last year were progressing well during the period under review. Amongst these projects, **Beijing Greencool Environmental Protection Engineering Co., Ltd.** ("Beijing Greencool") contributed HK$6.5 million and **WBL Peking University Biotech Co., Ltd.** contributed HK$663,000 to the Group respectively. The Group's 25% interests in Beijing Greencool was converted into 5.33% interests in the listed company Greencool Technology Holdings Limited in July 2000 following the restructuring exercise of Beijing Greencool. The investment in Beijing Greencool has since been changed to marketable securities in the Group's balance sheet. Substantial investment gain is expected to be recorded based on initial investment cost and current market price as at the date of this announcement.

To strengthen the Group's telecommunication business development in China, the Group entered into a memorandum of cooperation to form a joint-venture company ("JVC") with Beijing Teletron Network Technology Limited, a prominent technology company in Beijing specializing in internet service provider business which share one third of the market in this sector, system integration, telecom technical support services, telecom network construction business. The new JVC, the Group's 51% owned subsidiary company will engage in e-commerce business, application software business, system integration, telecom network & portal construction, and ICP & ISP technical support services in China. It is expected that the JVC will become an important part of the Group's technology flagship and will generate significant profit growth in future.

The Group's financial position has remained healthy for the first half of 2000. Shareholders' equity increased to approximately HK$6.4 billion while minority interests amounted to approximately HK$2.9 billion as at 30th June, 2000. Net bank borrowings (total borrowing minus cash on hand) was HK$300 million at the end of the period under review, resulting in 5% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 25% in US dollar.

Beijing Enterprises Holdings Limited is the sole overseas listed conglomerate controlled by the Beijing Municipal Government for channeling capital, technology and management expertise from international markets into Beijing's development priorities. Its core businesses comprise consumer goods, infrastructure, tourism and retail services and technology.

For further information please visit the group's website ***www.behl.com.hk***


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") refers to the announcement of 2000 Interim Report of the Company dated 5th September, 2000 and wishes to clarify that there is a clerical error as to the date of the lodgement of all transfers. To qualify for the interim dividend of HK$0.10 per share, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tengis Limited not later than 4:00 p.m. on 22nd September, 2000 (Friday).

The Board of Directors hereby apologises for any inconvenience caused.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 7th September, 2000

***Please also refer to the published version of this announcement in the** (Hong Kong iMail)*


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing Enterprises (Dairy) Limited, a wholly owned subsidiary of the Company, as Vendor 17 November, 2000 entered into the Share Transfer Agreement ("STA") with the Purchasers for the sale and purchase of 23% equity interest in the issued share capital of Beijing San Yuan Foods Co., Ltd. ("San Yuan") in a consideration of RMB121.67 million (approximately HK$114.62 million).

As two of the Purchasers namely Beijing Yanjing Beer Group Company ("Yanjing Group") and Tung Hsin Trading Co., Ltd. ("Tung Hsin") are substantial shareholders of the subsidiaries of the Company, the share acquisition anticipated by Yanjing Group and Tung Hsin constitute connected transactions under Listing Rules.

The aggregate consideration for the share acquisitions represents approximately 2.32% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended 31 December 1999.

The Share Transfer Agreement, dated 17 November 2000.

Parties:

(1) The Vendor : Beijing Enterprises (Dairy) Limited;

(2) The Purchasers : (a) Beijing General Corporation of Agriculture Industry and Commerce ("GCAIC");

(b) Beijing Yanjing Brewery Co., Ltd. ("Beijing Yanjing");

(c) Beijing Yanjing Beer Group Company ("Yanjing Group");

(d) Tung Hsin Trading Co., Ltd. ("Tung Hsin") and

(e) Beijing Yizhuang New City Co., Ltd. ("Yizhuang")

GCAIC is the Chinese partner and owns 5% equity interests in San Yuan. Beijing Yanjing is a 53.7% owned subsidiary of the Company. Yizhuang is an independent third party.

The Assets acquired:

Pursuant to the STA, the Vendor has agreed to sell and the Purchasers have agreed to purchase 23% interests in the issued share capital of San Yuan, the percentage of interests acquired by each of the Purchasers and their respective beneficial interests in San Yuan upon completion are as follows:-

The Purchaser	Interests Acquired	Ultimate interests in San Yuan
GCAIC	15%	20%
Beijing Yanjing	5%	5%

Yanjing Group	1%	1%
Tung Hsin	1%	1%
Yizhuang	1%	1%

The Vendor holds 95% equity interests in San Yuan before signing the STA. The Vendor's equity interests in San Yuan will be reduced to 72% upon completion of the STA and will remain as the controlling shareholder of San Yuan. San Yuan, a sino-foreign equity joint venture, was established under the laws of the People's Republic of China on 13 March 1997 and is a dairy products producer that supplies approximately 90% of the market for plastic bagged fresh milk in Beijing. It also owns a 50% interests in Beijing McDonald's, which manages and operates the McDonald's quick-service restaurant chain in Beijing.

As at 30 June 2000, the net assets of San Yuan based on its unaudited accounts amounted to approximately RMB507 million (approximately HK$478 million). Based on its unaudited accounts for the six months end 30 June 2000, San Yuan recorded a net profit after tax of RMB28.71 million (approximately HK$27.05 million).

CONDITION

Completion of STA is conditional upon all approvals and authorizations of the share transfer have been obtained in accordance with the laws of the PRC.

CONSIDERATION

The total consideration is RMB121,668,090 (approximately HK$114,619,021) which is determined on the basis of the net assets value of San Yuan under the assets appraisal report assessed on 30 June 2000 and issued by Beijing Development Evaluation Company, an independent valuer recognized by the Government of People's Republic of China. The considerations payable by each of the Purchasers for their respective interests upon completion are as follows:-

The Purchasers	Consideration *(RMB)*	Approximately *HK$*
GCAIC	79,348,754	74,751,535
Beijing Yanjing	26,449,585	24,917,178
Yanjing Group	5,289,917	4,983,436
Tung Hsin	5,289,917	4,983,436
Yizhuang	5,289,917	4,983,436

The aggregate consideration for the share acquisitions anticipated by Yanjing Group and Tung Hsin amount to RMB10.58 million (approximately HK$9.97 million), representing approximately 0.21% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts payable in cash to the Vendor on completion which shall take place within 15 working days after the condition having been satisfied.

In view of above mentioned, the Board including the independent non-executive directors consider that the STA is on normal commercial terms and the terms are fair and reasonable so far as San Yuan and its shareholders taken as a whole are concerned.

Reasons for the share transfer

San Yuan is principally engaged in the provision of dairy products and fast food and has prepared itself to transform into a joint stock company for an A share listing in PRC. The Board including independent non-executive directors believe that the Purchasers are strong players in the PRC beverage market and will enhance the continuous growth of San Yuan through strategic alliance. Also this arrangement will satisfy the requirement for an A share listing in PRC that 25% equity interests of the proposed listing company should be beneficially owned by at least a legal entity incorporated in PRC. The proceeds raised by Beijing Enterprises (Dairy) Limited will be used for general working purpose.

General:

As Yanjing Group and Tung Hsin are substantial shareholders of the Company, the share transfer agreement constitutes connected transactions under the Listing Rules. The aggregate consideration payable by Yanjing Group and Tung Hsin under the STA is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended 31 December 1999. Pursuant to Rule 14.25(1), the transaction has to be disclosed in annual report and this announcement.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 17 November 2000

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0615

"Please also refer to the published version of this announcement in the Hong Kong i-mail"

(p)

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

News Release

Contact persons : Mr. Thomas Tsang, at 2105 6330
Ms. Louise Chen at 2105 6313

Corporate Affairs Department
Fax No. : 2517 7564

Strategic Acquisition of 85% equity interests in Beijing Kraft Food Corporation (BKFC)

Hong Kong, 16th January 2001 - Beijing Enterprises Holdings Limited (0392HK) ("the Company") today announced that on 12th January 2001 its subsidiary, Beijing San Yuan Food Co. Ltd., (San Yuan),with a aim to expand San Yuan market share in the PRC and to strengthen its competitiveness upon China's accession to WTO, has entered into a Equity Interest Transfer Agreement with Kraft Foods International, Inc. (KFI) and Philip Morris (China) Investments Co. Ltd., (PMCI) to acquire collectively 85% equity interests of BKFC in a consideration of approximately US$12.44 million.

According to assets appraisal report issued by Beijing Development Evaluation Company, the adjusted net assets value of BKFC as at 30 Sept 2000 was RMB 150 million and there is a 20% discount in this acquisition. San Yuan will also sign Trademark Licence Agreement with Kraft Foods, Inc. relating to the use of Kraft trademark for a period of one year.

Upon completion, San Yuan will become the major shareholder and Beijing General Corporation of Agriculture Industry and Commerce owns the remaining 15% equity interests of BKFC. We anticipate that the acquisition will not only enable San Yuan to increase its production capacity as result of fully utilizing the high quality production assets of BKFC but also enhance San Yuan's market expansion given the facts that BKFC has strong market share with reputable brandname and extensive dairy foods products in PRC.

Beijing Enterprises Holdings Limited is the sole overseas listed conglomerate controlled by the Beijing Municipal Government for channeling capital, technologies and management expertise from international markets into Beijing development priorities. Its core businesses comprise of consumer goods, infrastructure, services and technology.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Liu Kai has been appointed as director of the Company on January 15, 2001.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, January 16, 2001

Please also refer to the published version of this announcement in the (Hong Kong iMail)


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)



Beijing Development (Hong Kong) Limited

北京發展（香港）有限公司

(Incorporated in Hong Kong with limited liability)

MAJOR AND CONNECTED TRANSACTIONS OF BEIJING DEVELOPMENT (HONG KONG) LIMITED

Conditional agreements for IFTL, a wholly-owned subsidiary of BEHL, GDL and INC Funds to subscribe for and the Placing Agent to place the New Shares,

conditional agreement for the Disposals

and

application for the Whitewash Waiver and the Special

Deal Consent

SUMMARY

Subscription Agreements

On 18th January, 2001, the Company entered into the BEHL Subscription Agreement, the GDL Subscription Agreement and the INC Funds Subscription Agreement, pursuant to which each of IFTL, GDL and INC Funds has conditionally agreed to subscribe for 168,000,000, 10,000,000 and 10,000,000 New Shares respectively, at an issue price of HK$1.00 per New Share. The Issue Price represents a discount of approximately 33.33% to the average closing price of approximately HK$1.50 per Share over the 10 trading days leading up to and including the Latest Practicable Date.

The 168,000,000 New Shares under the BEHL Subscription represent approximately 195.90% of the existing issued share capital of the Company as at the Latest Practicable Date and approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions.

At present, none of IFTL, BEHL and any of their associates and concert parties (if any) owns any Shares or is interested in any Shares other than Shares to be acquired pursuant to the BEHL Subscription Agreement. Upon the Subscription Completion, IFTL will be interested in an aggregate of 168,000,000 Shares, representing approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions. BEHL, through IFTL, will consequently become the indirect controlling shareholder of the Company.

Apart from Mr. Bai Jin Rong who is a director of BEHL, as well as a Director and the Chairman of the Company, none of IFTL, BEHL, directors of BEHL and any of their respective associates has any interest in the Company.

It is the intention of BEHL to utilise the Company as the major investment vehicle within the BEHL Group for investment in information technology and telecommunications sectors. Given the well-established business networks of BEHL, particularly in the PRC, the Directors believe that the BEHL Subscription will enable the Company to better explore various business opportunities. The amount payable by BEHL in respect of the BEHL Subscription is HK$168,000,000, representing approximately 3.55% of the audited consolidated net tangible assets of BEHL of approximately HK$4,734,000,000 as at 31st December, 1999.

The 20,000,000 New Shares under the Corporate Investor Subscriptions represent approximately 23.32% of the issued share capital of the Company as at the Latest Practicable Date and approximately 6.58% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions. At present, the Corporate Investors and their associates do not own any interest in the Company. Accordingly, upon the Subscription Completion, GDL and INC Funds will be interested in 10,000,000 Shares each, representing approximately 3.29% of the issued share capital of the Company each as enlarged by the New Shares to be issued under the Subscriptions.

The completion of the BEHL Subscription Agreement is subject to the conditions as set out in the section headed "Conditions of the BEHL Subscription" below, the completion of the Corporate Investor Subscription Agreements is subject to the conditions as set out in the section headed "Conditions of the Corporate Investor Subscriptions" below.

Under Rule 26 of the Takeovers Code, upon the BEHL Subscription Completion, IFTL and its concert parties would be obliged, unless the Whitewash Waiver is granted, to make an unconditional general offer for all the issued Shares not already owned or agreed to be acquired by IFTL and its concert parties. An application will be made by IFTL to the Executive for the Whitewash Waiver which, if granted, would normally be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. The Executive may or may not grant the Whitewash Waiver. The BEHL Subscription Completion is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive. If the Executive does not grant the Whitewash Waiver, the Subscriptions will lapse as a consequence.

There will be no general offer for the Shares as a result of the BEHL Subscription.

If the Whitewash Waiver is approved by the Independent Shareholders and granted by the Executive, and immediately upon the Subscription Completion, BEHL (through IFTL) and its concert parties (if any) will hold approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions and as such, BEHL may be free to acquire additional Shares thereafter without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

The Placing Agent has conditionally agreed to place 30,000,000 New Shares at an issue price of HK$1.00 per New Share for total gross proceeds of HK$30,000,000. The 30,000,000 New Shares represent approximately 34.98% of the existing issued share capital of the Company or approximately 9.88% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions.

The 30,000,000 New Shares will be placed to institutional or professional investors as placees. The placees will be independent of and not connected and not acting in concert with the Company, IFTL or BEHL, the directors, chief executives or substantial shareholders of the Company, IFTL or BEHL, any of their subsidiaries or any of their respective associates or concert parties (if any).

The completion of the Placing Agreement is subject to the conditions as set out in the section headed "Conditions of the Placing" below.

Disposal Agreements

In addition, the Company has entered into the following agreements on 18th January, 2001:

(i) the HK Disposal Agreement with GMG and IHL, pursuant to which the Company has conditionally agreed to sell to GMG the Sale Shares, the Shareholder's Loan and the Worsted Products at an aggregate cash consideration of HK$6,021,227; and

(ii) the JV Disposal Agreement with GMG and IHL, pursuant to which the Company has conditionally agreed to sell to GMG the Company's entire 50% interest in Beijing Jin Yang at a cash consideration of HK$19,618,897.

The aggregate consideration for the Disposals is HK$25,640,124, representing approximately 53.64% of the audited consolidated net assets of the Company of

approximately HK$47,800,000 as at 31st December, 1999.

The net proceeds of the Subscriptions and the Disposals will be applied partly to the repayment of bank loans and other borrowings of not more than half of the proceeds received from the Subscriptions and the Disposals and the remaining as working capital principally to invest and develop the business of the Group to include those in the information technology and telecommunications sector, in particular network infrastructure facilities, network construction, network system integration, Internet support related services as well as smart card development.

The Disposals constitute special deals under Rule 25 of the Takeovers Code and hence require consent from the Executive. An application will be made to the Executive for the Special Deal Consent which, if granted, would normally be subject to the approval of the Independent Shareholders on a vote taken by way of a poll.

As IHL is the controlling shareholder of the Company, the Disposals constitute connected transactions of the Company for the purposes of the Listing Rules. Since the aggregate consideration of the Disposals of HK$25,640,124 represents approximately 53.64% of the audited consolidated net assets of the Group as at 31st December, 1999, the Disposals also constitute major transactions of the Company for the purposes of the Listing Rules. Accordingly, the Disposals are subject to, among other things, approval by the Independent Shareholders.

IFTL, BEHL, IHL, GDL, HWL, INC Funds, any of their associates and persons acting in concert with any of them in relation to the Company for the purpose of the Takeovers Code and the Listing Rules will abstain from voting on the resolutions to approve the Subscriptions, the Whitewash Waiver and the Disposals at the EGM. An Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Subscriptions, the Whitewash Waiver and the Disposals. Two independent financial advisers have been appointed to advise the Independent Board Committee whether the Subscriptions, the Whitewash Waiver and the Disposals are to the benefit of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

A composite document containing, among other things, information on the Subscriptions, the Whitewash Waiver, the Special Deal Consent and the Disposals, the recommendation of the Independent Board Committee in relation to the Subscriptions, the Whitewash Waiver and the Disposals, the

letter of the independent financial advisers as to whether the Subscriptions, the Whitewash Waiver and the Disposals are fair and reasonable to the Independent Shareholders and are of benefit to the Company as a whole and the notice of the EGM will be despatched to the Shareholders as soon as practicable.

Trading of the Shares was suspended at the request of the Company from 10:00 a.m. on 17th January, 2001. Application has been made for trading of the Shares to resume from 10:00 a.m. on 19th January, 2001. **Shareholder's and public investors are advised to exercise caution when dealing in the Shares.**

1. THE BEHL SUBSCRIPTION AGREEMENT

Date:

18th January, 2001

Parties:

Issuer: The Company
Subscriber: IFTL, a direct wholly-owned subsidiary of BEHL
Warrantor: IHL

Mr. Bai Jin Rong, a director of BEHL, is also a Director and the Chairman of the Company. IFTL is otherwise independent of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries and their respective associates. IHL is the controlling shareholder of the Company.

Shares to be issued:

Pursuant to the BEHL Subscription Agreement, 168,000,000 New Shares are to be subscribed by IFTL at the Issue Price, representing approximately 195.90% of the existing issued

share capital of the Company and approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions.

Issue Price:

HK$1.00 per Share, further information about the Issue Price is set out in the section headed "Issue Price of the New Shares" below.

Conditions of the BEHL Subscription:

The BEHL Subscription Completion is conditional upon the following conditions being fulfilled or, in the case of conditions (d), (f), (i) and (j), being waived by IFTL:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Shares to be issued by the Company upon the BEHL Subscription Completion, the Corporate Investor Subscription Completion and the Placing Completion (subject only to issue);

(b) the authorised share capital of the Company being increased from HK$160,000,000 to HK$1,000,000,000 by the addition of 840,000,000 new Shares;

(c) the passing of ordinary resolutions by the Independent Shareholders at the EGM by poll, approving:-

(i) the allotment and issue of the 168,000,000 New Shares to IFTL; and

(ii) the Whitewash Waiver;

(d) the Shares remaining listed and traded on the Stock Exchange, save for temporary suspension or suspensions

for not longer than 10 consecutive trading days and any temporary suspension in connection with clearance of the related press announcement at all times prior to the date of the BEHL Subscription Completion;

(e) the granting by the Executive of the Whitewash Waiver;

(f) no notification being received by the Company prior to the date of the BEHL Subscription Completion from the Stock Exchange or the SFC to the effect that the listing of the Shares on the Stock Exchange will or is likely to be withdrawn as a result of the BEHL Subscription Completion;

(g) the Corporate Investor Subscription Agreements and the Placing Agreement becoming unconditional in all respects save for any condition therein requiring the BEHL Subscription Agreement to be unconditional in all respects;

(h) the Disposal Agreements becoming unconditional in all respects, other than condition (a) of the JV Disposal as set out below and any conditions in the Disposal Agreements requiring the BEHL Subscription Agreement to be unconditional in all respects;

(i) there being no material breach of the warranties given by the Company under the BEHL Subscription Agreement as at the date on which all other conditions have been fulfilled or waived; and

(j) completion of due diligence by IFTL or their advisors on the Group to the satisfaction of IFTL in respect of the contingent liabilities of and the titles to properties owned by the Group and some other associated companies.

In the event that any of the above conditions has not been fulfilled or waived in whole or in part on or before 27th April, 2001 (or such later date as may be agreed between the parties),

then the BEHL Subscription Agreement and all rights and obligations thereunder will cease and terminate and no party shall have any liability under them (without prejudice to the rights of any such parties in respect of antecedent breaches). Pursuant to the BEHL Subscription Agreement, IFTL will not waive condition (e) stated above.

Completion of the BEHL Subscription:

BEHL Subscription Completion will take place on the third business day following the day on which the conditions of the BEHL Subscription Agreement have been fulfilled or waived or such other date as may be agreed between IFTL and the Company and shall take place simultaneously with the completion of the HK Disposal Agreement, the Placing Agreement and the Corporate Investor Subscription Agreements. It is expected that the date of the BEHL Subscription Completion will be on or before 27th April, 2001. The amount payable by IFTL under the BEHL Subscription will be settled upon the BEHL Subscription Completion.

Cost and expenses:

The Company and IFTL will bear their own costs and expenses incurred in relation to the preparation of the BEHL Subscription Agreement and the BEHL Subscription except that the Company shall bear all capital duty in relation to the increase in the authorised share capital of the Company.

Ranking:

The New Shares to be issued to IFTL will rank pari passu in all respects with the Shares in issue on the date of the BEHL Subscription Completion, including ranking for payment of any dividend declared on and after the date of the BEHL Subscription Completion.

2. THE CORPORATE INVESTOR SUBSCRIPTION AGREEMENTS

Date:

18th January, 2001

Parties:

In respect of the GDL Subscription Agreement

Issuer: The Company
Subscriber: GDL

In respect of the INC Funds Subscription Agreement

Issuer: The Company
Subscriber: INC Funds

Each of GDL and INC Funds is independent of and not connected or acting in concert with the Company, the directors, chief executives or substantial shareholders of the Company, any of its subsidiaries or any of their respective associates.

Shares to be issued:

Pursuant to the GDL Subscription Agreement, 10,000,000 New Shares are to be subscribed by GDL, representing approximately 11.66% of the existing issued share capital of

the Company and approximately 3.29% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions. Pursuant to the INC Funds Subscription Agreement, 10,000,000 New Shares are to be subscribed by INC Funds, representing approximately 11.66% of the existing issued share capital of the Company and approximately 3.29% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions.

Issue Price:

HK$1.00 per Share, further information about the Issue Price is set out in the section headed "Issue Price of the New Shares" below.

Conditions of the Corporate Investor Subscriptions:

Corporate Investor Subscription Completion is conditional upon the following conditions being fulfilled or, in the case of conditions (e) and (f), being waived by the relevant Corporate Investor:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Shares to be issued by the Company upon the Corporate Investor Subscription Completion;

(b) the authorised share capital of the Company being increased from HK$160,000,000 to HK$1,000,000,000 by the addition of 840,000,000 New Shares;

(c) the passing of an ordinary resolution by the Independent Shareholders at the EGM by poll authorising the allotment and issue of the New Shares to each of the Corporate

Investors;

(d) the BEHL Subscription Agreement becoming unconditional in all respects (including but not limited to the Whitewash Waiver being approved by the Independent Shareholders at the EGM by poll and being granted by the Executive), other than any condition therein requiring the Corporate Investor Subscription Agreements to be unconditional in all respects;

(e) the warranties given by the Company remaining true and accurate and not misleading in any material respect as given at the date of the Corporate Investor Subscription Agreements and at the Corporate Investor Subscription Completion; and

(f) the continued listing and trading of the Shares on the Stock Exchange, save for any temporary suspension not exceeding 10 consecutive trading days and any temporary suspension in connection with clearance of the announcement in relation to the Corporate Investor Subscription Agreements or the BEHL Subscription Agreement at all times prior to the date of the Corporate Investor Subscription Completion and no indication being received on or before the Corporate Investor Subscription Completion from the SFC or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to (or conditions will or may be attached thereto except those the Company shall reasonably accept) as a result of the Corporate Investor Subscription Completion or in connection with the terms of the Corporate Investor Subscription Agreements or the BEHL Subscription Agreement.

In the event that any of the above conditions has not been fulfilled or waived on or before 27th April, 2001 (or such later date as may be agreed between the parties), then the Corporate Investor Subscription Agreements and all rights and obligations thereunder will cease and terminate and no party shall have any

liability under them (without prejudice to the rights of any such parties in respect of antecedent breaches).

Completion of the Corporate Investor Subscriptions:

The Corporate Investor Subscription Completion will take place on the third business day following the day on which the conditions of the Corporate Investor Subscription Agreements have been fulfilled or waived or such other date as may be agreed between the parties and shall take place simultaneously with the completion of the BEHL Subscription Agreement, the Placing Agreement and the HK Disposal Agreement. It is expected that the date of completion of the Corporate Investor Subscription Agreements will be on or before 27th April, 2001.

Cost and expenses:

The Company and the Corporate Investors will bear their own costs and expenses incurred in relation to the preparation of the Corporate Investor Subscription Agreements and the Corporate Investor Subscriptions except that the Company shall bear all capital duty in relation to the increase in the authorised share capital of the Company.

Ranking:

The New Shares to be issued to the Corporate Investors will rank pari passu in all respects with the Shares in issue on the date of the Corporate Investor Subscription Completion, including ranking for payment of any dividend declared on and after the date of the Corporate Investor Subscription Completion. There will be no restrictions on the disposal of the New Shares to be issued to the Corporate Investors.

3. THE PLACING AGREEMENT

Date:

18th January, 2001

Parties:

The Company and the Placing Agent. The Placing Agent is independent of, and not acting in concert with, the Company, the directors, chief executive or substantial shareholders of the Company, any of its subsidiaries, or their respective associates or concert parties (if any).

Shares to be placed:

Pursuant to the Placing Agreement, 30,000,000 New Shares will be placed, which represents approximately 34.98% of the existing issued share capital of the Company or approximately 9.88% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions.

Issue Price:

HK$1.00 per Share, further information about the Issue Price is set out in the section headed "Issue Price of the New Shares" below.

Placees:

The placees will be institutional or professional investors. Each of the placees will be independent of, and not connected and not acting in concert with, the Company, IFTL or BEHL, the

directors, chief executives or substantial shareholders of the Company, IFTL or BEHL, or any of their subsidiaries or any of their respective associates or concert parties (if any).

Conditions of the Placing:

The Placing Completion is conditional upon:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Shares to be issued by the Company upon the Placing Completion;

(b) the BEHL Subscription Agreement becoming unconditional in all respects save for any condition therein requiring the Placing Agreement to be unconditional in all respects;

(c) the passing of ordinary resolutions by the Independent Shareholders at the EGM by poll authorising the allotment and issue of the New Shares pursuant to the Placing; and

(d) the representations, warranties and undertakings given by the Company remaining true and accurate in all material respects at the Placing Completion.

In the event that any of the above conditions has not been fulfilled prior to 27th April, 2001 (or such later date as may be agreed between the parties), then the Placing Agent shall not be bound to proceed with the Placing and the Placing Agreement shall cease to be of any effect, save in respect of claims arising out of any antecedent breach of the Placing Agreement.

Completion of the Placing

Subject to the fulfillment of the above conditions, the Placing Completion will take place simultaneously with the completion of the BEHL Subscription Agreement, the Corporate Investor Subscription Agreements and the HK Disposal Agreement.

4. ISSUE PRICE OF THE NEW SHARES

The issue price per New Share of HK$1.00 representing (i) a discount of approximately 33.33% to the closing price of HK$1.50 per Share as quoted on the Stock Exchange on the Latest Practicable Date, being the last trading date prior to the suspension of the trading of the Shares on 17th January, 2001; (ii) a discount of approximately 33.33% to the average closing price of approximately HK$1.50 per Share over the 10 trading days leading up to and including the Latest Practicable Date; (iii) a discount of approximately 25.37% to the average closing price of approximately HK$1.34 per Share over the 30 trading days leading up to and including the Latest Practicable Date; and (iv) a premium of approximately 78.57% to the audited consolidated net asset value per Share of approximately HK$0.56 as at 31st December, 1999. The Issue Price has been determined after arm's length negotiations between the parties involved, and the Directors, BEHL, the Corporate Investors and the Placing Agent have taken into account, amongst other things, the following factors:

* the significant increment in the prices and trading volume of the Shares after the publication of the clarification announcement of the Company dated 6th December, 2000. The closing price per Share increased from HK$1.19 on 6th December, 2000 to HK$1.50 on the Latest Practicable Date, representing an increase of about 26.05%;

* the respective average closing prices per Share for the 10, 30 and 60 days period up to and including the Latest Practicable Date were about HK$1.50, HK$1.34 and HK$1.12 respectively;

* the audited consolidated net asset value per Share of approximately HK$0.56 as at 31st December, 1999; and

* the audited net loss attributable to the Shareholders for the

year ended 31st December, 1999 of approximately HK$50.19 million.

Both the Directors and the directors of BEHL believe that the Issue Price is fair and reasonable as far as the Shareholders are concerned.

5. REASONS FOR THE SUBSCRIPTIONS

The audited net loss attributable to the Shareholders was approximately HK$50,190,000 for the year ended 31st December, 1999 and the unaudited net loss attributable to the Shareholders for the six months ended 30th June, 2000 was approximately HK$11,500,000. The audited consolidated net asset value of the Company as at 31st December, 1999 was approximately HK$47,800,000. The Group also incurred interest bearing borrowings of approximately HK$157,700,000 and HK$169,500,000 as at 31st December, 1999 and 30th June, 2000 respectively. Given such operating results and level of borrowings of the Company, the Directors consider that there is funding pressure on the Company.

The Directors (including the independent non-executive directors of the Company) consider that the Subscriptions will increase the capital base of the Company and provide a solid financial foundation for the Group to continue the development of its existing business and invest in other businesses, including business in the information technology and telecommunications sectors. The Directors further believe that the Subscriptions will not only improve the Group's financial position but is also important to the Group's future business development.

Upon the Subscription Completion, BEHL, through IFTL, will become the controlling shareholder of the Company and intends to use the Company as the major investment vehicle for investment in the information technology and telecommunications sectors. Further information about the

intention of BEHL on the Group is set out in the paragraph headed "BEHL's intention on the Group" below. The Directors believe that given the well-established business networks and resources of BEHL and its strong financial backings, the BEHL Subscription will enable the Group to enhance its relationship with BEHL, and through such relationship, to explore various business opportunities, including opportunities in the information technology and telecommunication sectors. Therefore, the Directors consider that the implementation of the Subscriptions including the BEHL Subscription are in the interest of the Group.

The Directors intend to maintain the listing of the Shares on the Stock Exchange. The purpose of the Corporate Investor Subscriptions and the Placing is to maintain sufficient Shares in public hands to satisfy Rule 8.08 of the Listing Rules. The Corporate Investor Subscriptions and the Placing are expected to result in the public holding approximately 25.39% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions. In addition, the Directors believe the investments by the Corporate Investors in the Company could help the future business development of the Company after the Subscription Completion.

The Directors intend that the Company will continue its existing business except for the trading and manufacturing business of woollen and worsted products which will be disposed of pursuant to the Disposals and also actively study various business opportunities of further diversifying into other businesses, including exploring business opportunities in the information technology and telecommunications sectors, including network infrastructure facilities, network construction, network system integration, Internet support related services as well as smart card development.

6. THE DISPOSAL AGREEMENTS

In respect of the HK Disposal Agreement

Date:

18th January, 2001

Parties:

Vendor: The Company
Purchaser: GMG
Guarantor: IHL

Particulars of the HK Disposal Agreement:

The HK Disposal Agreement provides for the sale by the Company to GMG of (a) the interest of the Company of 70% of the issued share capital of Sino Textile for a cash consideration of HK$1.00 per share, amounting to a cash consideration of HK$70; (b) all the benefits and interest of and in the Shareholder's Loan at a dollar-for-dollar cash consideration of HK$1,518,208; and (c) the Worsted Products at a cash consideration of HK$4,502,949. IHL will guarantee the performance of the obligations on the part of GMG and indemnify the Company against all losses or expenses which the Company may suffer through or arising from any breach by GMG of such obligations. The Directors consider that the terms of the HK Disposal Agreement, which have been agreed on commercial terms, are fair and reasonable so far as the Independent Shareholders are concerned. As a result of the HK Disposal, the Group will recognise a profit of approximately HK$777,000 (which is estimated based on the consideration less current book value).

Consideration:

The aggregate cash consideration for the HK Disposal is HK$6,021,227, which was determined by reference to the aggregate of (i) the aggregate par value of the 70 shares of Sino Textile of HK$70; (ii) the amount of HK$1,518,208 of the Shareholder's Loan; and (iii) the book value of Worsted Products of HK$4,502,949 as at 31st October, 2000. The Directors consider that taking into account (i) the net liabilities of approximately HK$1,110,000 of Sino Textile as at 31st October, 2000; (ii) the track record and financial position of Sino Textile as set out in the section headed "Information on Sino Textile" below; (iii) the market environment of Sino Textile; (iv) the cash consideration of the Shareholder's Loan on a dollar-for-dollar basis; and (v) the aggregate cash consideration of the HK Disposal which is equivalent to a premium of approximately HK$777,000 to the aggregate value of the Company's attributable interest to the net liabilities of Sino Textile as at 31st October, 2000, the amount of the Shareholder's Loan and the book value of the Worsted Products as at 31st October, 2000, the aggregate consideration for the HK Disposal is fair and reasonable so far as the Shareholders, including the Independent Shareholders, are concerned.

Conditions of the HK Disposal:

Completion of the HK Disposal Agreement is conditional upon the following conditions being fulfilled or, in the case of condition (a), being waived by GMG:

(a) the warranties under the HK Disposal Agreement remaining true and accurate and not misleading in all material respects at the completion of the HK Disposal Agreement;

(b) the transactions contemplated under the HK Disposal Agreement being approved by the Independent Shareholders at the EGM taken by a poll;

(c) the BEHL Subscription Agreement becoming unconditional

in all respects save for any condition therein requiring the HK Disposal Agreement to be unconditional in all respects;

(d) the PRC Party which owns the remaining 50% interest in Beijing Jin Yang granting its written consent to the transfer of the Company's 50% interest in Beijing Jin Yang from the Company to GMG and a written waiver of its pre-emptive right to purchase such interest of the Company; and

(e) the Special Deal Consent being obtained under Rule 25 of the Takeovers Code in connection with the HK Disposal Agreement and the JV Disposal Agreement.

In the event that any of the above conditions has not been fulfilled or waived on or before 27th April, 2001 (or such later date as may be agreed between the parties), then GMG shall not be bound to proceed with the purchase of the Sale Shares, the Shareholder's Loan and the Worsted Products and the HK Disposal Agreement shall cease to be of any effect save in respect of claims arising out of any antecedent breach of the HK Disposal Agreement.

In respect of the JV Disposal Agreement

Date:

18th January, 2001

Parties:

Vendor: The Company
Purchaser: GMG
Guarantor: IHL

Particulars of the JV Disposal Agreement:

Pursuant to the JV Disposal Agreement, the Company has conditionally agreed to sell, and GMG has conditionally agreed to purchase, the Company's 50% interest in Beijing Jin Yang at a cash consideration of HK$19,618,897. The Directors consider that the terms of the JV Disposal Agreement, which have been agreed on commercial terms, are fair and reasonable so far as the Independent Shareholders are concerned. As a result of the JV Disposal, the Group will not recognise any profit or loss (which is estimated based on the consideration less current book value).

Consideration:

The cash consideration for the JV Disposal is HK$19,618,897, which was determined by reference to the 50% share of net asset value of Beijing Jin Yang attributable to the Group of HK$19,618,897 based on its unaudited management account as at 31st October, 2000. The Directors consider that taking into account (i) the track record and financial position of Beijing Jin Yang as set out in the section headed "Information on Beijing Jin Yang" below; (ii) the market environment of Beijing Jin Yang; and (iii) the consideration of the JV Disposal being equivalent to the share of net asset value of 50% interest in Beijing Jin Yang as at 31st October, 2000, the consideration for the JV Disposal is fair and reasonable so far as the Shareholders, including the Independent Shareholders, are concerned.

Conditions of the JV Disposal:

Completion of the JV Disposal is conditional upon the following conditions being fulfilled or, in the case of condition (f), being waived by GMG, inter alia,

(a) the approval obtained from the relevant PRC approval authorities regarding the JV Disposal, the termination of the original joint venture contract, the revised joint venture contract and articles of association and change in the board of directors of Beijing Jin Yang;

(b) the PRC Party which owns the remaining 50% interest in Beijing Jin Yang granting its written consent to the transfer of the Company's 50% interest in Beijing Jin Yang from the Company to GMG and a written waiver of its pre-emptive right to purchase such interest of the Company;

(c) the transactions contemplated under the JV Disposal Agreement being approved by the Independent Shareholders at the EGM taken by a poll;

(d) the BEHL Subscription Agreement becoming unconditional in all respects;

(e) the Special Deal Consent being obtained under Rule 25 of the Takeovers Code in connection with the HK Disposal Agreement and the JV Disposal Agreement; and

(f) the warranties under the JV Disposal Agreement remaining true and accurate in all material respects and not misleading as at the completion of the JV Disposal Agreement.

In the event that any of the above conditions has not been fulfilled or waived on or before 29th June, 2001 (or such later date as may be agreed between the parties), then GMG shall have the right to terminate the JV Disposal Agreement. The JV Disposal Agreement shall terminate with effect from the date on which GMG issues a written notice of termination and the parties shall cease to be bound by their obligations thereunder save in respect of claims arising out of any antecedent breach of the JV Disposal Agreement.

The PRC Party which owns the remaining 50% interest in Beijing Jin Yang has already granted its consent to the transfer of the Company's 50% interest in Beijing Jin Yang from the Company to GMG and the waiver of its pre-emptive right to purchase such interest of the Company. Accordingly, condition (b) of the JV Disposal Agreement has been satisfied.

7. REASONS FOR THE DISPOSALS

The trading and manufacturing operations of woollen and worsted products of the Company has suffered loss during the past few years. The Directors consider that strong competition would continue to be present in the trading and manufacturing business of woollen and worsted products. It would take time and demand resources for the Group to improve the trading and manufacturing operations of the woollen and worsted products. Accordingly, it is the intention of the Group to discontinue the trading and manufacturing businesses of woollen and worsted products as a result of the Disposals and the Directors believe that the Disposals represent a good opportunity to realise its investments in the trading and manufacturing operations of woollen and worsted products and allow additional capital to expand and diversify the Group's business. The Directors consider that the terms of the Disposal Agreements are fair and reasonable and are in the interest of the Group.

8. USE OF PROCEEDS FROM THE SUBSCRIPTIONS AND THE DISPOSALS

The aggregate gross proceeds from the Subscriptions and the Disposals are estimated to amount to approximately HK$243,640,000. It is intended that not more than half of the proceeds received from the Subscriptions and the Disposals will be used to repay part of the bank loans and other borrowings with an aggregate amount of approximately HK$199,000,000 as at 31st October, 2000 and the remaining proceeds will be used

as working capital principally to invest and develop the business of the Group to include those in the information technology and telecommunications sectors, in particular, network infrastructure facilities, network construction, network system integration, Internet support related services as well as smart card development. Such investment and/or development in the information technology and telecommunications sectors will be conducted through various means including, but not limited to, internal development, investments, joint ventures, share swaps, cooperative agreements and/or strategic alliances. Any acquisition by the Company will be subject to compliance with the requirements of the Listing Rules. At present, neither agreements nor negotiations have been entered into with respect to any acquisition.

9. CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY AS A RESULT OF THE SUBSCRIPTIONS

The shareholding structures of the Company immediately before and after the Subscription Completion are as follows:

	Immediately before the Subscription Completion *(Note 1)* *Shares*	%	Immediately after the Subscription Completion *(Note 1)* *Shares*	%
IFTL	-	-	168,000,000	55.31%
GDL *(Note 2)*	-	-	10,000,000	3.29%
INC Funds *(Note 2)*	-	-	10,000,000	3.29%
IHL	58,618,368	68.35%	58,618,368	19.30%
Placees *(Note 2)*	-	-	30,000,000	9.88%
Other shareholders *(Note 2)*	27,140,382	31.65%	27,140,382	8.93%

Total	85,758,750	303,758,750

Notes:

1. The figures assume that other than the New Shares, no new Shares will be issued or repurchased by the Company after the date of this announcement and up to the date of the Subscription Completion.

2. Upon the Subscription Completion, these shareholders are regarded as public shareholders.

It is the intention of BEHL to maintain the listing of the Shares on the Stock Exchange after the Subscription Completion.

10. TAKEOVERS CODE IMPLICATIONS

At present, none of IFTL, BEHL, the Corporate Investors or any of their respective associates or concert parties (if any) owns any Shares or is interested in any Shares other than Shares to be acquired pursuant to the BEHL Subscription Agreement and the Corporate Investor Subscription Agreements respectively. Upon Subscription Completion, IFTL, BEHL and its associates will be interested in 168,000,000 Shares, representing approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions. Neither IFTL, BEHL, the Corporate Investors nor persons acting in concert with any of them for the purposes of the Takeovers Code have dealt in the Shares during the six months period prior to the date of this announcement.

Under Rule 26 of the Takeovers Code, upon the BEHL Subscription Completion, IFTL and its concert parties would be obliged, unless the Whitewash Waiver is granted, to make an unconditional general offer for all the issued Shares not then already owned or agreed to be acquired by IFTL or its concert parties.

An application will be made by IFTL to the Executive for the Whitewash Waiver which, if granted, would normally be subject to the approval of the Shareholders who are not involved or interested in the BEHL Subscription on a vote taken by way of a poll. The Executive may or may not grant the Whitewash Waiver. The BEHL Subscription Completion is conditional upon, inter alia, the granting of the Whitewash Waiver by the Executive. If the Executive does not grant the Whitewash Waiver, the BEHL Subscription Agreement, the Corporate Investor Subscription Agreements and the Placing Agreement will lapse as a consequence.

There will be no general offer for the Shares as a result of the BEHL Subscription.

If the Whitewash Waiver is approved by the Independent Shareholders and granted by the Executive, and immediately upon the Subscription Completion, BEHL (through IFTL) and its concert parties (if any) will hold approximately 55.31% of the issued share capital of the Company as enlarged by the New Shares to be issued under the Subscriptions and as such, BEHL may be free to acquire additional Shares thereafter without incurring any further obligation under Rule 26 of the Takeovers Code to make a general offer.

11. SPECIAL DEAL CONSENT/CONNECTED TRANSACTION

The Disposal Agreements constitute special deals under Rule 25 of the Takeovers Code and hence require consent from the Executive. An application will be made to the Executive for the Special Deal Consent which, if granted, will be subject to (1) the independent financial advisers to the Company stating that in their opinion the terms of each of the Disposal Agreements are fair and reasonable; and (2) such agreements being approved by the Independent Shareholders at the EGM on a vote

taken by way of a poll.

In addition, as at the Latest Practicable Date, IHL beneficially owned an aggregate of approximately 68.35% of the issued share capital of the Company. Accordingly, the BEHL Subscription (in which IHL is acting as warrantor) and the Disposals constitute connected transactions of the Company for the purposes of the Listing Rules. Since the aggregate consideration of the Disposals of HK$25,640,124 represents approximately 53.64% of the audited consolidated net assets of the Group as at 31st December, 1999, the Disposals also constitute major transactions of the Company for the purposes of the Listing Rules. Accordingly, the BEHL Subscription and the Disposals may only proceed if Independent Shareholders' approval is obtained.

IFTL, BEHL, IHL, GDL, HWL, INC Funds, any of their associates and their respective concert parties (if any) in relation to the Company will abstain from voting on the resolutions to approve the Subscriptions, the Whitewash Waiver and the Disposals at the EGM.

12. INFORMATION ON THE GROUP

Business

The Company is incorporated in Hong Kong with limited liability and its Shares are listed on the Stock Exchange. The Group is principally engaged in the trading and manufacturing of woollen and worsted products, property investment and restaurant operations.

Financial information

The following table sets out a summary of the results of the Company for the three years ended 31st December, 1999 and the

six months ended 30th June, 2000:

	For the year ended 31st December,			For the six months ended 30th June,
	1997	1998	1999	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	113,580	117,716	127,785	90,391
Loss attributable to Shareholders	13,967	34,450	50,190	11,520

For the year ended 31st December, 1999, the turnover attributable to the trading and manufacturing operations of woollen and worsted products, the restaurants operations, the property investment operations and other general trading was approximately HK$23,000,000, HK$94,800,000, HK$8,100,000 and HK$1,800,000 respectively, representing approximately 18.02%, 74.22%, 6.32% and 1.44% respectively of the total turnover of the Group for the year ended 31st December, 1999. For the year ended 31st December, 1999, the loss from operating activities attributable to the trading and manufacturing operation of woollen and worsted products, the restaurants operations, the property investment operations and other general trading was approximately HK$8,800,000, HK$4,900,000, HK$10,100,000 and HK$590,000 respectively, representing approximately 36.12%, 20.21%, 41.27% and 2.40% respectively of the loss from operating activities for the year ended 31st December, 1999.

The audited consolidated net asset value of the Company as at 31st December, 1999 was approximately HK$47,800,000. The interest bearing borrowings of the Group amounted to approximately HK$157,700,000 and HK$169,500,000 as at 31st December, 1999 and 30th June, 2000 respectively.

13. INFORMATION ON SINO TEXTILE

Sino Textile, a company incorporated in Hong Kong in 1995, is

owned as to 70% by the Company and as to 30% by Ms. Wong Ching Yi, Irene, other than by virtue of the fact that Ms. Wong is a substantial shareholder of Sino Textile, Ms. Wong is an independent third party who is independent of, and not connected and not acting in concert with, the Company, IFTL or BEHL, the directors, chief executive or substantial shareholders of the Company, IFTL or BEHL, any of their subsidiaries or any of their respective associates or concert parties (if any). It is principally engaged in the trading of woollen and worsted products. The audited net profit (loss) of Sino Textile for the two years ended 31st December, 1999 were approximately HK$(264,000) and HK$203,000 respectively. The audited net liabilities of Sino Textile as at 31st December, 1999 attributable to the Group was approximately HK$738,000. In addition, based on the management accounts of the Group, the net loss of Sino Textile for the ten months ended 31st October, 2000 was approximately HK$56,000 and the net liabilities of Sino Textile as at 31st October, 2000 was approximately HK$1,110,000.

14. INFORMATION ON BEIJING JIN YANG

Beijing Jin Yang is a sino-foreign joint venture established in the PRC in 1996 with a term of 20 years. Beijing Jin Yang is owned as to 50% by the Company and as to the remaining 50% by the PRC Party, an independent third party who is independent of, and not connected and not acting in concert with, the Company, IFTL or BEHL, the directors, chief executive or substantial shareholders of the Company, IFTL or BEHL, any of their subsidiaries or any of their respective associates or concert parties (if any). The registered capital of Beijing Jin Yang is US$11,180,000 (approximately HK$86,394,000). It is engaged in the manufacturing of woollen and worsted products. The net loss of Beijing Jin Yang attributable to the Group, which had been made in the audited accounts of the Group, prepared in accordance with the HK GAAP, for each of the two years ended 31st December, 1999 were approximately RMB1,030,000 (approximately HK$963,000)

and RMB14,843,000 (approximately HK$13,872,000) respectively. The Group's share of net assets of Beijing Jin Yang, which had been made in the audited accounts of the Group prepared in accordance with the HK GAAP as at 31st December, 1999, was approximately RMB25,947,000 (approximately HK$24,250,000). In addition, based on the management accounts of the Group, the net loss of Beijing Jin Yang attributable to the Group for the ten months ended 31st October, 2000 was approximately RMB4,858,000 (approximately HK$4,540,000) and the Group's share of net asset value of Beijing Jin Yang as at 31st October, 2000 was approximately RMB21,090,000 (approximately HK$19,600,000).

15. INFORMATION ON IHL

IHL is a company incorporated in the British Virgin Islands and is the controlling shareholder of the Company and owned 58,618,368 Shares as at the Latest Practicable Date. Mr. Bai Jin Rong, Mr. Ng Kong Fat, Brian and Mr. Ng Kwong Fung, directors of IHL, are also directors of the Company. In addition, Mr. Bai Jin Rong is also the vice-president and a director of BEHL.

16. INFORMATION ON BEHL AND IFTL

Business

BEHL is an investment holding company incorporated in Hong Kong, whose shares are listed on the Stock Exchange. BEHL and its subsidiaries are principally engaged in four major sectors of businesses: consumer goods, infrastructure, services and technology. Consumer goods sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products. Infrastructure sector includes management and operation of the Capital Airport Expressway in Beijing, the PRC and the operation concession

of a water treatment plant. Service sector includes provision of tourism, retail and hotel services. Technology sector is mainly represented by the BEHL Group's 40% interest in a joint venture with Siemens AG producing switching system. The BEHL Group also started several technology-related projects.

IFTL is a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of BEHL.

Financial information

The following table sets out a summary of the results of the BEHL Group for the three years ended 31st December, 1999 and the six months ended 30th June, 2000:

	For the year ended 31st December,			For the six months ended 30th June,
	1997 *(Note)*	1998	1999	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3,370,694	3,396,578	3,823,713	2,482,995
Profit attributable to shareholders	811,208	474,460	485,030	260,953

Note: The pro forma combined income statement for the year ended 31st December, 1997, which is presented for information purposes only, has been prepared in accordance with HK GAAP to show the results of the BEHL Group for the year ended 31st December, 1997 as if the BEHL Group structure had been in existence throughout that year.

The audited consolidated net asset value of BEHL as at 31st December, 1999 was approximately HK$6,169 million.

17. INFORMATION ON GDL AND INC FUNDS

Information on GDL

GDL is a company incorporated in the British Virgin Islands with limited liability and is an indirect wholly-owned subsidiary of HWL. HWL is a company incorporated in Hong Kong, whose shares are listed on the Stock Exchange. HWL and its subsidiaries are principally engaged in ports and related services, telecommunications and e-commerce, property development and hotel, retail and manufacturing and energy, infrastructure, finance and investments.

Information on INC Funds

INC Funds, a company incorporated in the Cayman Islands, with fund size of US$35 million was established in April 1996 and managed by WI Harper Group, a high technology venture capital firm based in San Francisco, the United States of America. WI Harper Group focuses particularly on investment opportunities in the high technology sector in the Greater China Region (including Hong Kong, China and Taiwan) and Silicon Valley in the United States of America. INC Funds focuses on investment opportunities in information technology and bio-technology sectors in North America, Asia Pacific and Europe.

18. BEHL'S INTENTION ON THE GROUP

Business

Upon the Subscription Completion, BEHL will become the controlling shareholder of the Company. It is the intention of BEHL that the Group will continue its existing businesses of property investment and restaurant operations. In addition, BEHL, together with the continuous support from Beijing Municipal Government, plans to develop the Company as its

major flagship for investment in information technology and telecommunications sectors. Upon and after the Subscription Completion, it is the intention of BEHL that the Company will continue to evaluate investment opportunities (including the existing investments of the BEHL Group) in information technology and telecommunications sectors, when it arises. BEHL may or may not inject its existing investments in information technology and telecommunications sectors to the Group. However, the Company will only invest in projects that are in the interest of the shareholders as a whole and beneficial to the Group. Any future injection of assets into the Group will be subject to the provision of the Listing Rules. It is the intention of BEHL that the business of BEHL will not compete with that of the Group. In the event that any new business to be developed by the Group would result in competition between the Group and BEHL, the Company would disclose it in full, where appropriate.

It is also the intention of BEHL that the Company will continue to maintain strategic partnership with its Corporate Investors and capitalise on their advanced technology in the information technology and telecommunications sectors. Accordingly, the Group will diversify its business to include those in the information technology and telecommunications sectors, in particular, network infrastructure facilities construction, network system integration, Internet support related services as well as smart card development. It is aimed that the Group will become the leading network infrastructure facilities constructor, play an important role in the long-term development plan of electronic transactions and provide first-class network connection services in Beijing, the PRC.

Directors of the Company

There are currently five directors (including two independent non-executive directors) on the Board. It is intended that all of them will remain on the Board immediately after the Subscription Completion. It is also intended that there will be

no material change in the existing senior management and employees of the Company. Depending on future business development, IFTL may nominate additional candidates to the Board. At present, IFTL is still in the process of finding suitable candidates with relevant information technology, telecommunications or professional corporate finance background. Further details will be provided to the Shareholders once identified.

19. MAINTAINING THE LISTING OF THE COMPANY

It is the intention of the directors of BEHL to maintain the listing of the Company on the Stock Exchange after the Subscription Completion.

The Stock Exchange has stated that it will closely monitor trading in the Shares if less than 25% of the Shares is held by the public. If the Stock Exchange believes that:

- **a false market exists or may exist in the Shares; or**

- **there are too few Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the Shares.

The Stock Exchange will also closely monitor all future acquisitions or disposals of assets by the Company. The Stock Exchange has the discretion to require the Company to issue a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in the Company being treated as if it

were a new listing applicant.

20. EGM

The EGM will be convened to seek the approvals necessary for, inter alia, the increase in the authorised share capital of the Company, the Subscriptions, the Whitewash Waiver and the Disposals. IFTL, BEHL, IHL, GDL, HWL, INC Funds, any of their associates and their respective concert parties will abstain from voting on the resolution to approve the Subscriptions, the Whitewash Waiver and the Disposals at the EGM.

21. GENERAL

An Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Subscriptions, the Whitewash Waiver and the Disposals. Two independent financial advisers have been appointed to advise the Independent Board Committee.

BNP Paribas Peregrine has been appointed as the financial adviser of the Company. The Company will apply to the Stock Exchange for listing of and permission to deal in the New Shares.

A composite document containing, among other things, information on the Subscriptions, the Disposals and the increase in authorised share capital, the recommendation of the Independent Board Committee in relation to the Subscriptions, the Whitewash Waiver and the Disposals, the letter of the independent financial advisers as to whether the Subscriptions, the Whitewash Waiver and the Disposals are fair and reasonable to the Independent Shareholders and are of benefit to the Company as a whole and the notice of the EGM will be despatched to the Shareholders as soon as practicable. In addition, an announcement of the results of the EGM will be made by the Company after the meeting has been held.

Trading of the Shares was suspended at the request of the Company from 10:00 a.m. on 17th January, 2001. Application has been made for trading of the Shares to resume from 10:00 a.m. on 19th January, 2001.

Shareholders and public investors are advised to exercise caution when dealing in the Shares.

22. DEFINITIONS

As used in this Announcement, the following words and phrases shall have the following meanings:

"associates"	have the meaning as defined in the Listing Rules
"BEHL"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"BEHL Group"	BEHL and its subsidiaries
"BEHL Subscription"	the subscription by IFTL of 168,000,000 New Shares under the BEHL Subscription Agreement
"BEHL Subscription Agreement"	the conditional agreement dated 18th January, 2001, entered into between IFTL, the Company and IHL regarding the BEHL Subscription
"BEHL Subscription Completion"	the completion of the BEHL Subscription Agreement, which are expected to be on or before 27th April, 2001
"Beijing Jin Yang"	Beijing Jin Yang Worsted Co. Ltd., a

	sino-foreign joint venture established in the PRC, 50% interest of which is held by the Company
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Board"	the board of Directors
"Company"	Beijing Development (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Corporate Investor Subscription Agreements"	the GDL Subscription Agreement and the INC Funds Subscription Agreement
"Corporate Investor Subscription Completion"	the completion of the Corporate Investor Subscription Agreements, which is expected to be on or before 27th April, 2001
"Corporate Investor Subscriptions"	the GDL Subscription and the INC Funds Subscription
"Corporate Investors"	GDL and INC Funds
"Director(s)"	the director(s) of the Company
"Disposal Agreements"	the HK Disposal Agreement and the JV Disposal Agreement
"Disposals"	the HK Disposal and the JV Disposal
"EGM"	the extraordinary general meeting of the Company to be convened for approving,

	amongst other things, the Subscriptions, the Whitewash Waiver and the Disposals
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"GDL"	Gateway Direct Limited, an indirect wholly-owned subsidiary of HWL
"GDL Subscription"	the subscription by GDL of 10,000,000 New Shares under the GDL Subscription Agreement
"GDL Subscription Agreement"	the conditional agreement dated 18th January, 2001 entered into between GDL and the Company regarding the GDL Subscription
"GDL Subscription Completion"	the completion of the GDL Subscription Agreement, which is expected to be on or before 27th April, 2001
"GMG"	Guang Ming Group (Hong Kong) Limited, a wholly-owned subsidiary of IHL
"Group"	the Company and its subsidiaries
"HK Disposal"	the disposal of the Sale Shares, the Shareholder's Loan and the Worsted Products by the Company to GMG pursuant to the HK Disposal Agreement and the transactions contemplated therein
"HK Disposal Agreement"	the agreement dated 18th January, 2001 entered into between the Company, GMG and IHL in relation to the HK Disposal
"HK GAAP"	Hong Kong Generally Accepted

Accounting Principles

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"IFTL"	Idata Finance Trading Limited, a direct wholly-owned subsidiary of BEHL
"IHL"	Illumination Holdings Limited, the controlling shareholder of the Company with a 68.35% shareholding interest in the Company as at the Latest Practicable Date
"INC Funds "	International Network Capital LDC
"INC Funds Subscription"	the subscription by INC Funds of 10,000,000 New Shares under the INC Funds Subscription Agreement
"INC Funds Subscription Agreement"	the conditional agreement dated 18th January, 2001, entered into between INC Funds and the Company regarding the INC Funds Subscription
"INC Funds Subscription Completion"	the completion of the INC Funds Subscription Agreement, which are expected to be on or before 27th April, 2001
"Independent Board Committee"	a committee of the independent board of directors of the Company
"Independent Shareholder(s)"	the shareholders of the Company other than IFTL, BEHL, IHL, GDL, HWL, INC

	Funds, any of their associates and their respective concert parties (if any) who are prohibited from voting under the Takeovers Code or the Listing Rules
"Issue Price"	the issue price of HK$1.00 per New Share, pursuant to the Subscription Agreements
"JV Disposal"	the disposal of 50% interest in Beijing Jin Yang by the Company to GMG pursuant to the JV Disposal Agreement and the transactions contemplated therein
"JV Disposal Agreement"	the agreement dated 18th January, 2001 entered into between the Company, GMG and IHL in relation to the JV Disposal
"Latest Practicable Date"	16th January, 2001, being the latest practicable date before the printing of this announcement for ascertaining certain information in this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	218,000,000 new Shares to be issued at the Issue Price pursuant to the Subscriptions which will rank pari passu in all respects with all existing Shares, including but not limited to the right to receive all dividends and distributions declared, made or paid by the Company on or after the date of completion of each respective Subscription Agreement
"Placing"	the placing of 30,000,000 New Shares on the terms of the Placing Agreement
"Placing Agent"	Shenyin Wanguo Securities (H.K.) Ltd., a

securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

"Placing Agreement"	the placing agreement dated 18th January, 2001 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Completion"	the completion of the Placing Agreement, which is expected to be on or before 27th April, 2001
"PRC"	the People's Republic of China
"PRC GAAP"	accounting principles generally accepted in the PRC
"PRC Party"	北京北毛紡織集團有限責任公司, the PRC joint venture party of Beijing Jin Yang holding its 50% shareholding interest
"Sale Shares"	the 70 shares of HK$1.00 each in the share capital of Sino Textile, representing 70% of the existing issued share capital of Sino Textile
"SFC"	the Securities and Futures Commission of Hong Kong
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Shareholder's Loan"	the non-interest bearing shareholder's loan of HK$1,518,208 which was due from Sino Textile to the Company

"Sino Textile"	Sino Textile Enterprises Limited, a company incorporated in Hong Kong and is owned as to 70% by the Company
"Special Deal Consent"	the consent from the Executive required under Note 4 to Rule 25 of the Takeovers Code
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	IFTL, GDL, INC Funds and the placees pursuant to the Placing
"Subscriptions"	the BEHL Subscription, the Corporate Investor Subscriptions and the Placing
"Subscription Agreement(s)"	the BEHL Subscription Agreement, the GDL Subscription Agreement, the INC Funds Subscription Agreement and the Placing Agreement or, where the context requires, any of such agreement
"Subscription Completion"	completion of the Subscription Agreements, which are expected to be on or before 27th April, 2001
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Whitewash Waiver"	a waiver from the obligation on the part of IFTL and persons acting in concert with it to make a general offer under the Takeovers Code for all the Shares not beneficially owned by IFTL and persons acting in concert with it as a result of the Subscriptions, pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code

"Worsted Products"	all the woollen and worsted products owned by the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

By Order of the Board
Beijing Enterprises Holdings Limited
Hu Zhao Guang
Chairman

By Order of the Board
Beijing Development (Hong Kong) Limited
Ng Kong Fat, Brian
Director

Hong Kong, 18th January, 2001

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to BEHL or the BEHL Group and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement other than those relating to BEHL or the BEHL Group have been arrived at after due and careful consideration and there are no other facts other than that relating to BEHL or the BEHL Group not contained in this announcement, the omission of which would make any statement other than those relating to BEHL or the BEHL Group in this announcement misleading.

The directors of BEHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Company, the Group, HWL, IHL, GMG, GDL or INC Funds and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement other than those relating to the Company, the Group, HWL, IHL, GMG, GDL or INC Funds

have been arrived at after due and careful consideration and there are no other facts other than those relating to the Company, the Group, HWL, IHL, GMG, GDL or INC Funds not contained in this announcement, the omission of which would make any statement other than those relating to the Company, the Group, HWL, IHL, GMG, GDL or INC Funds in this announcement misleading.

In this announcement, for information purpose only, certain amounts in RMB have been translated into RMB1 to HK$0.935. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates or at all.

"Please also refer to the published version of this announcement in the Hong Kong i-mail"


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing Yanjing Brewery Company Ltd., ("Yanjing Brewery") and Beijing Yan Jing Beer Group Company ("Yanjing Group") has today entered into a agreement in respect of sharing the marketing expenses incurred in the promotion of the trademark "Yan Jing " owned by Yanjing Group.

As Yanjing Group is a substantial shareholder of Yanjing Brewery, the signing of sharing agreement constitutes connected transactions under the Listing Rules.

The Sharing Agreement, dated 9th April 2001.

Parties

(1) Yanjing Group, a 13.42% indirect owned shareholders of Yanjing Brewery

(2) Yanjing Brewery, a 53.70% indirect owned subsidiary of the Company

The Transaction

Yanjing Group and Yanjing Brewery have entered into the one-off

sharing agreement, pursuant to which, Yanjing Group agrees to contribute the sum of RMB22,290,000.00 (approximately HK$20,997,202.00) ("Marketing Expenses") to Yanjing Brewery as part of the expenses incurred by the Yanjing Brewery in the year of 2000 for the promotion of the registered trademark "Yan Jing" owned by Yanjing Group.

Yanjing Group will pay the Marketing Expenses by three equal installments within three Years commencing from 31st December 2001, details are as follows:

No. of installments	Amount (RMB)	Payment Duc Date
1	7,430,000.00	31/12/2001
2	7,430,000.00	31/12/2002
3	7,430,000.00	31/12/2003

Reason for the transaction

Yanjing Group, the lawful proprietor of the trademark "Yan Jing", granted to Yanjing Brewery the use of the trademark in respect of beer and mineral water in 1997 during the Yanjing Brewery joint venture period. The fee for such use is 1% of the total annual sale of beer and mineral water from January 1997 to July 2003 and the subsequent fee thereafter will be determined by mutual agreement. Yanjing Group refunds 20% of the total annual fee paid to Yanjing Brewery each year to be used for development and promotion the "Yan Jing" trademark. Details of this arrangement were previously disclosed in the Company Prospectus in 1997.

With a view to make "Yan Jing" as prestigious brand name in China, Yanjing Brewery has decided in 2000 that its "Yan Jing" trademark promotion campaign should not only limit in Beijing region but should also conduct in all major provinces of China. This strategic move leads to the substantial increase in advertising expenses of Yanjing Brewery. As Yanjing Group's own products sold under the same trademark have obviously benefited from such promotion campaign in consequence, the parties therefore today sign an agreement to share the promotion expenses thereof.

The Marketing Expenses was concluded by the parties on arm's length basis with reference to the actual amount of previous promotion expenses incurred in promoting the brand name "Yan Jing" in general. The terms of sharing agreement are considered by the board of directors (including independent non-executive directors) of the Company as fair and reasonable.

The Marketing Expenses payable by Yanjing Group under the sharing agreement is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published annual accounts for the year ended December 1999.

General

As Yanjing Group is a substantial shareholder of Yanjing Brewery, the sharing agreement constitutes a connected transaction under Chapter 14 of the Listing Rules. The Company is required to make disclosure by way of press announcement and in the next published annual report in accordance with the Listing Rules.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 9th April, 2001

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.06157

"Please also refer to the published version of this announcement in the Hong Kong i-mail"

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

CHAIRMAN'S STATEMENT

[illegible]

DIVIDENDS

[illegible]

RESULTS

[illegible]

CLOSURE OF REGISTER OF MEMBERS

[illegible]

BUSINESS REVIEW

[illegible]

SIGNIFICANT SUBSEQUENT EVENTS

[illegible]

PROSPECTS

[illegible]

CAPITALISATION AND FINANCIAL POSITION

[illegible]

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

[illegible]

Hong Kong, [illegible] April 2001

NOTICE OF ANNUAL GENERAL MEETING

[illegible]

Beijing Enterprises Holdings Limited


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 15 June 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2000;

2. To declare a final dividend;

3. To re-elect the retiring Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To re-appoint the retiring Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held.";

6. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held."; and

7. "THAT the general mandate granted to the Directors of the Company pursuant to Resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company since the granting of such general mandate pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution".

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10 April 2001

NOTES:

1. The Register of Members will be closed from Monday, 11 June 2001 to Friday, 15 June 2001 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 8 June 2001.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4. An explanatory statement containing further details regarding Resolutions Nos. 5 to 7 above will be sent to shareholders shortly together with the 2000 Annual Report.

Please also refer to the published version of this announcement in the (South China Morning Post)

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

News Release

CONTACTS : Charles Deng
(852) 2105 6303
Lousie Chen
(852) 2105 6313
Corporate Affairs Department
Fax : (852) 2857 5084

2000 ANNUAL RESULTS

Hong Kong 10th April 2001 - Beijing Enterprises Holdings Limited (0392 HK) (the "Group") is pleased to announce its 2000 annual results.

BASED ON CONTINUED GROWTH OF ITS BUSINESSES, BEIJING ENTERPRISES' 2000 NET ATTIBUTABLE OPERATING PROFIT UP 5.4%

Hong Kong 10th April 2001 - Beijing Enterprises Holdings Limited (the "Group") (0392 HK) reported today that for the year ended December 31, 2000, the Group's attributable operating profit rose 5.4% to HK$516 million as compared to HK$489 million in 1999. The Board has proposed a final dividend of HK15 cents per share which, together with the interim dividend of HK10 cents per share already paid, will make a total annualised distribution for 2000 of HK25 cents per share. Basic earning per share was HK$83 cents.

Beijing Yanjing Brewery Company Ltd. and Beijing International Switching System Co., Ltd. (BISC) were the top performers of the Group in 2000. The brewery business accounted for 27% of the Group's net profit while BISC accounted for 32% despite keen competition in the telephone switching system manufacturing business. Benefiting from air traffic volume growth, Beijing Capital Expressway Development Co. Ltd. recorded stable profit growth in 2000 as well.

CONSUMER GOODS

Beijing Yanjing Brewery Co., Ltd., with production capacity exceeding 2,000,000 tons per annum, recorded net turnover increased by 17% to HK$1.5 billion while net operating profit decreased by 6% to HK$246 million as compared to 1999 due to the substantial increase in marking expenses for "Yan Jing" trademark promotion. After the completion of recent acquisition, Yanjing Brewery owns

11 beer production facilities spreading over six provinces in China and will concentrate its resources to improve the acquired brewery plants in all aspects.

Beijng San Yuan Foods Co., Ltd., producer of dairy products and the dominant supplier of fresh milk to Beijing residents, recorded substantial increase of turnover by 43% to HK$663 million, while net profit increased by 14.35% to HK$52 million as compared with 1999. The steady growth of gross margin resulted from San Yuan's successful shift to premium dairy products market. San Yuan is planning for A-share listing in China in the first quarter of 2002.

Beijing McDonald's Food Co. Ltd., an associated company 50% owned by Beijing San Yuan Foods Co. Ltd., continued to develop. The total number of its outlets have reached to 67 at the end of 2000. Beijing McDonald's franchise has been extended to other cities in Hebei and Shanxi provinces. Its turnover and net profit recorded a significant increase in 2000 as compared with 1999.

Winery

The combined net turnover and profit after tax of Shun Xing Winery and Feng Shou Winery for 2000 amounted to 73 million and HK$8.70 million respectively, representing a corresponding growth of 17% and 33% as compared with 1999.

INFRASTRUCTURE

Beijing Capital Expressway Development Co. Ltd., which manages and operates the Capital Airport Expressway connecting the Capital Airport and the city center, experienced 14% growth in traffic volume compared to 1999 amounting to almost 26.20 million vehicles in 2000. The opening of new passenger terminal has stimulated a rapid increase of air traffic volume. Turnover increased by 17% to HK$271 million as compared to 1999. Net profit increased by 28% to HK$137 million against HK$108 million in 1999. The substantial growth in toll revenue is expected following the sustained growth of business activities and tourists arrivals in Beijing.

The Phase I of No.9 Water Treatment Plant's net profit after amortization derived from the concession and tax amounted to HK$127 million in 2000. This concession provides a steady after tax cash income to the Group annually.

TOURISM AND RETAIL SERVICES

Jian Guo Hotel Joint Venture, one of the upper scale Beijing hotels favored by overseas visitors, recorded an increase on average occupancy rate by 8% to 76% in 2000 due to the completion of renovation of the hotel in early 2000 while average room rate decreased by 5% to RMB587 in the same period.

The turnover and the profit after tax both increased by 4% and 165% respectively as compared with 1999. The turnover amounted to HK$120 million while the profit after tax was HK$16.4 million.

The Badaling Great Wall site registered an increase of 10% of visitor arrivals to approximately 3.67 million in 2000. Both occupancy rate and room rate of **The Badaling Hot Spring Resort** remained stagnant in 2000. Combined net turnover of the Great Wall site and the Hot Spring Resort increased by 9% to HK$123 million and combined profit after tax increased by same percentage to HK$10.5 million as compared with 1999.

Longqingxia scenic area recorded 7% increase in visitor arrivals to 582,594 in 2000. The turnover and profit after tax amounted to HK$33 million and HK$4.5 million respectively.

Beijing Wanfujing Department Store (Group) Co. Ltd., one of the largest department store chain in China, recorded 71% increase in turnover to HK$2.2 billion as compared to 1999. Although Wangfujing's operation has made moderate profit, it registered an exceptional loss of HK$120 million arising from asset swap with Dong An Group. The asset swap is beneficial to Wangfujing Group in long term as significant amortisation can be saved from disposals of the non-performing assets.

TECHNOLOGY

The Group's 40% owned **Beijing International Switching System Corporation Ltd.**, one of the market leaders in the manufacture and sale of the telephone switching system, recorded a substantial increase in sales volume by 26% to 8.78 million ports in 2000. Turnover increased by 24% to HK$2.93 billion while profit after tax declined by 11% to HK$363 million in 2000 as compared to 1999. The reason for better profit in 1999 was due to an one-off tax rebate of HK$69 million from the Tax Authority.

The Group reaped significant investment gain upon realising the interests in Greencool Technology Holdings Limited. Beijing Municipal Administration and Communications Card Co. Ltd., a subsidiary of the Group engaged in managing smart card used in all transportation systems in Beijing has obtained business licence and is expected to commence operation in the fourth quarter in 2001. The Group has also completed capital injection of RMB 65 million in Beijing Enterprises Teletron Information Technology Co. Ltd. a company specializing in network infrastructure construction and ISP services fields in Beijing, China.

The Group continues its prudent financial management by maintaining a pool of cash to withstand volatile market conditions and to expand its businesses as opportunities arise.

"Adhering to our existing two-prong approach, we are committed in the growth of our traditional business through upgrading profitability and technology and enhancing quality of assets. On the other hand, we will continue with our commitments in respect of the investment of new project, in particular, investments in the new high technology arena." Mr. Hu said, Chairman of the Group.

"The gist of our work for 2001 is to devote our efforts in increasing profitability by leveraging our foundations as well as strengthening the development of the operations of our assets. We will adopt a corporate development strategy of appropriate expansions and contractions through acquisitions, mergers, spin-offs and reorganizations in realizing as well as maximizing corporate operating efficiency". Mr. Hu concluded.

Beijing Enterprises Holdings Limited is the sole overseas listed conglomerate controlled by the Beijing Municipal Government for channeling capital, technology and management expertise from international markets into Beijing's development priorities. Its core businesses comprise consumer goods, infrastructure, tourism and retail services and technology.

For more information, please visit the Group's site at : http://www.behl.com.hk

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

CONNECTED TRANSACTIONS

The Company wishes to announce that several tenancy agreements renewed between Beijing Enterprises (Properties) Limited (BEPL) and Beijing Holdings Limited (BHL) to be signed today in respect of certain residential premises for respective terms of three years with option to renew for further term of three years for an aggregate annual rental of HK$1,813,200.00 constitute connected transactions by virtue of BHL being a substantial shareholder (approximately 61.69%) of the Company which is 100% interested in BEPL, a British Virgin Islands company.

TENANCY AGREEMENTS BETWEEN BEPL AND BHL

The Parties

(i) BEPL, a wholly owned subsidiary of the Company incorporated in the British Virgin Islands - the landlord

(ii) BHL, the parent company currently holding 61.69% of the issued share capital of the Company - the tenant

The Transactions

BEPL and BHL entered into certain Residential Tenancy Agreements today on normal commercial terms for the renewal of tenancy held by BHL in respect of the following residential premises in Hong Kong for a total gross floor area of approximately 8,400 sq. ft. for a term of three years ending April 14th 2004. BHL is granted with the option to renew the Residential Tenancy Agreements for a further term of three years at the expired date thereof at a revised rental to be determined by reference to the open market rental.

Property	Gross Floor Area (sq.ft.)	Rent (HK$) per month
Flat F, 21st Floor, Tsui Kung Mansion, Kam Din Terrace, No. 4 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	815	15,000
Flat H, 7th Floor, Hing On Mansion, On Shing Terrace, No. 5 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	675	11,000
Flat H, 28th Floor, Hing On Mansion, On Shing Terrace, No. 5 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	675	11,000
Flat F, 7th Floor, Kin On Mansion, On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	600	9,700
Flat F, 9th Floor, Kin On Mansion,	600	9,700

On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong		
Flat F, 12th Floor, Kin On Mansion, On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	600	9,700
Flat H, 15th Floor, Kin On Mansion, On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	675	11,000
Flat A, 14th Floor, Yat Tien Mansion Horizon Gardens, No. 18B Taikoo Shing Road, Taikoo Shing Quarry Bay, Hong Kong	708	15,000
Flat A, 7th Floor, Chai Kung Mansion, Kam Din Terrace, No. 2 Tai Yue Avenue, Taikoo Shing, Quarry Bay, Hong Kong	675	12,000
Flat F, 6th Floor, Ming Kung Mansion, Kam Din Terrace, No. 22 Taikoo Shing Road, Taikoo Shing, Quarry Bay, Hong Kong	675	12,000
Flat G, 3rd Floor, Lu Shan Mansion, Kao Shan Terrace, No. 5 Taikoo Shing Road, Taikoo Shing, Quarry Bay, Hong Kong	675	11,500

Property	Gross Floor Area (sq.ft.)	Rent (HK$) per month

Flat E, 11th Floor, Oak Mansion, Harbour View Gardens, No. 20 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	1,029	23,500

Consideration

For the term of the Residential Tenancy Agreements, the monthly rentals are fixed from HK$9,700.00 to HK$23,500, representing an aggregate annual rental payment of HK$1,813,200.00, exclusive of rates, management fees and utilities. Debenham Tie Leung, an independent valuer has confirmed on that each of the rentals payable by BHL under the Residential Tenancy Agreements is within the reasonable range of the current market rents for comparable properties in Hong Kong.

General

The Residential Tenancy Agreements between BEPL and BHL also constitute connected transactions under the Listing Rules by virtue of BHL being the substantial shareholder (approximately 61.69%) of Company which is 100% effectively interested in BEPL. The aggregate consideration payable by BHL under the Residential Tenancy Agreements are respectively less than 3% the audited consolidated net tangible assets of the Group as disclosed in its latest published annual accounts for the year ended December 31st 2000. The directors (including the independent non-executive directors) of the Company have considered the Residential Tenancy Agreements as fair and reasonable.

On the basis that the consideration of the Residential Tenancy Agreements is less than 3% of the audited consolidated net tangible assets of the Group, the Company is required to make annual disclosure by way of press announcement and in the annual report in accordance with the Listing Rules. The Company will apply to the Stock Exchange for a waiver from strict compliance with the requirements of disclosure by press notice as stipulated in Rule

14.25 of the Listing Rules, in connection with the Residential Tenancy Agreements on each occasion they arise the waiver is granted subject to the following conditions:-

(i) details of the Residential Tenancy Agreements will be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) of the Listing Rules;

(ii) the Residential Tenancy Agreements shall be :

(a) entered into by BEPL in the ordinary and usual course of its business;

(b) entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(c) entered into in accordance with the terms of the agreement governing such Residential Tenancy Agreements;

(iii) The annual value of the aggregate amount of the Residential Tenancy Agreements shall not exceed HK$10,000,000 or 3% of the book value of the consolidated net tangible assets as disclosed in the latest published audited accounts in any particular year of the Group.

(iv) the independent non-executive directors shall review annually the Residential Tenancy Agreements and confirm in the Company's next annual report for the financial year concerned that these were conducted in the manner as stated in (ii) and (iii) hereof.

(v) the auditors of the Company shall review annually the Residential Tenancy Agreements and confirm to the Directors in writing that the Residential Tenancy Agreements have been (a) approved by the Board; (b) entered into in accordance with the terms of the agreement governing the Residential Tenancy Agreements; and (c) the aggregate amount of which shall not exceed the stipulated amounts as mentioned in item (iii) hereof.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 29th May, 2001

"Please also refer to the published version of this announcement in the Hong Kong i-mail"


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Qiao Yu resigned as executive director of the Company on August 30, 2001. The Board of directors takes this opportunity to express our appreciation for his valuable contribution to the Company. The Company also announces that Mr. Li Man has been appointed as executive director of the Company on even date.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, September 4, 2001

"Please also refer to the published version of this announcement in the Hong Kong i-mail"

News Release

Corporate Affairs Department

Contact persons: Mr. Charles Deng at 2105 6303
Ms. Louise Chen at 2105 6313

Fax No.: 2857 5084

2001 Interim Results
Beijing Enterprises recorded "Double Digit" earning growth

Hong Kong, 6th September 2001 - Beijing Enterprises Holdings Limited (0392 HK) (the "Company") recorded substantial earning growth for the period ended June 30 2001 despite a slowdown in global economy. Total revenue grew to 2.87 billion and profit attributable to shareholders for the period was HK$287.9 million, representing a respective increase of 15.61% and 10.36% over the corresponding period. The directors declared an interim dividend of HK$0.10 per share.

Mr. Hu Zhao Guang, Chairman of the Company, said " despite the slowdown in global economy and the conditions for economic growth have deteriorated, the economic growth in China has been continuously increasing in a healthy trend. It is expected that driven by many positive factors such as the imminent accession to WTO and Beijing's hosting of Olympic Games in 2008 as well as the governmental infrastructure development plans, China's economic growth will maintain at 7-8% per year in coming ten years. In order to benefit from it, the Company has formulated five years strategic development plans in the direction of expanding core businesses, developing information technology, bio-technology & new medical products and accelerating restructuring of existing businesses to enhance asset quality and clear corporate structures. The Company aims at achieving double-digit growth in profit attributable to shareholders in future."

<u>Consumer Goods</u>

Yanjing Brewery recorded strong turnover of HK$1,091 million in the first half of 2001, representing 51% increase over the comparable period of 2000. The profit after tax reached HK$124 million despite the intense competition in the beer market. Yanjing's beer effective production capacity is expected to reach 2 million tones by the end of this year. Yanjing aims at penetrating in regional beer markets following an acquisitions of several brewery plants

Sanyuan Food, the dairy product supplier, reported increases in both the turnover and the profit after tax by 49%and 19% respectively over the same period last year. The turnover amounted to HK$451 million and the profit after tax amounted to HK$32 million. Its high profit growth is due to an increase in market share of dairy products and the newly acquired Beijing Kraft Food Company has also contributed significantly to profit growth.

Beijing McDonald's acquired 50% interests in Guangzhou McDonald's from Sanyuan Food during the period under review and managed to increase profit growth through economy of scale. During the period, Guangzhou McDonald's made contribution to profit growth

The combined net turnover of Shun Sing Winery and Feng Shou Winery increased 2% to HK$33 million and the combined profit after tax declined by 16% to HK$5 million due to higher advertising expense.

<u>Infrastructure</u>

Capital Airport Expressway recorded an increase in traffic volume and turnover up to 13.9 million vehicles and HK$147 million respectively, representing a significant growth of 15% and 19% respectively over the corresponding period last year. The profit after tax increased by 54% to approximately HK$84.5 million. The traffic volume growth is expected to be benefited from the prosperous growth in tourism business following successful bidding of 2008 Olympic Games by Beijing City.

The Phase I of No.9 Water Treatment Plant net profit after amortization derived from the Concession and tax remained at HK$63 million in the first half. This Concession provides steady after tax cash income to the Group.

Tourism and Retail Services

The turnover of **Wangfujing Department Store Group** remained flat at approximately HK$1 billion. Effective cost control measures leads to its profit after tax reached at HK$15 million in the first half, representing 38% increase over the comparable period last year. Wangfujing is actively pursuing division of its non core property assets to reduce its bank borrowings and interest costs.

Badaling Great Wall and the Badaling Hot Spring Resort reported a combined net turnover and profit after tax of approximately HK$65 million and 3 million respectively, representing 20% and 5% increase respectively over the same period last year.

Longqingxia scenic area recorded a slightly increase in net turnover but profit after tax remained stagnant comparing with the same period last year.

Jianguo Hotel's average occupancy rate remained flat while its room rate increased slightly comparing with the corresponding period last year. Net turnover and profit after tax declined by 13% and 47% respectively due to traffic control outside the hotel during Olympic Games bidding period.

Technology

The Group's 40% owned **BISC**, the telephone switching system manufacturer and supplier, recorded a substantial increase in sales volume by 77% to 7.15 million ports for the period. Turnover increased by 74% to HK$2.3 billion while profit after tax increased by 21% to HK$198 million over the same period last year as a result of successful proactive marketing strategies. BISC's new products development scheme has satisfactorily proceeded with its economic value gradually reflected in the revenue.

The Company's several information technology projects have been progressively developed according to their schedules. Beijing Transportation Smart Card Limited has rolled out its commercial operation for certain public bus lines and is in the process of extending the application to other means of transportation in Beijing city. Furthermore, Beijing Enterprises Telctron Information Technology Limited has secured a significant contract with education bureau in Beijing for the provision of ISP supporting services and equipment supply for broadband network establishment in local school.

" At present, we have set up special task group to explore the potential businesses arising from Olympic Games and to keep in close contact with relevant departments of Beijing Municipal Government (BMG) so as to facilitate our preparation for seizing this opportunities. Because of our unique relationship with BMG, we believe that we would have an advantage to benefit from economic developments due from Olympic Games. We estimate that BMG will invest RMB180 billion for constructing infrastructure and improving the environment in Beijing City within next five years. Hence, we will definitely pay particular attention to any business opportunities in the areas of infrastructure, transportation as well as environmental protection." Mr. Hu concluded.

The Group's financial position has remained healthy for the first half of 2001. Shareholders' equity increased to approximately HK$6.7 billion while minority interests amounted to approximately HK$3 billion as at 30th June 2001. Net bank borrowings (total borrowing minus cash on hand) was HK$1.1 billion at the end of the period under review, resulting in 17% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 30% in US dollar.

Beijing Enterprises Holdings Limited is the sole overseas listed conglomerate controlled by the Beijing Municipal Government for channeling capital, technology and management expertise from international markets into Beijing's development priorities. Its core businesses comprise consumer goods, infrastructure, tourism and retail services and technology.

For further information on our interim result, please visit our website at www.behl.com.hk.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30th JUNE, 2001

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results for the six months ended 30th June, 2001 of the Company and its subsidiaries (the "Group") as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June, 2001

	Notes	Six months ended 30th June, 2001 Unaudited HK$'000	2000 Unaudited HK$'000
Turnover	1	2,870,[illegible]	2,462,005
Cost of sales		(2,042,[illegible])	(1,725,[illegible])
Gross profit		828,[illegible]	737,391
Interest income		72,[illegible]	74,478
Other revenue		[illegible]	11,[illegible]
Selling and distribution costs		([illegible])	(170,079)
Administrative expenses		([illegible])	([illegible])
Other operating expenses		([illegible])	([illegible])
PROFIT FROM OPERATING ACTIVITIES	2	431,[illegible]	434,110
Finance costs		([illegible])	(155,[illegible])
Share of profits and losses of: Jointly-controlled entities		7,892	([illegible])
Associates		[illegible]	[illegible]
PROFIT BEFORE TAX		436,[illegible]	381,144
Tax	3	(71,[illegible])	([illegible])
PROFIT BEFORE MINORITY INTERESTS		364,[illegible]	332,[illegible]
Minority interests		([illegible])	(73,019)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		[illegible]	[illegible]
Interim dividend per share	4	HK$0.[illegible]	HK$0.1
EARNINGS PER SHARE — Basic	5	HK$0.[illegible]	HK$0.42

Notes:

1. Turnover

Turnover represents (1) the aggregate of the invoiced value of goods sold net of value-added tax, [illegible]; (2) the aggregate of [illegible]; and (3) [illegible].

An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations for the six months ended 30th June, 2001 is as follows:

[illegible]

2. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

[illegible]

3. Tax

[illegible]

4. Interim dividend per share

[illegible]

5. Earnings per share

[illegible]

6. Changes in Accounting Policies

[illegible]

(a) [illegible]

[illegible]

(b) *Proposed dividend*

[illegible]

7. The unaudited interim financial statements for the six months ended 30th June, 2001 have been reviewed by the audit committee of the Company.

BUSINESS OVERVIEW

The Group achieved a substantial growth in turnover and [illegible] growth in profit attributable to shareholders for the six months ended 30th June, 2001. The consolidated turnover and operating profit attributable to shareholders of the Company amounted to approximately HK$2,871 million and HK$[illegible] million respectively, representing 15.[illegible]% and 10.[illegible]% increase over the corresponding period in 2000.

(1) Consumer products

Beer

Yanjing Brewery recorded strong turnover growth mainly through acquisitions of domestic brewery plants. Net turnover increased by 31% to HK$1,[illegible] million. Despite very difficult operating environment, the brewery division managed to achieve a profit after tax of HK$[illegible] million.

The brewery division of the Group are upgrading the production facilities of certain acquired brewery plants and expects the effective capacity to reach two million tons at end this year. The Group continued its effort in turning around the acquired subsidiaries and focused on cost saving and boosting regional market share.

Dairy products and fast food

Net turnover of Sanyuan Food increased strongly by 49% to HK$431 million through both organic growth and acquisitions. Operating profit after tax grew 19% to HK$32.1 million when compared to 2000. Gross margin remained stable in the period under review while product range continued to broaden. The newly acquired Beijing Kraft Food Corporation Ltd. turned around in the period under review and integrated well with Sanyuan's operations in Beijing.

Beijing McDonald's managed to grow its profit significantly through economy of scale. Sanyuan's 50% interests in Guangdong McDonald's was transferred to Beijing McDonald's during the period under review. Guangdong McDonald's thus made a turnaround in the period under review and contributed a small profit to the Group.

Winery

The combined net turnover of Shun Xing Winery and Feng Shou Winery increased 2% to HK$[illegible] million. The combined profit after tax declined by 16% to HK$[illegible] million mainly due to higher marketing expenses.

(2) Infrastructure

Capital Airport Expressway

Traffic volume increased by 15% to 14 million vehicles during the period under review mainly driven by strong air traffic volume growth for Beijing Capital Airport. The net turnover and profit after tax of Capital Airport Expressway amounted to HK$141 million and HK$[illegible] million respectively, representing 15% and 34% growth respectively. The traffic volume growth is expected to be benefited from prosperous tourism business after successful bidding of 2008 Olympic Games in Beijing.

Water Treatment Concession

Profit after amortisation on cost of the Concession amounted at HK$43 million for the six months ended 30th June, 2001. This project is designed to provide steady cash flow to the Group.

(3) Services

Tourism services

The net turnover and profit after tax of Beijing Tourism increase 20% and 3% respectively over the corresponding period in last year.

The net turnover of Longquan[illegible] tourism site increased slightly while profit after tax remained stagnant when compared to corresponding period in last year.

Hotel services

The average occupancy rate of Jianguo Hotel remained flat while room rate picked up slightly when compared to corresponding period in last year. Net turnover and profit after tax declined by 13% and 47% respectively mainly due to traffic control outside the hotel during the Olympic Games bidding event which impacted the catering business significantly. The business for catering has recovered when the traffic returned to normal since July this year.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing") was [illegible]

[illegible] certain profile [illegible]

Beijing city, Beijing Telecom secured a significant contract with the Beijing Education Bureau to provide ISP services as well as equipments for broadband network for more than 200 schools in Beijing. This is expected to boost the revenue growth of Telecom in the foreseeable future.

CAPITALIZATION AND FINANCIAL POSITION

Shareholders' equity amounted to approximately HK$[illegible] billion while minority interests amounted to approximately HK$[illegible] billion as at 30th June, 2001. Net bank borrowings (total bank borrowings minus cash) was HK$1.[illegible] billion at period end that representing 17% net debt to equity ratio. Bank borrowings were predominantly in Renminbi with remaining 30% in US Dollar.

STRATEGY AND PROSPECTS

The Group intends to develop its consumer products brand name into national brand including Yanjing Brewery and Sanyuan Dairy. We believe brand name recognition will be key to success and domination in the domestic consumer products market. In the mean time, the Group will continually restructure those non performing assets in order to enhance return on assets and equity.

The outlook for the Group becomes even more prosperous after Beijing city successfully bided the host right for the 2008 summer Olympic Games. Various business sectors including consumer products, infrastructure, tourism as well as information technology application will benefit directly from this development. We expect most of our business to pick up momentum on the way to prepare for the 2008 Olympic Games. This momentum will translate into healthy turnover and profit growth for the Group in the coming years. We will also capitalize on any opportunities arising from the Olympic Games event.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Company for the six months ended 30th June, 2001, together with the information required under the paragraph 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), will be published on the Company's website (www.[illegible]) and website of the Stock Exchange (www.[illegible]) in due course.

The 2001 interim financial information set out above does not constitute the Group's statutory accounts for the six months ended 30th June, 2001 but is derived from the condensed financial statements for the six months ended 30th June, 2001 to be included in the 2001 interim report.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 3rd October, 2001 to Friday, 5th October, 2001, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not later than 4:00 p.m. on Friday, 28th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the interim report except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's articles of association.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

By order of the Board
[illegible]

(Incorporated in Hong Kong under the Companies Ordinance)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED 30th JUNE, 2001

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results for the six months ended 30th June, 2001 of the Company and its subsidiaries (the "Group"), as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June, 2001

		Six months ended 30th June,	
		2001	2000
	Notes	***Unaudited***	*Unaudited*
		HK$'000	*HK$'000*
Turnover	1	**2,870,524**	2,482,995
Cost of sales		**(2,042,346)**	(1,745,644)
Gross profit		**828,178**	737,351
Interest income		**72,525**	74,478
Other revenue		**96,877**	81,295
Selling and distribution costs		**(179,965)**	(170,079)
Administrative expenses		**(357,035)**	(260,475)
Other operating expenses		**(29,410)**	(8,454)
PROFIT FROM OPERATING ACTIVITIES	2	**431,170**	454,116
Finance costs		**(110,861)**	(155,633)
Share of profits and losses of:			
Jointly-controlled entities		**7,092**	(1,902)
Associates		**108,660**	84,585
PROFIT BEFORE TAX		**436,061**	381,166
Tax	3	**(71,551)**	(48,198)
PROFIT BEFORE MINORITY INTERESTS		**364,510**	332,968
Minority interests		**(76,529)**	(72,015)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO		**287,981**	260,953

SHAREHOLDERS			
Interim dividend per share	4	**HK$0.⅔**	HK$0.1
EARNINGS PER SHARE — Basic	5	**HK$0.46**	HK$0.42

Notes:

1. TURNOVER

Turnover represents (1) the aggregate of the invoiced value of goods sold net of value-added tax, consumption tax and government surcharges and after allowances for goods returned and trade discounts, (2) the aggregate of revenue from hotel operations toll revenue and entrance fees, net of business and consumption taxes and government surcharges, and (3) rental income.

An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations for the six months ended 30th June 2001 is as follows:

	Turnover Six months ended 30th June,		**Contribution to profit from operating activities Six months ended 30th June,**	
	2001	2000	**2001**	2000
	Unaudited	Unaudited	**Unaudited**	Unaudited
	HK$'000,000	*HK$'000,000*	***HK$'000,000***	*HK$'000,000*
By activity:				
Brewery operations	**1,091**	721	**142**	165
Retail operations	**989**	1,050	**44**	38
Dairy operations	**451**	302	**28**	35
Expressway operations	**148**	124	**107**	72
Water treatment operations	**99**	99	**64**	64
Others	**93**	187	**46**	80
	2,871	2,483	**431**	454
By geographical area:				
People's Republic of China:				
Hong Kong	**4**	3	**41**	77
Elsewhere	**2,867**	2,480	**390**	377
	2,871	2,483	**431**	454

2. PROFIT FROM OPERATING ACTIVITIES

Profit from operating activities has been arrived at after charging/(crediting):

	Six months ended 30th June,	
	2001	2000
	Unaudited	Unaudited
	HK$'000	*HK$'000*

Depreciation	193,403	114,147
Amortisation of intangible asset	35,334	35,311
Amortisation of goodwill	1,045	—
Interest income	(72,525)	(74,478)
Investment income	(31,039)	(4,903)
Amortisation of negative goodwill	(11,828)	—

3. TAX

No provision for Hong Kong profits tax has been made as there were no assessable profits arising in Hong Kong for the period. The income tax provision in respect of operations elsewhere in the PRC is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30th June,	
	2001	2000
	Unaudited	*Unaudited*
	HK$'000	HK$'000
Group:		
The PRC — Hong Kong	—	—
The PRC — elsewhere	52,568	36,542
Share of tax of associates	16,986	—
Share of tax of jointly-controlled entities	1,997	11,656
	71,551	48,198

4. INTERIM DIVIDEND PER SHARE

The Board of Directors of the Company has resolved to pay an interim dividend of HK10 cents per share (2000: HK10 cents per share) for the six months ended 30th June, 2001. The dividend will be paid on 15th October, 2001 to shareholders whose names appear on the Register of Members of the Company on 5th October, 2001.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$287,981,000 (2000: HK$260,953,000) and the weighted average of 622,500,000 shares (2000: 622,500,000 shares) in issue during the period.

The exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

6. CHANGE IN ACCOUNTING POLICIES

The unaudited consolidated interim accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" and Appendix 16 of Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended 31st December, 2000 except the methods of accounting for goodwill/negative goodwill and proposed dividend as described below.

(a) Goodwill/negative goodwill

In prior years, goodwill/negative goodwill arising on consolidation, representing the excess/shortfall of the cost of investments in subsidiaries and associates over the appropriate share of the fair value of the net tangible assets at the date of acquisition, is taken to reserves in the year in which it arises. On disposal of a subsidiary or an associate, the attributable amount of goodwill/capital reserve is included in calculating the profit or loss on disposal.

With effect from 1st January, 2001, with the introduction of SSAP 30 "Business Combinations", the Group adopted an accounting policy to recognise goodwill as an asset and is amortised on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that is identified in the plan of acquisition and can be measured reliable, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. On disposal of a consolidated controlled enterprise, any attributable amount of purchased goodwill not previously amortised through the profit and loss accounts is included in the calculation of the profit and loss on disposal.

(b) Proposed dividend

In prior years, dividend proposed after balance sheet date was accrued as liabilities at the balance sheet date. With effect from 1st January, 2001 the dividend proposed after balance sheet date is shown as a separate component of shareholders' funds in accordance with the revised SSAP 9 "Events After the Balance Sheet Date" issued by the Hong Kong Society of Accountants.

7. The unaudited interim financial statements for the six months ended 30th June, 2001 have been

reviewed by the audit committee of the Company.

BUSINESS OVERVIEW

The Group achieved a substantial growth in turnover and a double-digit growth in profit attributable to shareholders for the six months ended 30th June, 2001. The consolidated turnover and operating profit attributable to shareholders of the Company amounted to approximately HK$2,871 million and HK$288 million respectively, representing 15.61% and 10.36% increase over the corresponding period in 2000.

(1) Consumer products

Beer

Yanjing Brewery recorded strong turnover growth mainly through acquisitions of domestic brewery plants. Net turnover increased by 51% to HK$1,091 million. Despite very difficult operating environment, the brewery division managed to achieve a profit after tax of HK$124 million.

The brewery division of the Group are upgrading the production facilities of certain acquired brewery plants and expects the effective capacity to reach two million tons at end this year. The Group continued its effort in turning around the acquired subsidiaries and focused on cost cutting and boosting regional market share.

Dairy products and fast food

Net turnover of Sanyuan Food increased strongly by 49% to HK$451 million through both organic growth and acquisitions. Operating profit after tax grew 19% to HK$32.1 million when compared to 2000. Gross margin remained stable in the period under review while product range continued to broaden. The newly acquired Beijing Kraft Food Corporation Ltd. turned around in the period under review and integrated well with Sanyuan's operations in Beijing.

Beijing Mcdonald's managed to grow its profit significantly through economy of scale. Sanyuan's 50% interests in Guangdong Mcdonald's was transferred to Beijing Mcdonald's during the period under review. Guangdong Mcdonald's also made a turnaround in the period under review and contributed a small profit to the Group.

Winery

The combined net turnover of Shun Xing Winery and Feng Shou Winery increased 2% to HK$33 million. The combined profit after tax declined by 16% to HK$5 million mainly due to higher marketing expenses.

(2) Infrastructure

Capital Airport Expressway

Traffic volume increase by 15% to 14 million vehicles during the period under review mainly driven by strong air traffic volume growth for Beijing Capital Airport. The net turnover and profit after tax of Capital Airport Expressway amounted to HK$148 million and HK$84.4 million respectively, representing 19% and 54% growth respectively. The traffic volume growth is expected to be benefited from prosperous tourism business after successful bidding of 2008 Olympic Games in Beijing.

Water Treatment Concession

Profit after amortisation on cost of the Concession remained at HK$63 million for the six months ended 30th June, 2001. This project continued to provide steady cash flow to the Group.

(3) Services

Tourism services

The net turnover and profit after tax of Badaling Tourism increase 20% and 5% respectively over the corresponding period in last year.

The net turnover of Longqingxia tourism site increased slightly while profit after tax remained stagnant when compared to corresponding period in last year.

Hotel services

The average occupancy rate of Jianguo Hotel remained flat while room rate picked up slightly when

compared to corresponding period in last year. Net turnover and profit after tax declined by 13% and 47% respectively mainly due to traffic control outside the hotel during the Olympic Games bidding event which impacted the catering business significantly. The business for catering has recovered when the traffic returned to normal since July this year.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing") was flat at approximately HK$1 billion. The profit after tax of Wangfujing increased 38% to HK$15 million when compared to corresponding period in last year mainly due to more effective cost control measures. Wangfujing is actively pursuing divesture of its non core property assets to reduce its bank borrowings and interest costs.

(4) Technology business

BISC (an associated company)

During the period under review, Beijing International Switching System Company Limited ("BISC") beat the expectation again with 77% sales volume growth to 7.15 million ports and 74% turnover growth to HK$2.3 billion. Profit after tax increased by 21% to HK$198 million. The strong performance was attributable to strong sales growth in less developed provinces in mainland China and broadening of product range.

Other technology businesses

Some of the information technology projects have been progressing well up to date: Beijing Transportation Smart Card Ltd. has rolled out its commercial operation for certain public bus lines and is in the process of extending the application to other means of transportation in Beijing city; Beijing Teletron secured a significant contract with the Beijing Education Bureau to provide ISP services as well as equipments for broadband network for more than 200 schools in Beijing. This is expected to boost the revenue growth of Teletron in the foreseeable future.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately HK$6.8 billion while minority interests amounted to approximately HK$3 billion as at 30th June, 2001. Net bank borrowings (total bank borrowings minus cash) was HK$1.1 billion at period end date representing 17% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 30% in US Dollar.

STRATEGY AND PROSPECTS

The Group intends to develop its consumer products brand name into national brand including Yanjing Brewery and Sanyuan Dairy. We believe brand name recognition will be key to success and domination in the domestic consumer products market. In the mean time, the Group will critically restructure those non performing assets in order to enhance return on assets and equity.

The outlook for the Group becomes even more prosperous after Beijing city successfully bided the host right for the 2008 summer Olympic Games. Certain business sectors including consumer products, infrastructure, tourism as well as information technology application will benefit directly from this development. We expect most of our business to pick up momentum on the way to prepare for the 2008 Olympic Games. This momentum will translate into healthy turnover and profit growth for the Group in the coming years. We will also capitalize on any opportunities arising from this Olympic Games event.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Company for the six months ended 30th June, 2001, together with the information required under the paragraph 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), will be published on the Company's website (www.behl.com.hk) and website of the Stock Exchange (www.hkex.com.hk) in due course.

The 2001 interim financial information set out above does not constitute the Group's statutory accounts for the six months ended 30th June, 2001 but is derived from the condensed financial statements for the six months ended 30th June, 2001 to be included in the 2001 interim report.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 3rd October, 2001 to Friday, 5th October, 2001,

both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at 4th Floor, Hutchision House, 10 Harcourt Road, Central, Hong Kong not later than 4:00 p.m. on Friday, 28th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the interim report except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's articles of association.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

By order of the Board
Hu Zhao Guang
Chairman

Hong Kong, 6th September, 2001

Please also refer to the published version of this announcement in the (South China Morning Post)


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)



北京發展(香港)有限公司

BEIJING DEVELOPMENT (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

MAJOR AND CONNECTED TRANSACTIONS

AND

ON-GOING CONNECTED TRANSACTIONS

Acquisition of the Cyber Vantage Group by the Company, through the acquisition of the entire issued share capital of E-Tron and PTG

SUMMARY

Pursuant to the Agreement dated 20th September, 2001, the Company has conditionally agreed to acquire the entire issued share capital of E-Tron and PTG from the Individual CV Owners and BEHL respectively. The sole assets owned by E-Tron and PTG are their respective 49% and 51% equity interests in Cyber Vantage. Accordingly, Cyber Vantage will be indirectly wholly-owned by the Company, via E-Tron and PTG, subsequent to Completion.

The Cyber Vantage Group is principally engaged in (i) the provision of last-mile networking service and telecommunication and data communication and management services; (ii) system integration for intelligent buildings; (iii) the construction of educational information network; and (iv) the provision of technical support, consultation and administrative services for Internet related operators in Beijing.

The Consideration of HK$190,000,000 payable by the Company to the Vendors has been determined after arm's length negotiations between the parties to the Agreement. Both the directors of the Company and BEHL consider such Consideration to be fair and reasonable so far as the respective shareholders of the Company and BEHL are concerned. The Consideration payable will be satisfied as to (i) HK$47,500,000 in cash; and (ii) HK$142,500,000 by way of the allotment and issue of 142,500,000 Consideration Shares.

The 142,500,000 Consideration Shares represent approximately 46.91% of the existing issued share capital of the Company or approximately 31.93% of the issued share capital of the Company as enlarged by the Consideration Shares to be issued.

Each of BEHL and the Individual CV Owners has severally agreed to warrant, guarantee and undertake (in the proportion of 51% by BEHL, 14.7% by Cao Wei, 14.7% by Tian Ye, 7.35% by Zhong Yuan, 7.35% by Wang Dongbin and 4.9% by Liu Xiling) to the Company that the 2001 CV Audited Profit shall not be less than HK$20,000,000.

Pursuant to the Listing Rules, the Transaction constitutes a major transaction for the Company. As BEHL is the controlling shareholder of the Company, the Transaction also constitutes a connected transaction for the Company. Since BETIT will after Completion become an indirect wholly-owned subsidiary of the Company and BTTE is a subsidiary and hence an associate of BEHL, the transactions contemplated under the Technical Services Agreements (as amended by the Supplemental Agreements) constitute on-going connected transactions for the Company. The Directors believe that strict compliance with the disclosure/shareholders' approval requirements in respect of the On-going Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. As such, the Company will apply to the Stock Exchange for a waiver from the disclosure/shareholders' approval requirements in connection with the On-going Connected Transactions under the Listing Rules. A further announcement will be made in respect of the waiver of the On-going Connected Transactions. The Transaction and the On-going Connected Transactions are subject to, among other things, the approval of the Independent Shareholders. In view of the interest of BEHL in the Agreement, BEHL and its associates will abstain from voting at the EGM in this regard.

The Transaction constitutes a connected transaction for BEHL under the Listing Rules as it involves a transaction between BEHL and its non-wholly-owned subsidiary and transactions between BEHL's

subsidiaries (i.e. the Company) and Mr. Cao Wei and Mr. Zhong Yuan who are the directors of BEHL's subsidiaries. Since the directors of BEHL consider the terms of the Transaction are on normal commercial terms and the consideration for the shares in PTG or the book value of the net tangible assets of the Cyber Vantage Group does not exceed 3% of the book value of the net tangible assets of the BEHL Group as disclosed in its latest published audited consolidated accounts, BEHL will disclose further details of the Transaction in its next annual report in accordance with Rule 14.25(1) of the Listing Rules.

The Directors believe that the Transaction represents an invaluable opportunity for the Group to diversify its business and engage in the SI Industry in the PRC, which is experiencing high growth, and this diversification is in line with the Group's strategy and is in the interest of the Shareholders as a whole and beneficial to the Group.

A circular containing, among other things, information on the Transaction, the On-going Connected Transactions and the issue of the Consideration Shares, the letter from the independent financial adviser containing its advice to the Independent Board Committee in relation to the Transaction, the On-going Connected Transactions and the issue of the Consideration Shares, the recommendation of the Independent Board Committee and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

1. THE AGREEMENT DATED 20TH SEPTEMBER, 2001

Parties:

Purchaser: The Company

Vendors: (1) BEHL, the controlling shareholder of the Company; and

(2) the Individual CV Owners, namely, Mr. Cao Wei, Mr. Tian Ye, Mr. Zhong Yuan, Mr. Wang Dongbin and Ms. Liu Xiling. Save as (i) Mr. Cao Wei, being the director of Cyber Vantage, BETIT, BETT, BT System Integration, BT Intelligent System and BWCT, (ii) Mr. Zhong Yuan, being a director of Cyber Vantage, and (iii) Mr. Tian Ye, being a director of BWCT, all the other Individual CV Owners will be independent of any of the directors, chief executive or substantial shareholders of the Company or BEHL or any of their respective subsidiaries or associates

Assets to be acquired:

Pursuant to the Agreement, the Company has conditionally agreed to acquire:

(1) 30%, 30%, 15%, 15% and 10% of the issued share capital of E-Tron from Mr. Cao Wei, Mr. Tian Ye, Mr. Zhong Yuan, Mr. Wang Dongbin and Ms. Liu Xiling respectively; and

(2) the entire issued share capital of PTG from BEHL,

E-Tron and PTG are the registered and beneficial owners of 49% and 51% of the issued share capital of Cyber Vantage respectively. Accordingly, Cyber Vantage will be indirectly wholly-owned by the Company, via E-Tron and PTG, subsequent to Completion.

Consideration:

The Consideration payable by the Company to the Vendors for the Transaction is HK$190,000,000. In satisfaction of the Consideration, the Company shall upon Completion:

(1) pay to BEHL or its nominee(s), HK$24,225,000 in cash and allot and issue to BEHL or its nominee(s) 72,675,000 Consideration Shares, credited as fully paid;

(2) pay to Mr. Cao Wei or his nominee(s), HK$6,983,000 in cash and allot and issue to him or his nominee(s) 20,947,000 Consideration Shares, credited as fully paid;

(3) pay to Mr. Tian Ye or his nominee(s), HK$6,983,000 in cash and allot and issue to him or his nominee(s) 20,947,000 Consideration Shares, credited as fully paid;

(4) pay to Mr. Zhong Yuan or his nominee(s), HK$3,491,000 in cash and allot and issue to him or his nominee(s) 10,474,000 Consideration Shares, credited as fully paid;

(5) pay to Mr. Wang Dongbin or his nominee(s), HK$3,491,000 in cash and allot and issue to him or his nominee(s) 10,474,000 Consideration Shares, credited as fully paid; and

(6) pay to Ms. Liu Xiling or her nominee(s), HK$2,327,000 in cash and allot and issue to her or her nominee(s) 6,983,000 Consideration Shares, credited as fully paid.

Completion shall take place on the third Business Day after the date on which all of the conditions mentioned below have been satisfied or waived (or such later date as the parties may agree in writing). The cash consideration will be financed by the Group's internal resources. The cash consideration of HK$24,225,000 to be received by the BEHL Group will be used for its general working capital purposes.

The issue price of HK$1.00 per Consideration Share was determined after arm's length negotiations between the parties to the Agreement and represents:

(i) a premium of approximately 8.7% over the closing price of HK$0.92 per Share as quoted on the Stock Exchange on 20th September, 2001, being the date of the Agreement; and

(ii) a premium of approximately 3.7% to the average closing price of approximately HK$0.964 per Share over the last ten trading days from 7th September, 2001 to 20th September, 2001.

Both the directors of the Company and BEHL consider the issue price of HK$1.00 per Share to be fair and reasonable as far as the respective shareholders of the Company and BEHL are concerned.

The Consideration represents a price earnings multiple of 9.5 times of the Guaranteed Profit. The price earnings multiple was determined after arm's length negotiations between all parties to the Agreement and by reference to (i) the Guaranteed Profit provided severally by BEHL and the Individual CV Owners (in the proportion of 51% by BEHL, 14.7% by Cao Wei, 14.7% by Tian Ye, 7.35% by Zhong Yuan, 7.35% by Wang Dongbin and 4.9% by Liu Xiling); (ii) the future growth potential of the Cyber Vantage Group; and (iii) the market environment. The directors of both the Company and BEHL consider the terms of the Transaction are on normal commercial terms and the Consideration is fair and reasonable so far as the respective shareholders of the Company and BEHL are concerned.

Profit Guarantee:

Each of BEHL and the Individual CV Owners has agreed to severally warrant, guarantee and undertake (in the proportion of 51% by BEHL, 14.7% by Cao Wei, 14.7% by Tian Ye, 7.35% by Zhong Yuan, 7.35% by Wang Dongbin and 4.9% by Liu Xiling) to the Company that the 2001 CV Audited Profit shall not be less than HK$20,000,000.

In the event that the 2001 CV Audited Profit is less than the Guaranteed Profit, the Company is entitled to a cash sum which is equal to the following shortfall payment. The Vendors shall, in their respective portions, pay to the Company (within twenty Business Days after the audited consolidated accounts of the Cyber Vantage Group for the financial year ending 31st December, 2001 has been prepared) an amount in cash that is equal to:

shortfall payment = (Guaranteed Profit - 2001 CV Audited Profit) X 9.5

In the event that the Cyber Vantage Group does not have any consolidated net profit after tax or incurs a net loss after tax for the financial year ending 31st December, 2001, as will be shown in the audited consolidated accounts to be prepared by Messrs. Ernst & Young or such other firm of certified public accountants acceptable to the Company, the

Company is entitled to a cash sum in the amount of HK$190,000,000. The Vendors shall, in their respective portions, pay this cash sum to the Company within twenty Business Days after the audited consolidated accounts of the Cyber Vantage Group for the financial year ending 31st December, 2001 has been prepared. The Company will confirm whether the Profit Guarantee has been met and whether each of BEHL and the Individual CV Owners has fulfilled each of their obligations under the Profit Guarantee in its 2001 annual report. In the event that the Profit Guarantee is not met, a further announcement will be made.

Disposal restrictions:

Under the Agreement, each of the Individual CV Owners has agreed and undertaken that he/she shall not dispose of the Restricted Shares within a period of one year from the date of Completion and shall not dispose of one half of the Restricted Shares within a period of one year from the first anniversary of the date of Completion. The Restricted Shares shall be held by an escrow agent pursuant to an escrow agreement in the form set out in the Agreement, upon Completion.

Conditions:

The Agreement is conditional upon the following conditions being fulfilled, or waived by the Company:

(a) the Warranties remaining true and accurate and not misleading in any material respect at Completion as if repeated at Completion and at all times between the date of the Agreement and Completion;

(b) the Company notifying the Vendors in writing that it is satisfied in reliance on the Warranties and upon inspection and investigation as to:

  (i) the respective financial, contractual, taxation positions and trading positions of E-Tron, PTG and each member of the Cyber Vantage Group; and

  (ii) the title of E-Tron, PTG and the members of the Cyber Vantage Group to

their respective assets;

(c) all necessary consents being granted by third parties (including governmental or official authorities) in connection with the transactions contemplated under the Agreement and no statute, regulation or decision which would prohibit, restrict or materially delay the Transaction or the operation of E-Tron, PTG or any member of the Cyber Vantage Group after Completion having been proposed, enacted or taken by any governmental or official authority;

(d) each of the Vendors having complied fully with the obligations specified in the Agreement and otherwise having performed in all material respects all of the covenants and agreements required to be performed by them pursuant to the Agreement;

(e) the Listing Committee of the Stock Exchange granting or agreeing to grant listing of and permission to deal in the Consideration Shares;

(f) the passing of all necessary resolutions by the Independent Shareholders at the EGM to approve the Transaction, including the acquisition of E-Tron and PTG, the issue of the Consideration Shares to the Vendors and the Technical Services Agreements (as amended by the Supplemental Agreements); and

(g) the Stock Exchange granting a waiver from strict compliance with the disclosure and shareholders' approval requirements as set out in Chapter 14 of the Listing Rules in favour of the Company, in connection with the on-going connected transactions of the Company under the Technical Services Agreements (as amended by the Supplemental Agreements), subject to such conditions which are acceptable to the Company.

In the event that any of the above conditions has not been fulfilled or in the case of conditions (a), (b), (c) and (d), waived by the Company on or before 31st December, 2001 (or such later date as may be agreed between the parties), the Company shall not be bound to proceed with the Transaction and the Agreement shall cease to be of any effect save in respect of claims arising out of any antecedent breach of the Agreement.

2. INFORMATION ON THE CYBER VANTAGE GROUP

The following chart sets out the corporate structure of the Cyber Vantage Group immediately prior to Completion:



Cyber Vantage is an investment holding company and, via its subsidiaries, is principally engaged in (i) the provision of last mile networking service and telecommunication and data communication and management services; (ii) system integration for intelligent buildings; (iii) the construction of educational information network; and (iv) the provision of technical support and consultation services for Internet related operators in Beijing. Cyber Vantage is incorporated in the BVI in July 2000 and is indirectly beneficially owned as to 51% by BEHL and 49% by the Individual CV Owners. BEHL has invested approximately HK$61 million in Cyber Vantage.

Cyber Vantage established BETIT, a wholly foreign owned enterprise in the PRC, in February 2001. The registered capital of BETIT is RMB65 million and it has a term of operation of 30 years from 20th February, 2001.

BETIT is the principal operating subsidiary of Cyber Vantage. BETIT is principally engaged in the provision of data management, telecommunications and IT technical support and consultation services in Beijing. BETIT signed a technical support agreement, a management consultation agreement and a market development consultation agreement in August 2001 and the respective Supplemental Agreements in September, 2001 with BTTE, a leased-line and networking ISP, in the PRC. Further details about the Technical Services Agreements are shown in the paragraph headed "Information on Technical Services Agreements" below. Pursuant to the Technical Services Agreements (as amended by the Supplemental Agreements), it has been agreed that BETIT will receive a services fee of not less than an aggregate of RMB15 million and RMB30 million for the five months ending 31st December, 2001 and for the year ending 31st December, 2002 respectively.

In addition, BETIT has entered into the Ed Agreement with the Beijing Education Bureau in June 2001. Pursuant to the Ed Agreement, BETIT is responsible to construct the network infrastructure and related facilities and to provide system integration services for 200 schools in Beijing pursuant to the programme "Beijing Educational Information Network". As stipulated in the Ed Agreement, detailed terms of the construction of the network infrastructure and the provision of the system integration services will be agreed and contracted between BETIT and each of the 200 schools. The total revenue to be generated pursuant to the Ed Agreement is estimated to be approximately RMB90 million. It is expected that the construction of the network infrastructure for the 200 schools will be completed by the end of 2001. Further information about the programme "Beijing Educational Information Network" is set out under the paragraph headed "Information on Beijing Educational Information Network" below.

In April 2001, BETIT acquired a 51% equity interest in BT System Integration at a consideration of RMB1 million. BT System Integration's registered capital is RMB1 million. BT System Integration has a term of operation of 20 years from 2nd June, 1998. BT System Integration is principally engaged in the provision of last mile networking service and telecommunication and data communication services. In addition, BETIT also acquired a 60% equity interest in BT Intelligent System, at a consideration of RMB1 million, in April 2001. BT Intelligent System's registered capital is RMB1.1 million. BT Intelligent System has a term of operation of 20 years from 1st March, 2000. BT Intelligent System is principally engaged in the provision of system integration services for intelligent buildings in the PRC. In June 2001, BETIT invested RMB500,000 for a

50% equity interest in BWCT. BWCT's registered capital is RMB1 million. BWCT has a term of operation of 20 years from 19th June, 2001. BWCT is principally engaged in the provision of system integration services for exhibition centres in the PRC.

The Cyber Vantage Group has recorded an audited loss before taxation, and loss after taxation and minority interests of HK$2.35 million and HK$2.52 million respectively for the six months ended 30th June, 2001. The net asset value of the Cyber Vantage Group as at 30th June, 2001 was HK$58.2 million.

3. INFORMATION ON BEIJING EDUCATION INFORMATION NETWORK

Beijing Education Bureau is planning to establish a platform with the ability of Internet access, on-line education and dissemination of educational information, known as "Beijing Educational Information Network", which will connect the secondary and primary schools, related entities and personnel in Beijing. It is proposed that by the end of 2005, all primary and secondary schools in Beijing (approximately 2,900 schools) should be equipped with the network infrastructure and connected to such platform. 北京教育信息網服務中心有限責任公司 (Beijing Education Information Network Service Centre Co. Ltd.), a unit designated by Beijing Education Bureau, has signed the MOU with BETIT. Pursuant to the MOU, BETIT will be a party responsible for the construction of the school network in Beijing and BETIT should complete the construction of the network infrastructure of 200 schools by the end of 2001 .

4. INFORMATION ON THE TECHNICAL SERVICES AGREEMENTS

i. **Technical Support Agreement dated 1st August, 2001 (as amended by the relevant Supplemental Agreements dated 6th September, 2001 and 19th September, 2001)**

Parties: BETIT and BTTE

Nature of the transaction:	BETIT will provide technical support and related technical services in relation to system integration, network solution and software development and in return, BETIT will receive a service fee from BTTE.
Term of contract:	20 years, from 1st August, 2001 to 31st July, 2021
Service fee charged:	9% of BTTE's total turnover for the previous month. The fee is payable on a monthly basis. It is agreed that the service fee to be received from BTTE will not be less than RMB5.4 million and RMB10.8 million for the five months ending 31st December, 2001 and for the year ending 31st December, 2002 respectively. The service fee payable by BTTE is determined based on arm's length negotiations between the parties
Stand-alone charges:	In a case which it involves software development, the total development cost will be subject to arm's length negotiation. BTTE will be required to pay an initial installment and the balance of the payment will be payable by BTTE to BETIT within 10 calendar days upon the delivery of such software.
Payment method:	BTTE is required to pay the service fee to BETIT's designated bank account within 10 calendar days after the last calendar day of the previous month

ii. **Management Consultation Agreement dated 1st August, 2001 (as amended by**

the relevant Supplemental Agreements dated 6th September, 2001 and 19th September, 2001)

Parties:	BETIT and BTTE
Nature of the transaction:	BETIT will provide operation and management advice (including assistance in formulating operational and administrative plans) to BTTE, and in return, BETIT will receive a service fee from BTTE.
Term of contract:	20 years, from 1st August, 2001 to 31st July, 2021
Service fee charged:	8% of BTTE's total turnover for the previous month. The fee is payable on a monthly basis. It is agreed that the service fee to be received from BTTE will not be less than RMB4.8 million and RMB9.6 million for the five months ending 31st December, 2001 and for the year ending 31st December, 2002 respectively. The service fee payable by BTTE is determined based on arm's length negotiations between the parties
Payment method:	BTTE is required to pay the service fee to BETIT's designated bank account within 10 calendar days after the last calendar day of the previous month

iii. **Market Development Consultation Agreement dated 1st August, 2001 (as amended by the relevant Supplemental Agreements dated 6th September, 2001 and 19th September, 2001)**

Parties:	BETIT and BTTE

Nature of the transaction:	BETIT will formulate the market development plan for BTTE and conduct market research and supply market information to BTTE, and in return, BETIT will receive a service fee from BTTE.
Term of contract:	20 years, from 1st August, 2001 to 31st July, 2021
Service fee charged:	8% of BTTE's total turnover for the previous month. The fee is payable on a monthly basis. It is agreed that the service fee to be received from BTTE will not be less than RMB4.8 million and RMB9.6 million for the five months ending 31st December, 2001 and for the year ending 31st December, 2002 respectively. The service fee payable by BTTE is determined based on arm's length negotiations between the parties
Payment method:	BTTE is required to pay the service fee to BETIT's designated bank account within 10 calendar days after the last calendar day of the previous month

The Directors consider that the Technical Services Agreements (as amended by the Supplemental Agreements) have been entered into on normal commercial terms and the Technical Services Agreements (as amended by the Supplemental Agreements) will improve the earnings performance of BETIT. Accordingly, the Directors consider that the Technical Services Agreements (as amended by the Supplemental Agreements) are in the interest of the Group and the Shareholders as a whole.

5. MANAGEMENT OF BETIT

After Completion, all senior management of BETIT will remain unchanged. All five existing directors of BETIT, namely Mr. Li Kang-ying, Mr. Cao Wei, Ms. Li Chang, Ms. Cao Mu-ya and Mr. Lu Liu, will remain on the board of BETIT, of which, Mr. Li Kang-ying is the Chairman. Mr. Cao Wei is also the general manager of BETIT. Set out below is the biographical information of Messrs. Li and Cao:

Mr. Li Kang-ying, aged 45, is the Chairman of BETIT. Mr. Li is a qualified engineer, graduated from North China Institute of Electric Power majoring in telecommunications. He held the posts of university lecturer and member of the governmental research institute and has been responsible for the management and operation affairs in technological field in the past decade. From 1997 to present, he serves as the assistant to the chairman of BEHL.

Mr. Cao Wei, aged 37, is a director of Cyber Vantage, BETIT, BT System Integration and BT Intelligent System Mr. Cao is also a director of BTTE and owns effectively 2.7% interest in BTTE. Mr. Cao is also the general manager of BETIT. Mr. Cao graduated from Harbin Industrial University. He is one of the founding members of the underlying businesses of the Cyber Vantage Group and has over 15 years of experience in the telecommunication and information technology field.

The Directors are confident that by capitalizing the solid experiences and the technical know-how of the key management team of BETIT, the Cyber Vantage Group is in a competitive position to become a leading network infrastructure facilities constructor in Beijing, the PRC.

6. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Group is principally engaged in property investment and restaurant operations. It is the Group's objective to diversify its business by focusing on the information technology and telecommunications sectors, including network infrastructure facilities, network construction, network system integration, Internet support related services as well as smart card development. At present, one of the Directors, Dr. Mao Xiang Dong, Peter, aged 33, has extensive experience in high-tech investments.

The Transaction represents an invaluable opportunity for the Group to diversify its

business and engage in the SI Industry in the PRC. The Directors consider that since the SI Industry in the PRC is currently experiencing high growth, the Transaction will allow the Group to position itself to capture the growth prospect of the SI Industry in the PRC, which is beneficial to the Group and its Shareholders as a whole.

In addition, the Directors consider that taking into account the MOU as well as BETIT's relationship with the Beijing Education Bureau, the business of the Cyber Vantage Group has good growth potential.

Moreover, the Group has incurred a loss of HK$9.8 million for the six months ended 30th June, 2001, as stated in the interim announcement of the Company. Given the unsatisfactory result of the Group and the Guaranteed Profit together with the growth potential of the Cyber Vantage Group, the Transaction will not only diversify the Group's earnings base but also improve its earnings performance. The Directors consider that this is of benefit to the Group and its shareholders, including the Independent Shareholders, as a whole.

The Directors also consider that as the majority of the Consideration will be settled by way of the issue of the Consideration Shares, the Transaction will not have a material impact on the cashflow of the Group and will further strengthen the Company's capital base.

Taking into account the moratorium period imposed on the Individual CV Owners in disposing their Restricted Shares as well as its relationship with the Individual CV Owners and BEHL, the Group can also leverage on the experiences and the technical know-how of the Individual CV Owners and BEHL in the SI Industry.

Accordingly, the Directors consider that the Transaction and the issue of the Consideration Shares are in the interest of the Company and are fair and reasonable so far as the Shareholders are concerned.

BEHL has invested approximately HK$61 million for a 51% interest in Cyber Vantage which will be realised at a consideration of HK$96.9 million pursuant to the Transaction, representing a premium of HK$35.9 million or 59% over the investment amount made by BEHL. Upon Completion, Cyber Vantage would become an indirect non-wholly-owned subsidiary of BEHL and the Cyber Vantage Group will continue to be consolidated in the

accounts of the BEHL Group.

The directors of BEHL consider the terms of the Transaction, including the Consideration, are fair and reasonable so far as the shareholders of BEHL are concerned.

7. LISTING RULES IMPLICATIONS FOR THE COMPANY

The Transaction constitutes a major transaction for the Company under the Listing Rules. As BEHL is the controlling shareholder of the Company, the transactions contemplated under the Agreement also constitute connected transactions for the Company. As a result, the Transaction is subject to, among other things, the approval of the Independent Shareholders.

In addition, since BETIT will after Completion become an indirect wholly-owned subsidiary of the Company and BTTE is a subsidiary and hence an associate of BEHL, the transactions contemplated under the Technical Services Agreements (as amended by the Supplemental Agreements) constitute on-going connected transactions for the Company upon Completion. Under Chapter 14 of the Listing Rules, the On-going Connected Transactions normally require disclosure by way of press announcement and/or prior approval of the Independent Shareholders in an extraordinary general meeting each time each of such transactions occurs.

The Directors expect that the aggregate service fees and the stand-alone charges to be received from BTTE under the Technical Services Agreements (as amended by the Supplemental Agreements) for each year may or may not exceed the higher of HK$10,000,000 or 3% of the net tangible assets value of the Group. The Directors believe that strict compliance with the disclosure/shareholders' approval requirements in respect of the On-going Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. As such, the Company will apply to the Stock Exchange for a waiver for a period of 3 financial years ending 31st December, 2003 from the disclosure/shareholders' approval requirement in connection with the On-going Connected Transactions as required under the Listing Rules. A further announcement will be made by the Company in this regard.

8. LISTING RULES IMPLICATIONS FOR BEHL

The Transaction constitutes a connected transaction for BEHL under the Listing Rules as it involves a transaction between BEHL and its non-wholly-owned subsidiary and transactions between BEHL's subsidiary (i.e. the Company) and Mr. Cao Wei and Mr. Zhong Yuan who are the directors of BEHL's subsidiary. Since the directors of BEHL consider the terms of the Transaction are on normal commercial terms and the consideration for the shares in PTG or the book value of the net tangible assets of the Cyber Vantage Group does not exceed 3% of the book value of the net tangible assets of the BEHL Group as disclosed in its latest published audited consolidated accounts, BEHL will disclose further details of the Transaction in its next annual report in accordance with Rule 14.25(1) of the Listing Rules.

Upon Completion, both BETIT and BTTE will remain as non-wholly-owned subsidiaries of BEHL. The directors of BEHL (including the independent non-executive directors of BEHL) consider that the On-going Connected Transactions contemplated under the Technical Services Agreements (as amended by the Supplemental Agreements) are entered into on normal commercial terms and in the ordinary and usual course of business of both BETIT and BTTE. As no connected person or connected persons of BEHL is or are together a substantial shareholder in any of BETIT or BTTE, such transactions will be exempted from all disclosure or shareholders' approval requirements under Rule 14.24(4) of the Listing Rules.

9. CHANGE IN THE COMPANY'S SHAREHOLDING STRUCTURE

The following table sets out the change in the shareholding structure of the Company as a result of the allotment and issue of the Consideration Shares:

	Immediately before Completion *(Note 1)*		**Immediately after Completion** *(Note 1)*	
	Shares	%	Shares	
BEHL	168,000,000	55.31%	240,675,000	53.9

IHL	58,618,368	19.30%	58,618,368	13.14%
Mr. Cao Wei*(Note3)*	-	-	20,947,000	4.69%
Mr. Zhong Yuan*(Note4)*	-	-	10,474,000	2.35%
Existing public shareholders*(Note2)*	77,140,382	25.39%	77,140,382	17.29%
Other public shareholders				
Mr. Tian Ye*(Note2)*	-	-	20,947,000	4.69%
Mr. Wang Dongbin*(Note2)*	-	-	10,474,000	2.35%
Ms. Liu Xiling*(Note2)*	-	-	6,983,000	1.56%
Total	303,758,750	100.00%	446,258,750	100.00%

Notes:

1. The figures assume that other than the Consideration Shares, no new Shares will be issued or repurchased by the Company after the date of this announcement and up to the date of Completion.

2. Upon Completion, these shareholders will be regarded as part of the public.

3. Upon Completion, Mr. Cao Wei will remain as the director of Cyber Vantage and BETIT, therefore, his shareholding in the Company will not be regarded as part of the public float

4. Upon Completion, Mr. Zhong Yuan will remain as the director of Cyber Vantage, therefore, his shareholding in the Company will not be regarded as part of the public float.

10. EXTRAORDINARY GENERAL MEETING

The EGM will be convened as soon as practicable at which resolutions will be proposed to approve, among other things, the Transaction, the On-going Connected Transactions and the issue of the Consideration Shares. In view of the interest of BEHL in the Transaction, BEHL and its associates will abstain from voting at the EGM in respect of those resolutions pertaining to the Transaction, the On-going Connected Transactions and

the issue of the Consideration Shares.

11. GENERAL

A circular containing, among other things, (1) information on the Transaction, the On-going Connected Transactions and the issue of the Consideration Shares; (2) the letter from the independent financial adviser containing its advice to the Independent Board Committee; (3) the recommendation of the Independent Board Committee and (4) a notice convening the EGM regarding the aforesaid will be despatched to the Shareholders as soon as practicable.

12. LISTING AND DEALING

An application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

13. DEFINITIONS

As used in this announcement, the following words and phrases shall have the following meanings:

"2001 CV Audited Profit"	the consolidated net profit after tax, if any, of the Cyber Vantage Group for the year ending 31st December, 2001 to be shown in the audited consolidated accounts of the Cyber Vantage Group to be prepared by Messrs. Ernst & Young or such other firm of certified public accountants acceptable to the Company
"Agreement"	the conditional sale and purchase agreement dated 20th September, 2001, entered into between the Company, BEHL and the

	Individual CV Owners regarding the Transaction
"associates"	have the meaning as defined in the Listing Rules
"BEHL"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is interested in 55.31% of the issued share capital of the Company as at the Latest Practicable Date
"BEHL Group"	BEHL and its subsidiaries
"BJLF"	Beijing Jing Lian Fa Investment Management Centre, is an indirect wholly owned subsidiary of BEHL (北京市京聯發投資管理中心)
"Beijing Education Bureau"	Education Bureau of the Beijing Municipal Government (北京市教育委員會)
"BETIT"	Beijing Enterprises Teletron Information Technology Co. Ltd. (北京北控電信通信息技術有限公司), a wholly foreign owned enterprise established in the PRC on 20th February, 2001 and a wholly-owned subsidiary of Cyber Vantage
"BT Intelligent System"	Beijing Teletron Intelligent System Co. Ltd. (北京電信通智能科技有限公司), a company incorporated in the PRC on 1st March, 2000 with limited liability and is owned as to 60% by BETIT and 40% by

	third parties independent of any of the directors, chief executive or substantial shareholders of the Company or BEHL or any of their respective subsidiaries or associates
"BTETD"	Beijing Teletron Economic and Trading Development Co. Ltd. (北京市電信通經貿發展有限公司)
"BT System Integration"	Beijing Teletron System Integration Co. Ltd. (北京市電信通系統集成有限公司), a company incorporated in the PRC on 2nd June, 1998 with limited liability and is owned as to 51% by BETIT and 49% by third parties independent of any of the directors, chief executive or substantial shareholders of the Company or BEHL or any of their respective subsidiaries or associates
"BTTE"	Beijing Teletron Telecom Engineering Co. Ltd. (北京電信通電信工程有限公司), a company incorporated in the PRC with limited liability, is an indirect non-wholly owned subsidiary of BEHL
"Board"	the board of Directors
"Business Day"	any day other than a Saturday, Sunday or a day on which commercial banking institutions in Hong Kong are authorized or obligated by law or executive order to be closed
"BVI"	the British Virgin Islands

"BWCT"	Beijing Shixun Hutong Communication Technology Co. Ltd. (北京世訊互通通信技術有限公司), an associated company of Cyber Vantage established in the PRC with limited liability on 19th June, 2001 and is owned as to 50% by BETIT and the remaining 50% by a third party independent of any of the directors, chief executive or substantial shareholders of the Company or BEHL or any of their respective subsidiaries or associates
"Company"	Beijing Development (Hong Kong) Limited (北京發展(香港)有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	the completion of the Agreement
"Consideration"	the aggregate consideration of HK$190,000,000 payable by the Company for the acquisition of E-Tron and PTG
"Consideration Shares"	the aggregate of 142,500,000 new Shares, representing approximately 31.93% of the entire issued share capital of the Company (as enlarged by the issue of such Shares) as at Completion, to be allotted and issued to BEHL and the Individual CV Owners upon Completion
"Cyber Vantage"	Cyber Vantage Group Limited (網絡卓越有限公司), a joint venture company incorporated in the BVI and is indirectly

	owned as to 51% by BEHL and 49% by the Individual CV Owners prior to Completion.
"Cyber Vantage Group"	Cyber Vantage, its subsidiaries and BWCT
"Director(s)"	the director(s) of the Company
"Ed Agreement"	an agreement dated 5th June, 2001, entered into between BETIT and the Beijing Education Bureau
"EGM"	the extraordinary general meeting of the Company to be convened for approving, amongst other things, the Transaction, the On-going Connected Transactions and the issue of the Consideration Shares
"E-Tron"	E-Tron Limited, a company incorporated in the BVI and is owned as to 30% by Mr. Cao Wei, 30% by Mr. Tian Ye, 15% by Mr. Zhong Yuan, 15% by Mr. Wang Dongbin and 10% by Ms. Liu Xiling prior to Completion
"Group"	the Company and its subsidiaries
"Guaranteed Profit"	HK$20,000,000, being the amount of the consolidated net profit after tax of the Cyber Vantage Group for the year ending 31st December, 2001 guaranteed by BEHL and the Individual CV Owners severally pursuant to the Agreement
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles

"Hong Kong" — the Hong Kong Special Administrative Region of the PRC

"IHL" — Illumination Holdings Limited, a substantial shareholder with a 19.30% shareholding interest in the Company as at the Latest Practicable Date

"Independent Board Committee" — independent committee of the board of Directors to be appointed by the board of Directors to advise the Independent Shareholders in respect of the Transaction

"Independent Shareholder(s)" — the Shareholder(s) other than BEHL and its associates

"Individual CV Owners" — Mr. Cao Wei (曹瑋), Mr. Tian Ye (田野), Mr. Zhong Yuan (鐘原), Mr. Wang Dongbin (王東斌) and Ms. Liu Xiling (劉西玲), who together are indirectly interested in 49% of the shareholding interests in Cyber Vantage immediately prior to Completion

"ISP" — Internet service provider

"Latest Practicable Date" — 20th September, 2001, being the latest practicable date before the printing of this announcement for ascertaining certain information contained in this announcement

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"MOU" — a memorandum of understanding dated 10th May, 2001, entered into between BETIT and Beijing Education Information Network

	Service Centre Co. Ltd.
"On-going Connected Transactions"	transactions contemplated under the Technical Services Agreements (as amended by the Supplemental Agreements)
"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
"PTG"	Prime Technology Group Limited, a company incorporated in the BVI and a wholly-owned subsidiary of BEHL prior to Completion
"Restricted Shares"	69,825,000 Shares, which form part of the Consideration Shares, to be alloted and issued to the Individual CV Owners upon Completion
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"SI Industry"	the industry of network system integration and network infrastructure facilities
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreements"	three supplemental agreements all dated 6th September, 2001 and three supplemental agreements all dated 19th September, 2001 entered into between BETIT and BTTE to amend the Technical Services Agreements

"Technical Services Agreements"	a technical support agreement, a management consultation agreement and a market development consultation agreement, all dated 1st August, 2001 and were entered into between BETIT and BTTE
"Transaction"	the acquisition of the entire issued share capital of E-Tron and PTG by the Company for a consideration of HK$190,000,000 pursuant to the Agreement
"Vendors"	BEHL and the Individual CV Owners
"Warranties"	the warranties given by BEHL and the Individual CV Owners to the Company pursuant to the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

By Order of the Board
Beijing Enterprises Holdings Limited
Hu Zhao Guang
Chairman

By Order of the Board
Beijing Development (Hong Kong) Limited
Xiong Da Xin
Chairman

Hong Kong, 20th September, 2001

In this announcement, for information purpose only, certain amounts in RMB have been translated into HK$ at RMB1 to HK$0.9346. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates or at all.

"Please also refer to the published version of this announcement in the South China Morning Post "


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)



北京發展(香港)有限公司

BEIJING DEVELOPMENT (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

MAJOR AND CONNECTED TRANSACTIONS AND ON-GOING CONNECTED TRANSACTIONS

SUMMARY

The directors of BEHL and the Directors refer to the joint announcement of BEHL and the Company dated 20th September, 2001.

A supplemental agreement has been entered into between the Company, BEHL and the Individual CV Owners on 27th September, 2001, under which Completion has been made conditional on, among other things, the approval of the Transaction and allotment and issue of the Consideration Shares by the independent shareholders of BEHL.

It should be noted that no connected person of BEHL will be required to abstain from voting with regard to the Transaction and the issue of the Consideration Shares at the extraordinary general meeting of BEHL.

A circular containing, among other things, information on the Transaction and the allotment and issue of the Consideration Shares, the letter from the independent financial adviser of BEHL containing its advice to the independent board committee of BEHL in relation to the Transaction and the allotment and issue of the Consideration Shares, the recommendation of

the independent board committee of BEHL and the notice convening the BEHL EGM will be despatched to the shareholders of BEHL as soon as practicable.

The directors of BEHL and the Directors refer to the joint announcement of BEHL and the Company dated 20th September, 2001 (the "Joint Announcement"). Capitalized terms used herein shall have the same meaning as those used in the Joint Announcement, unless otherwise defined herein.

Pursuant to the Agreement, upon Completion, the Company is required, among other things, (1) to pay to Mr. Cao Wei or his nominee(s), HK$6,983,000 in cash and allot and issue to him or his nominee(s) 20,947,000 Consideration Shares, credited as fully paid, and (2) to pay to Mr. Zhong Yuan or his nominee(s), HK$3,491,000 in cash and allot and issue to him or his nominee(s) 10,474,000 Consideration Shares, credited as fully paid.

Mr. Cao Wei is a director of certain of BEHL's subsidiaries, namely Cyber Vantage, BETIT, BTTE, BT System Integration and BT Intelligent System, and (2) Mr. Zhong Yuan is a director of a subsidiary of BEHL, namely Cyber Vantage. Therefore, both Messrs. Cao Wei and Zhong Yuan are connected persons of BEHL.

In view of the fact that the Transaction involves, inter alia, an issue of new shares of BEHL's subsidiary (i.e. the Company) to the connected persons of BEHL (i.e Messrs. Cao Wei and Zhong Yuan), BEHL will be required to obtain its independent shareholders' approval in a general meeting under the Listing Rules so far as the allotment and issue of the respective Consideration Shares to Messrs. Cao Wei and Zhong Yuan is concerned. Since the allotment and issue of such Consideration Shares to Mr. Cao Wei and Mr. Zhong Yuan forms part of the Transaction, BEHL will be required to obtain its independent shareholders' approval in respect of the Transaction and the allotment and issue of the Consideration Shares in a general meeting.

The directors of BEHL consider that the Transaction is on normal commercial terms and is negotiated on arm's length basis and they further consider that the Transaction and the allotment and issue of the Consideration Shares are fair and reasonable so far as the shareholders of BEHL are concerned.

A supplemental agreement has been entered into between the Company, BEHL and the Individual CV Owners on 27th September, 2001, under which Completion has been made conditional on, among other things, the approval of the Transaction and allotment and issue of the Consideration Shares by the independent shareholders of BEHL.

It should be noted that no connected person of BEHL will be required to abstain from voting with regard to the Transaction and the issue of the Consideration Shares at the extraordinary general meeting of BEHL ("BEHL EGM").

A circular containing, among other things, information on the Transaction and the allotment and issue of the Consideration Shares, the letter from the independent financial adviser containing its advice to the independent board committee of BEHL in relation to the Transaction and the allotment and issue of the Consideration Shares, the recommendation of the independent board committee of BEHL and the notice convening the BEHL EGM will be despatched to BEHL's shareholders as soon as practicable.

By Order of the Board	By Order of the Board
Beijing Enterprises Holdings Limited	**Beijing Development (Hong Kong) Limited**
Hu Zhao Guang	**Xiong Da Xin**
Chairman	*Chairman*

Hong Kong, 27th September, 2001

"Please also refer to the published version of this announcement in the Hong Kong i-mail"